Exhibit 99.3

Execution Version

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is entered into as of August 31, 2020 (the “Effective Date”), by and among RWB Platinum Vape Inc., a California corporation (“Buyer”), Red White & Bloom Brands Inc., or its designated assign(s) (“RWB” or “Parent” and, collectively with Buyer, the “Buyer Parties”, each a “Buyer Party”), on the one hand, and the entities listed on Exhibit A attached hereto (collectively, “Platinum Vape” or the “Company” or the “Companies”), and George Sadler and Cody Sadler, each an individual resident of California (each, a “Seller” and collectively as, “Sellers”), on the other hand. Buyer Parties, Platinum Vape and Sellers are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

R E C I T A L S

A.         Platinum Vape is an integrated cannabis  conglomerate  involved  in the manufacture, distribution and brand licensing of various cannabis derivative products, including vapes and edibles, through various manufacturing facilities and businesses located in California, Michigan and Oklahoma owned and/or operated through licensing arrangements (the “Business”).

B.         Sellers own all the outstanding capital securities of the Companies.

C.         Buyer wishes to purchase from Seller, and Seller wishes to sell to Buyer, one hundred percent (100%) of the issued and outstanding equity securities of Platinum Vape (the “Purchase Securities”), for the consideration and pursuant to the terms and conditions detailed herein.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT Section 1.          Definitions.

“Accounting Principals” means those accounting rules, methodologies and adjustments historically applied by the Companies as utilized in the Financial Statements.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, diminution in value, deficiencies, environmental analyses, remediations, settlements and compromises, expenses, and fees, (including, without limitation, court costs and reasonable fees and expenses of attorneys, accountants and other experts).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Agreement” has the meaning set forth in the preface above.

“Applicable Law” or “Applicable Laws” means any and all laws, ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, certificates, franchises, permits, requirements and injunctions adopted, enacted, implemented, promulgated, issued or entered by or under the authority of any Governmental Authority having jurisdiction over a specified Person or any of such Person’s properties or assets, including but not limited to the Cannabis Laws. Notwithstanding the foregoing, neither “Applicable Law” nor “Applicable Laws” shall include any U.S. federal laws, statutes, codes, ordinances, decrees, rules or regulations which apply to the production, trafficking, distribution, processing, extraction, sale, or any transactions promoting the business or involving the proceeds of marijuana (cannabis) and related substances (collectively, the “Excluded Laws”); provided, however that Excluded Laws shall not include any provision of the Code, including, without limitation, Section 280E of the Code.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

“Buyer” has the meaning set forth in the preface above.

“Buyer Indemnified Party” has the meaning set forth in Section 8(b)(i).

“Cannabis Laws” means the laws of the jurisdictions in which the Company operates relating to cannabis, and any applicable state and local ordinances, rules or regulations relating to cannabis.

“Closing” has the meaning set forth in Section 2(e) below.

“Closing Date” has the meaning set forth in Section 2(e) below.

“Code” means the Internal Revenue Code of 1986, as amended. “Company(ies)” has the meaning set forth in the preface above.

“Confidential Information” means any information concerning the businesses and affairs of a Party (that is not already generally available to the public through no wrongful act on the part of any receiving party) whether of a technical, business or other nature, including, without limitation, the following: (i) all information that is a trade secret under applicable trade secret or other law; (ii) all information concerning customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware and software and database technologies, Systems, structures and architectures; (iii) all information concerning the business and affairs of such Party (which includes historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical plans, strategic plans, marketing and advertising plans, publications, client and customer lists and files, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented); and (iv) the terms and conditions of this Agreement.

“Current Assets” means accounts receivable, inventory, raw products (to the extent not included in inventory) and prepaid expenses, but excluding (a) the portion of any prepaid expense of which Buyer will not receive the benefit following the Closing, (b) deferred Tax assets (if any), and (c) receivables from any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their respective Affiliates, determined using the Accounting Principles. The amount attributed to inventory and raw products in Current Assets shall be determined based on the cost paid by the Companies for such goods prior to Closing.

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, but excluding payables to any of the Company’s Affiliates, directors, employees, officers or stockholders and any of their

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respective Affiliates, deferred Tax liabilities and the current portion of long term debt, determined using the Accounting Principles.

“Data Security Requirements” means, collectively, all of the following to the extent related to data treatment, collection, storage, use, processing, privacy, data protection and security, and anti-spam or similar consumer protection matters: (a) all Applicable Laws; (b) any Company’s policies, rules and procedures; (c) any contractual obligation of any Company (including with respect to the Payment Card Industry (PCI) Data Security Standard); and (d) applicable industry standards.

“Disclosure Schedule” is the disclosure schedule to be provided by the Company to Buyer. “Due Diligence Date” means August 20, 2020.

“EBIT” means, with respect to the Companies on a consolidated basis for any period of determination, the net income before income taxes of the Company for such period, determined in accordance with GAAP consistently applied.

“Employment Agreements” means, collectively, (a) the Employment Agreement to be entered into on the Closing Date between Buyer and George Sadler in the form attached to this Agreement as Exhibit D, and (b) the Employment Agreement to be entered into on the Closing Date between Buyer and Cody Sadler in the form attached to this Agreement as Exhibit D, in each case as amended or otherwise modified from time to time.

“Environmental Laws” means all federal, state, local and foreign Laws, including statutes, regulations, ordinances, rules, directives, orders, decrees and other provisions or common law having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon the Company or the Sellers, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date. By way of example and not limitation, the term “Environmental Laws” shall include (as may be amended from time to time prior to the Closing Date) the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Oil Pollution Act, the Endangered Species Act, the Safe Drinking Water Act, the Solid Waste Disposal Act, the Emergency Planning and Community Right to Know Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and all regulations under such statutes.

“Escrow Agent” has the meaning set forth in Section 2(d) below.

“Fundamental Representations” means Section 3(a)(i) (Authorization of Transaction), Section 3(a)(ii) (Purchase Securities), Section 3(a)(iii) (Broker Fees), Section 3(a)(iv) (Non-contravention), Section 3(c)(i) (Organization, Qualification and Corporate Power), Section 3(c)(iii) (Non-contravention), Section 3(c)(v) (Title to Assets), Section 3(c)(iv) (Broker Fees), Section 3(c)(vii) (Legal Compliance; Permits; Cannabis Matters); Section 3(c)(xv) (Taxes), and Sections 3(b)(i)-(iv) and (xxv).

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (d) multinational organization or (e) body exercising, or entitled

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to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Indebtedness” means, with respect to the Companies, without duplication: (i) all liabilities for borrowed money, whether current or funded; (ii) all obligations evidenced by a note, bond, debenture, letter of credit, draft or similar instrument; (iii) that portion of obligations with respect to capital leases, if any, that is properly classified as a liability on a balance sheet; (iv) all other obligations of the Companies, other than normal and customary accounts payable; (v) notes payable and drafts accepted representing extensions of credit; (vi) any obligation owed for all or any part of the deferred purchase price of property or services; (vii) all obligations of the Companies to their members or shareholders; (viii) all Tax obligations of the Companies (including any amounts under audit by any tax authority); (ix) any amounts, fines, penalties or claims asserted the Companies by any Governmental Authority; (x) all interest on the items set forth in (i) through (ix) above; (xi) any guarantees of indebtedness of any other person; (xii) all indebtedness and obligations of the types described in the foregoing clauses (i) through (xi) above to the extent secured by any lien on any property or asset owned or held by the Companies, regardless of whether the indebtedness secured thereby shall have been assumed by that person or is nonrecourse to the credit of that person.

“Indemnified Party” has the meaning set forth in Section 6 below.

“Indemnifying Party” has the meaning set forth in Section 6 below.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, divisions, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, other source identifiers, and rights in telephone and facsimile numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all rights of publicity, privacy, and endorsement (including rights to the use of names, voices, likenesses, images, appearances, signatures, and biographical information of real persons), (d) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (e) all mask works and all applications, registrations, and renewals in connection therewith, (f) all trade secrets and Confidential Information (including customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (g) all computer software (including Source Code, object code, data, databases, and related documentation), (h) all advertising and promotional materials, (i) Social Media Accounts and pages, (j) all other proprietary rights, and (k) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Knowledge” means actual knowledge of a Seller after reasonable investigation.

“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien (statutory or other), encumbrance, easement, encroachment, right of way, right of first refusal, option, charge, or other security interest.

“Material Adverse Effect” or “Material Adverse Change” means, with respect to the applicable Party, any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results, operations, or business prospects (including as projected in any revenue, earnings, or other forecast, whether internal or published) of the

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applicable Party, or to the ability of the applicable Party to consummate the transactions contemplated hereby.

“Net Working Capital” means, determined as of the open of business on the Closing Date, (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company.

“Note” has the meaning set forth in Section 2(b)(iii).

“Notice of Termination” has the meaning set forth in Section 8.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” has the meaning set forth in the preface above.

“Permit” means any permit, license, franchise certificate, consent, accreditation or other authorization of a Governmental Authority, including state and local commercial cannabis licenses necessary to lawfully operate within the jurisdictions in which the Companies conducts their Business.

“Permitted Liens” means the liens on the 2016 Ford Transit Connect and the 2018 Ram Promaster 2500 owned by VPM.

“Person” means an individual, a partnership, a corporation, a limited liability company,  an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Products” means all products, including any currently in development, from which any Company or any of their respective Subsidiaries has derived within the three (3) years preceding the date hereof, is currently deriving or is scheduled to derive, revenue from the sale, or provision thereof.

“Public Disclosure Record” means all documents filed by or on behalf of RWB on the System for Electronic Document Analysis Retrieval (“SEDAR”) since June 1, 2020 and the U.S. Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) and prior to the date hereof that are publicly available on the date hereof;

“Purchase Price” has the meaning set forth in Section 2(b) below.

“Purchase Securities” has the meaning set forth in the Recitals above.

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“Revenue” means gross sales proceeds from any source less any state sales tax and excise tax collected from third parties.

“RTO Effective Date” means April 24, 2020, the date on which a reverse takeover transaction occurred, certain effects of which being that RWB became a “reporting issuer” and the RWB Shares commenced trading on the CSE.

“RWB Shares” means the common shares of RWB that, as of the date hereof, are traded on the OTCQX and the CSE.

“RWB Securities” means, collectively, the RWB Shares to be issued under any Transaction Document and the Notes.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Security Agreement” means the Security Agreement substantially in the form contained herewith in Exhibit E securing the Buyer Parties’ obligations under the Note.

“Sellers” has the meaning set forth in the preface above.

“Seller Indemnified Party” has the meaning set forth in Section 6(c)(i).

“Social Media Accounts” means any websites, applications and similar electronic means by which users are able to create and share information, ideas, personal messages, and other content (including, without limitation, text, photos and videos) or to participate in social networking.

“Software” means all (a) computer software or platform (in object code or source code format), (b) data, databases, compilations, including metadata, whether machine readable or otherwise; (c) algorithms, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) and related documentation and materials, including, for clarity, any computer software or platform provided on a “Software-as-a-Service” basis.

“Source Code” means human-readable computer software and code, in a form other than Object Code form or machine-readable form, including related programmer comments and annotations, help text, data and data structures, object-oriented and other code, which may be printed out or displayed in human- readable form, and, for purposes of this Source Code definition, “Object Code” means computer software code, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiaries” means, with respect to any Person (other than an individual), any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person

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and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner.

“Systems” means the Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, communications, telecommunications, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized and/or software systems that are used or relied on by the Company or over which the Company has any control.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, escheat, abandoned or unclaimed property or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 6(d) below.

“Transaction Documents” means, collectively, this Agreement, the Notes, the Employment Agreements, the Security Agreement, all agreements, instruments, certificates and other documents delivered under Section 5, in each case as amended or otherwise modified from time to time.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the RWB Shares is then listed or quoted on a U.S. trading market, the daily volume weighted average price of the RWB Shares for such date (or the nearest preceding date) on the trading market on which the RWB Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a trading market, the volume weighted average price of the RWB Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the RWB Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the RWB Shares are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the RWB Shares stock so reported, or (d) in all other cases, the fair market value of a RWB Share as determined by an independent appraiser selected in good faith by the Sellers and reasonably acceptable to RWB, the fees and expenses of which shall be paid by RWB.

Section 2.          Purchase and Sale of Company Securities.

(a) Basic Transaction.   On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Sellers, and Sellers agree to sell to Buyer, all of the Purchase Securities, free and clear of any Liens and Liabilities other than Permitted Liens (the “Purchase”), all for the consideration specified below in this Section 2.

(b)Purchase Price. As consideration for the Purchase, Buyer agrees to pay to Sellers a total of Thirty-Five Million Dollars ($35,000,000.00), payable as follows (collectively, the “Purchase Price”):

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(i)         Seven Million Dollars ($7,000,000.00) in cash or cash equivalent as a non- refundable deposit on or before Closing (the “Initial Payment”);

(ii)        Thirteen Million Dollars ($13,000,000.00) in cash or cash equivalent due on the date that is one hundred twenty (120) days from the Closing Date, or such earlier date as the Parties agree upon in writing (the “Second Payment”);

(iii)       Promissory notes issued by Buyer and acknowledged and agreed by RWB with a total principal amount equal to Fifteen Million Dollars ($15,000,000.00) substantially in the form attached hereto as Exhibit B (the “Note(s)”). The Notes will mature after three (3) years and may be converted at the option of the holder into common shares of RWB after twelve (12) months from issuance at a conversion price of USD$0.57, as adjusted pursuant to the terms of the Notes. Buyer Parties’ obligations under the Notes shall be secured by all assets and ownership interests of the Company pursuant to the Security Agreement. Beginning on the date four (4) months following issuance, in the event that the closing price of the RWB shares quoted on OTCQX exceeds one hundred fifty percent (150%) of the conversion price for at least ten (10) consecutive trading days, then RWB has the right to force the conversion of the Notes into shares of RWB; provided that a Seller cannot be obligated to convert if such conversion would cause them to be deemed an affiliate of RWB under US or Canadian securities laws to the extent such designation did not apply due to Sellers serving as officers, directors or managers of any Company.

(c) Earn-out. As additional consideration for the Purchase, Buyer agrees to pay Sellers a one-time payment of up to an additional Twenty-Five Million Dollars ($25,000,000.00) (the “Earn-Out Payment”), as follows:

(i)         The Earn-out Payment shall be Seven Million Five Hundred Thousand Dollars ($7,500,000.00) if Platinum Vape earns Revenue of at least Eighty Million Dollars ($80,000,000.00) but less than Ninety Million Dollars ($90,000,000.00) within the twelve (12) months immediately following the Closing Date (the “Earn-out Period”);

(ii)        The Earn-out Payment shall be Fifteen Million Dollars ($15,000,000.00) if Platinum Vape earns Revenue of at least Ninety Million Dollars ($90,000,000.00) but less than One Hundred Million Dollars ($100,000,000.00) within the Earn-out Period; and

(iii)    The Earn-out Payment shall be Twenty Five Million Dollars ($25,000,000.00) if Platinum Vape earns Revenue of more than One Hundred Million Dollars ($100,000,000.00) within the Earn-out Period.

(iv)       As a condition to earning the Earn-Out Payment, both of the following must be true: (x) the Company’s EBIT for the Earn-out Period was at least fifteen percent (15%) of Revenue during the Earn-out Period, and (y) Sellers have continued to be employed by RWB or any Company for the entire the Earn-out Period; unless, Sellers resigned for “Good Reason” or were terminated without “Cause,” pursuant to their respective Employment Agreements.

(v)        Procedures for Determination of Earn-out Payments.

(A)       On or prior to the date that is ten (10) business days after the end of the Earn-out Period (the “Earn-out Calculation Delivery Date”), Buyer shall prepare and deliver to Sellers a written statement (the “Earn-out Calculation Statement”) setting forth in reasonable detail its determination of Revenue for the Earn-out Period, EBIT for the Earn-out Period, and its calculation of the resulting Earn-out Payment, if any (the “Earn-out Calculation”).

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(B)       Seller shall have ten (10) business days after receipt of the Earn- out Calculation Statement (the “Earn-out Review Period”) to review the Earn-out Calculation Statement and the Earn-out Calculation set forth therein. During the Earn-out Review Period, Sellers and their representatives shall have the right to inspect the Company’s books and records during normal business hours at the Company’s offices. Prior to the expiration of the Earn-out Review Period, Sellers may object to the Earn-out Calculation set forth in the Earn-out Calculation Statement by delivering a written notice of objection (an “Earn-out Calculation Objection Notice”) to Buyer. Any Earn-out Calculation Objection Notice shall specify the items in the applicable Earn-out Calculation disputed by Sellers and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute. If Sellers fail to deliver an Earn-out Calculation Objection Notice to Buyer prior to the expiration of the Earn-out Review Period, then the Earn-out Calculation set forth in the Earn-out Calculation Statement shall be final and binding on the Parties. If Sellers timely deliver an Earn-out Calculation Objection Notice, Buyer and Sellers shall work with the Company’s external auditors and negotiate in good faith to resolve the disputed items and agree upon the resulting amounts of the EBIT, Revenue and Earn-out Payment. If Buyer and Sellers are unable to reach agreement within ten (10) business days after such an Earn-out Calculation Objection Notice has been given, all unresolved disputed items shall be promptly referred to an impartial nationally recognized firm of independent certified public accountants, other than Sellers’ accountants or Buyer’s accountants, appointed by mutual agreement of Buyer and Sellers (the “Independent Accountant”). The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable Earn-out Calculation as promptly as practicable, but in no event later than thirty (30) days after such submission to the Independent Accountant, and to resolve only those unresolved disputed items set forth in the Earn-out Calculation Objection Notice. If unresolved disputed items are submitted to the Independent Accountant, Buyer and Sellers shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Sellers, and not by independent review. The resolution of the dispute and the calculation of EBIT and/or Revenue that is the subject of the applicable Earn-out Calculation Objection Notice by the Independent Accountant shall be final and binding on the parties hereto. The fees and expenses of the Independent Accountant shall be borne by 50% by the Buyer and 50% by the Sellers.

(vi)       The Earn-Out Payment shall be due and payable to Sellers within fifteen (15) days after the date on which Sellers and Buyer have agreed upon the amount of the Earn-Out Payment in accordance with Section 2(c)(v). The Earn-Out Payment shall be payable in cash, cash equivalent, RWB Shares (or other class of RWB common shares that is being traded on public markets at the time of determination), or any combination of the foregoing, such class of stock issued being agreed to by Sellers and RWB in writing. For any portion of the Earn-Out Payment paid in RWB Shares, the number of RWB Shares due will be calculated by dividing the applicable amount of the Earn-Out Payment by the five (5)- day VWAP of RWB’s Shares for the final five (5) trading days in the Earn-out Period. Payment of any Earn-Out Payment in RWB Shares or other securities to a Seller must be agreed to in writing by the Seller and RWB. Buyer Parties shall have the right to withhold and set off against any amount otherwise due to be paid pursuant to this Section 2(c) the amount of any amount subject to offset under Section 6(e). The Parties hereto understand and agree that (i) the contingent rights to receive any Earn-out Payment shall not be represented by any form of certificate or other instrument, are not transferable, except by operation of Applicable Laws relating to descent and  distribution,  divorce and community property,  and do not constitute an equity or ownership interest in any Buyer Party, (ii) no Seller shall have any rights as a securityholder of any Buyer Party solely as a result of Seller’s contingent right to receive any Earn-out Payment hereunder (unless and until such Earn-out Payment is paid in RWB Shares as set forth herein), and (iii) no interest is payable with respect to any Earn-out Payment.

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(d)Escrow for Second Payment. On or before Closing (defined below) Sellers will deposit with Hollywood Escrow (the “Escrow Agent”), the stock powers and assignments for uncertificated shares (LLC interests) contemplated by Section 2(g), to be released to Sellers, to be held by them pursuant to the terms of the Security Agreement, upon payment of the Second Payment, and Buyer shall deposit with Escrow Agent assignments of all Purchase Securities from Buyer back to Sellers, substantially in the form attached hereto as Exhibit C, as well as resignations of all directors and managers to be appointed to the Companies by Buyer Parties (collectively, the “Assignments”). In the event that RWB fails to timely pay the Second Payment described in Section 2(b)(ii) (for the avoidance of doubt, Buyer shall be deemed to have paid the full Second Payment hereunder if it is paid net of any amount offset against the Second Payment under Section 6(e)), Sellers shall have the right to terminate/unwind the Purchase and unilaterally instruct Escrow Agent to release the Assignments to Sellers so that Sellers are the sole owners of the Company again. All fees and expenses of the Escrow Agent shall be paid by Buyer Parties. In the event Buyer Parties fail to pay the Second Payment within one hundred twenty (120) days from the Closing Date, Buyer Parties hereby covenant and agree that neither they nor any Person claiming through them shall delay or interfere with the release of Assignments from Escrow Agent to Sellers or bring suit or otherwise assert any claim against the Sellers or Escrow Agent, before any court, arbitrator, mediator or administrative agency anywhere in the world (i) challenging or trying to stop the release of the Assignments to Sellers unless such action is a result of a breach of any representation or warranty of Sellers contained in this Agreement, (ii) asserting that the Initial Payment is a penalty or does not constitute appropriate liquidated damages, (iii) asserting that the Buyer Parties have substantially performed under this Agreement, or (iv) asserting that the provisions of this Section 2(d) are void or unenforceable for any reason; and Buyer Parties agree that Sellers will be entitled to injunction or other equitable relief, as well as damages incurred by Sellers, for any breach by Buyer Parties of the foregoing provisions. Notwithstanding the foregoing, nothing in this Agreement shall prohibit any Buyer Party from bringing good faith claims of fraud. Buyer Parties agree to release Escrow Agent for releasing the Assignments to Sellers in accordance with this Section.

(e) Payment. All payments due Sellers hereunder  shall be paid in equal proportions to each Seller (i.e., fifty percent (50%) of each such payment to each Seller). All dollar figures stated herein are in US dollars.

(f) Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Sellers’ counsel or by such other means (e.g. facsimile or .pdf and post-Closing delivery of the original execution documents to the extent required under Applicable Law) as Buyer Parties and Sellers may mutually determine, and will take place on a mutually agreed-upon date following the satisfaction of all of the conditions to Closing set forth in Section 7 (“Closing Date”) but under no circumstances shall the Closing Date occur later than September 15, 2020 unless agreed by the Parties.

(g)Deliveries at Closing.   At the Closing, in each case unless waived in writing by the receiving Party, (i) Sellers will deliver to Buyer the Transaction Documents duly executed by the Sellers and Companies party thereto and all certificates, instruments, and documents referred to in Section 5(a) below; (ii) Buyer will deliver to Sellers the Transactions Documents duly executed by the Buyer Parties party thereto and all certificates, instruments, and documents referred to in Section 5(b) below; (iii) Sellers will deliver to Escrow Agent stock powers and assignments for uncertificated shares (LLC interests) representing the transfer of the Purchase Securities upon Closing; (iv) Buyer will deliver to Sellers the Initial Payment and Notes; and (v) Sellers will deliver to Buyer (1) all items and equipment required

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to operate the Companies; (2) all keys for the Companies’ property; and (3) all books, ledgers and records of the Companies, including but not limited to, minute books, financial records and statements, bank statements, account information, tax records and certificates of payments, executed contracts, stock certificates, stock powers and assignments, payroll and employee records, vendor lists, customer lists and records, analytical data, and licenses issued to operate the Business or otherwise.

(h)Withholding. Buyer shall be entitled to deduct and withhold (or have deducted and withheld) from the consideration otherwise payable hereunder, such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable law relating to Taxes. Such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

Section 3.          Representations and Warranties Concerning Transaction.

(a) Sellers’ Representations and Warranties. Each Seller represents and warrants to each Buyer Party that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date.

(i)         Authorization of Transaction. Seller has full power, capacity and authority to execute and deliver this Agreement and each other Transaction Document and to perform his obligations hereunder and thereunder. This Agreement and each Transaction Document to which a Seller is a party constitutes the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with its respective terms and conditions, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”). Neither Seller is required to give any notice to, make any filing with, or obtain any authorization, consent, order, registration, exemption, approval or other action of any Governmental Authority in order to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement and all other Transaction Documents have been duly authorized by Seller.

(ii)        Non-contravention. Neither the execution and delivery of this Agreement or any Transaction Document to which Seller is a party, nor the consummation of the transactions contemplated hereby or thereby, will (A) violate any Applicable Law, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority, or court to which Seller is subject, (B) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which he is bound or to which any of his assets are subject, or (C) result in the imposition or creation of a Lien upon or with respect to the Purchase Securities or any other assets of the Business. Notwithstanding the foregoing, the Parties acknowledge and agree that the landlord for the property leased by Vista Prime Management, LLC (“VPM”) at 7895 Convoy, Suites 14, 15, 16 and 17, San Diego, CA 92111 and 7875 Convoy Court, Suites 21, 22 and 24, San Diego CA 92111 (“Convoy Property”) must approve the Purchase prior to Closing.

(iii)       Brokers’ Fees. Seller has no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

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(iv)       Purchase Securities. Sellers collectively own of record and beneficially the Purchase Securities, and Sellers have good and marketable title to the Purchase Securities, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act or any other applicable state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any equity or capital securities in the Company. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any equity or capital securities of the Company. Other than the Purchase Securities set forth opposite each Seller’s name on Schedule 3(a)(iv), Seller owns no other equity securities of any Company, securities, instruments or rights convertible into any equity securities of any Company, or options, warrants or other rights to acquire any equity securities of any Company.

(v)        Securities Representations.

(A)       Sellers understand that the RWB Securities are not registered under the Securities Act, any other U.S. securities laws or applicable state securities laws, and are being issued pursuant to exemptions from such laws, and that RWB’s reliance upon such exemptions is predicated in part on the Sellers’ representations contained herein. Sellers acknowledge that RWB is relying in part upon Sellers’ representations and warranties contained herein for the purpose of qualifying the issuance of the Securities for applicable exemptions from registration or qualification pursuant to federal, state and provincial securities laws, rules and regulations.

(B)       Sellers realize that the RWB Securities have not been registered under the Securities Act or any other U.S. securities law, are characterized under the Securities Act as “restricted securities” and, therefore, cannot be sold or transferred unless subsequently registered under the Securities Act or an exemption from such registration is available. Each Seller acknowledges and agrees that all Securities issued under any Transaction Document will be subject to a restrictive legend substantially similar to the following:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND 1 DAY AFTER DATE OF ISSUANCE].

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION   UNDER   THE   U.S.   SECURITIES   ACT   PROVIDED   BY   (1)   RULE   133 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C)(1) AND (D) ABOVE, AN OPINION   OF   COUNSEL   OF   RECOGNIZED   STANDING   IN   FORM   AND   SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.”

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(C)       Sellers are acquiring the RWB Securities for their own accounts for investment only and not with a view to or for sale in connection with any distribution or resale thereof, and does not presently have any contract, agreement or arrangement with any Person to sell or transfer such Securities.

(D)       Each Seller is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the U.S. securities laws.   Sellers, either alone or with the assistance of professional advisors, are sophisticated investors, can fend for themselves in the transactions contemplated by this Agreement, and have such knowledge and experience in financial and business matters that Sellers can evaluate the merits and risks of the prospective investment in the Securities.

(E)       Except for the representations specifically  set forth  in this Agreement by Buyer Parties, Sellers acknowledge that no officer or other representative of Buyer or RWB, nor any other person or entity has made any representations of any kind or nature to induce Sellers to enter into this Agreement or any other Transaction Document and  that Sellers are relying solely on  the representations in this Agreement and the publicly available information regarding RWB that Sellers have determined was useful in acquiring the RWB Securities. Each Seller’s residence is in the State of California.

(b)Buyer Parties’ Representations and Warranties. Except (x) as disclosed in the Public Disclosure Record and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature), unless any Buyer Party or any officer thereof has Knowledge that a representation made in this Section 3(b) is incorrect at the signing of this Agreement or at Closing, in which case, the qualifier in this subsection (x) shall not apply; or (y) as set forth in the correspondingly numbered Section of the Disclosure Letter, each Buyer Party represents and warrants to Sellers that the statements contained in this Section 3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3(b)).

(i)         Organization of Buyer.   RWB is a corporation duly organized, validly existing, and in good standing under the laws of British Columbia, Canada. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of California.

(ii)        Authorization of Transaction.  Each Buyer Party has full corporate power and authority to execute and deliver this Agreement and each other Transaction Document and to perform its obligations hereunder and thereunder. This Agreement and each Transaction Document to which a Buyer Party is a party constitutes the valid and legally binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its respective terms and conditions, except as may be limited by the Bankruptcy and Equity Exception. Neither Buyer Party is required to give any notice to, make any filing with, or obtain any authorization, consent, order, registration, exemption, approval or other action of any Governmental Authority in order to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement and all other Transaction Documents to which a Buyer Party is a party have been duly authorized by such Buyer Party.

(iii)       Non-contravention. Neither the execution and delivery of this Agreement and any other Transaction Document, nor the consummation of the transactions contemplated hereby or thereby, will (A) violate any Applicable Law, injunction, judgment, order, decree, ruling, charge, or other

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restriction of any Governmental Authority, or court to which a Buyer Party is subject or any provision of its charter, bylaws or other governing documents, or (B) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which a Buyer Party is a party or by which it is bound or to which any of its assets are subject, or (C) result in the imposition or creation of a Lien upon or with respect to the Securities (other than those applicable under applicable securities laws).

(iv)       Brokers’ Fees. Neither Buyer Party has any Liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Sellers could become liable or obligated.

(v)       Cannabis Matters.   Each Buyer Party hereby makes the following representations and warranties relating specifically to cannabis matters:

(A)       Each director and officer of Buyer Party is at least twenty-one (21) years of age

(B)       Neither Buyer Party nor any director or officer of Buyer Party has   any convictions in the State of California or any other jurisdiction. For purposes of this Agreement, “conviction” shall mean and refer to the following:

(1)        a plea or verdict of guilty;

(2)        a conviction following a plea of nolo contendere;

(3)        any convictions dismissed under California Penal Code(the “Penal Code”) §§1203.4, 1203.4a and 1203.41 or any equivalent non-California law;

(4)        any conviction dismissed under California Health and Safety Code (the “H&S Code”) §11361.8 or any equivalent non-California law; Penal Code;

(5)        any violent felony conviction under § 667.5(c) of the Penal Code;

(6)        any serious felony conviction under §1192.7(c) of the embezzlement;

(7)        a  felony conviction  involving fraud, deceit  or

(8)        a felony conviction for hiring, employing or using a minor in transporting, carrying, selling, giving away, preparing for sale or peddling any controlled substance to a minor, or offering, furnishing or selling any controlled substance to a minor;

(9)     a felony  conviction for drug  trafficking  with enhancements pursuant to §§ 11370.4 and 11379.8 of the H&S Code; or

(10)      a conviction under §§ 382 or 383 of the Penal Code.

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(C)       Neither Buyer Party nor any director or officer of either Buyer

Party has (the foregoing are collectively referred to as “Specified Legal Non-Compliance”):

(1)        committed any violation of the California Sherman Food, Drug, and Cosmetic Law that resulted in suspension or revocation of a license, administrative penalty, citation, civil proceeding or criminal conviction;

(2)        committed any violation of the California Food Sanitation Act that resulted in suspension or revocation of a license, administrative penalty, citation, civil proceeding or criminal conviction;

(3)       received any fines or penalties for the production or cultivation of a controlled substance on public or private land pursuant to California Fish and Game Code §§ 12025 or 12025.1;

(4)        committed any act that would reasonably be expected to result in the denial, revocation, or suspension of a license, permit, registration or other consent or approval to conduce commercial cannabis activity;

(5)        been sanctioned by any licensing authority, city or county for any unlicensed commercial cannabis activity;

(6)        had any license, permit, registration or other consent or approval to conduct commercial cannabis activity suspended or revoked by any licensing authority or local jurisdiction, or has had any application for a license, permit, registration or other consent or approval to conduct commercial cannabis activity denied; or

(7)        been determined by a court or governmental agency or tribunal to have engaged in any attempt to obtain a registration, license, or approval to operate a cannabis business in any state or locality by fraud, misrepresentation, or the submission of false information.

(D)       Neither Buyer Party nor any director or officer of a Buyer Party is employed by any agency in the State of California or any of its political subdivisions in any position that involves the enforcement of laws related to cannabis, or that involves the enforcement of any of the penal provisions of law of the State of California prohibiting or regulating the sale, use, possession, transportation, distribution, testing, manufacturing, or cultivation of cannabis or cannabis products, including but not limited to, employment with the California Department of Justice as a peace officer, or employment in any district attorney’s office, in any city attorney’s office, in any sheriff’s office, or in any local police department.

(E)       Each Buyer Party acknowledges and understands that cannabis products are subject to substantial and increasing legislation, regulation, judicial interpretations, and taxation in the United States, which could have an adverse effect on the results of operations, cash flows, and financial position of the Company. The changing nature of the regulation could result in a total loss of the Company’s business and Buyer’s investment.

(F)        Each Buyer Party represents and acknowledges that the changing nature of cannabis regulation could result in a total loss of the Company’s business. Companies engaging in specific cannabis related activities, such as, without limitation, cultivation, processing, and distribution of products containing cannabis or certain cannabis extracts that generally require permitting, licensure, and other similar types of state and local regulatory approval (“license” or “licenses”) before participating

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in their respective cannabis related activity (“licensed activities”). Many regulatory bodies, including state and local agencies (each, a “regulator”), are currently in the process of creating or modifying regulations relating to licensed activities. Some regulatory bodies have particular requirements, such as character or individual suitability based licensing requirements which limit the capacity for certain people or entities (“license holders”) to obtain, maintain and continue to hold the licenses or permits required for such licensed activities. In addition, some jurisdictions review their licenses on a recurring or event driven basis for changes in status of suitability of license holders. License holder suitability factors, permitting issues, and evolving  regulation surrounding  them create additional uncertainty surrounding  a business’s or individual’s ability to obtain or maintain a license. The Company and/or one of its Affiliates may seek licenses which may include, without limitation, dispensing, processing, distributing, or cultivating cannabis in the future through purchase from other license holders coupled with follow-up regulatory approval and

/or direct application with the appropriate regulatory bodies.

(G)       Each Buyer Party understands that many banks and credit unions will not accept deposits from legal cannabis businesses on a state or federal level because businesses that participate in cannabis-related activities are still deemed illegal under federal law. In addition, banks or other financial institutions may not make loans or other traditional banking services available. Although the Department of the Treasury issued guidelines (e.g., FinCEN) indicating that banks are permitted to provide services to cannabis-related companies in states that have legal cannabis as long as certain protocols are followed, many banks and credit unions are reluctant to accept deposits or will immediately close bank accounts of cannabis-related companies. In addition, the federal authorities may, at any time, change their policies and begin or continue penalizing banks or credit unions for providing services to cannabis-related companies in states that have legal cannabis. Additionally, even if banks or other financial institutions open accounts or provide financial services for the target companies, accounts may still be subject to financial or other disciplinary action by authorities. Any one of these or other related challenges could cause substantial losses and materially adversely impact the Company. Buyer Parties accept the foregoing risks.

(vi)       Securities Representations.

(A)       Buyer understands that the Purchase Securities are not registered under the Securities Act, or applicable state securities laws, and are being issued pursuant to exemptions from such laws, and that each Seller’s and the Company’s reliance upon such exemptions is predicated in part on the Buyer’s representations contained herein. Buyer acknowledges that Sellers and the Company are relying in part upon Buyer’s representations and warranties contained herein for the purpose of qualifying the issuance of the Purchase Securities for applicable exemptions from registration or qualification pursuant to federal or state securities laws, rules and regulations.

(B)       Buyer realizes that (1) the Purchase Securities have not been registered under the Securities Act, are characterized under the Securities Act as “restricted securities” and, therefore, cannot be sold or transferred unless subsequently registered under the Securities Act or an exemption from such registration is available, and (2) there is presently no public market for the Purchase Securities and Buyer would most likely not be able to liquidate its investment in the event of an emergency or to pledge the Purchase Securities as collateral security for loans.

(C)       Buyer is acquiring the Purchase Securities for its own accounts and not with a view to or for sale in connection with any distribution or resale thereof and does not presently have any contract, agreement or arrangement with any Person to sell or transfer such Securities.

(D)       Buyer, either alone or with the assistance of professional advisors, is a sophisticated investor, can fend for itself in the transactions contemplated by this Agreement, and has

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such knowledge and experience in financial and business matters that Buyer can evaluate the merits and risks of the prospective investment in the Purchase Securities.

(E)       Except for the representations specifically  set forth  in this Agreement by Sellers and the Company, Buyer Parties acknowledge that no officer or other representative of Sellers or the Company, nor any other person or entity has made any representations of any kind or nature to induce Buyer Parties to enter into this Agreement or any other Transaction Document and that Buyer Parties are relying solely on the representations in this Agreement.

(vii)      RWB Securities. The RWB Securities, if and when issued, will be validly issued, fully paid, non-assessable, and free and clear of any restrictions on transfer (other than any restrictions under the Securities Act, the Securities Act (British Columbia) or any other applicable securities laws), Liens or other encumbrances.

(viii)     Securities Compliance and Filings.

(A)       RWB is a “reporting issuer” within the meaning of applicable securities laws in British Columbia and Ontario, Canada, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of RWB, and RWB is not in default of any material provision of applicable securities laws or the rules or regulations of the CSE. No delisting, suspension of trading or cease trading order with respect to any securities of RWB is pending or, to the knowledge of RWB, threatened. No inquiry, review or investigation (formal or informal) of RWB by any securities commission or similar regulatory authority under applicable securities laws or the, SEC or CSE is in effect or ongoing or expected to be implemented or undertaken. RWB has not taken any action to cease to be a reporting issuer in British Columbia or Ontario or a foreign reporting issuer in the U.S. nor has RWB received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of RWB. The documents and information comprising the Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable securities laws and, where applicable, the rules and policies of the CSE and SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. RWB has not filed any confidential material change report that at the date hereof remains confidential.

(B)       RWB has filed all reports, schedules, forms, statements and other documents required to be filed by RWB under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, and under applicable securities laws in Canada and rules and regulations of the CSE, since the RTO Effective Date (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”). As of their respective dates, the Public Disclosure Record complied in all material respects with the requirements of applicable securities laws.   The financial statements of RWB included in the Public Disclosure Record comply in all material respects with applicable accounting requirements and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and Canadian Securities Administrators (“CSA”) with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the International Financial Accounting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of RWB and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

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(ix)       Material Changes; Undisclosed Events, Liabilities  or Developments. Since the RTO Effective Date, except as specifically disclosed in the Public Disclosure Record or material change report filed prior to the date hereof: (A) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect with respect to either Buyer Party; (B) the Buyer Parties have not incurred any material liabilities (contingent or otherwise) other than (1) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (2) liabilities not required to be reflected in the RWB’s financial statements pursuant to IFRS or disclosed in filings made in the Public Disclosure Record; (C) the Buyer Parties have not altered its method of accounting; (D) the Buyer Parties have not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; (E) the Buyer Parties have not issued any equity securities to any officer, director or Affiliate, (F) the Buyer Parties have not sold, assigned, transferred, leased, licensed or encumbered any of their material tangible assets or Intellectual Property (other than granting non-exclusive licenses of Intellectual Property to customers in connection with the sale of products or provision of services)or suffered any material damage, destruction or other casualty loss with respect to property owned by the Buyer Parties or waived any rights of material value; (H) the Buyer parties have not (i) made or changed any Tax election or changed any method of tax accounting, (ii) settled or compromised any federal, state, local or foreign Tax liability or assessment, (iii) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (iv) surrendered any right to claim a Tax refund, (v) incurred any Liability for Taxes outside the Ordinary Course of Business, (vi) failed to pay any Tax that has become due and payable (including any estimated tax payments), (vii) prepared or filed any Tax Return in a manner inconsistent with past practice, or (viii) taken any other similar action relating to the filing of any Tax Return or the payment of any Tax; and (I) Buyer Parties have not agreed, whether orally or in writing, to do any of the actions described in the foregoing.    Except for the issuance of the Notes and RWB Shares contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to a Buyer Party or its Subsidiaries or their respective businesses, properties, operations, assets or financial condition, that would be required to be disclosed by RWB under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least three (3) trading days prior to the date that this representation is made.

(x)        Litigation. Except as set forth on Schedule 3(b)(x), there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Buyer Parties, threatened against or affecting a Buyer Party, any of their Subsidiaries or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (A) adversely affects or challenges the legality, validity or enforceability of this Agreement or any Transaction Document or the Securities or (B) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect, and neither a Buyer Party nor any of their Subsidiaries, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Buyer Parties, there is not pending or threatened in writing, any investigation by the SEC or similar state or Canadian federal or provincial authority (“Securities Authority”) involving a Buyer Party or any current or former director or officer of a Buyer Party that would reasonably be expected to lead to action that can reasonably be expected to result in a Material Adverse Effect. There has not been, and to the knowledge of the Buyer Parties, there is not pending or threatened in writing, any investigation by a Securities Authority involving the Buyer Parties or any current or former director or officer of the Buyer Parties. The Securities Authority has not issued any stop order or other order suspending the effectiveness of any registration statement filed by either Buyer Party or any of their Subsidiaries under the Exchange Act or the Securities Act.

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(xi)       Labor Disputes. No labor dispute exists or, to the knowledge of the Buyer, is imminent with respect to any of the employees of the Buyer, which would reasonably be expected to result in a Material Adverse Effect. The Buyer and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Buyer Parties, no executive officer of the Buyer Parties or any Subsidiary thereof, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Buyer Parties or any of their Subsidiaries to any liability with respect to any of the foregoing matters.

(xii)       Compliance. None of the Buyer Parties or any of their Subsidiaries: (A) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would reasonably be expected to result in a default by the Buyer or any Subsidiary under), nor has the Buyer or any Subsidiary received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (B) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (C) is or has been in violation of any statute, rule, ordinance or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case for clauses (A)-(C) above as would not have or reasonably be expected to result in a Material Adverse Effect.

(xiii)        Regulatory Permits. The Buyer Parties and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither  the Buyer nor any Subsidiary has received any written notice of proceedings relating to the revocation of any Material Permit.

(xiv)      Title to Assets. The Buyer Parties and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Buyer and the Subsidiaries, in each case free and clear of all Liens, except for (A) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Buyer and the Subsidiaries, (B) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties, and (C) Liens on assets of the Buyer Parties that are in the Public Disclosure Record. Any real property and facilities held under lease by the Buyer Parties and their Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Buyer Parties and their Subsidiaries are in compliance in all material respects.

(xv)      Intellectual Property. The Buyer Parties and its Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the SEC Reports as necessary or required for use in connection with their respective businesses as presently conducted and which the failure to so have would reasonably be expected to have a Material Adverse Effect. None of the Buyer Parties or its Subsidiaries have received, since the date of

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the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that its Intellectual Property rights violate or infringe upon the rights of any Person, except as would not have or reasonably be expected to not have a Material Adverse Effect.

(xvi)     Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Buyer Parties or any of their Subsidiaries to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the Purchase. The Sellers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the Purchase.

(xvii)    Listing and Maintenance Requirements. The RWB Shares are listed and posted for trading on the CSE and no order ceasing or suspending trading in any securities of RWB or prohibiting the sale or issuance of the RWB Shares or the trading of any of RWB’s issued securities has been issued and no (formal or informal) proceedings for such purpose have been threatened or, to the knowledge of RWB, are pending. RWB has not taken any action which would reasonably be expected to result in the delisting or suspension of the RWB Shares on or from the CSE. The RWB Shares are registered pursuant to Section 12(g) of the Exchange Act, and RWB has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the RWB Shares under the Exchange Act nor, to an officer of RWB’s knowledge, has the RWB received any notification that a Securities Authority is contemplating terminating such registration. To the knowledge of any officer of RWB, RWB has not, since the RTO Effective Date, received notice from any trading market or quotation system on which the RWB Shares are or have been listed or quoted to the effect that RWB is not in compliance with the listing or maintenance requirements of such trading market or quotation system. RWB is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements in all material respects.

(xviii)   Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Buyer Parties confirm that neither they nor any other Person acting on their behalf has provided the Sellers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Buyer Parties understand and confirm that the Sellers will rely on the foregoing representation in effecting transactions in securities of RWB. All of the disclosures furnished by or on behalf of the Buyer Parties to the Sellers regarding the Buyer Parties and their Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(xix)     Foreign Corrupt Practices.   None of the Buyer Parties or any of their Subsidiaries, nor to the knowledge of such Persons, any agent or other person acting on behalf of such Persons, has: (A) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity; (B) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (C) failed to disclose fully any contribution made by a Buyer Party or any of their Subsidiaries (or made by any person acting on its behalf of which the Buyer Parties aware) which is in violation of Applicable Laws; or (D) violated in any material respect any provision of FCPA or Canadian counterpart.

(xx)      Regulation M Compliance.   The Buyer Parties have not, and to their knowledge no one acting on their behalf has, (A) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of RWB to facilitate the sale or

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resale of any of the Securities, (B) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (C) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of RWB, other than, in the case of clauses (B) and (C), compensation paid to RWB’s placement agent in connection with the placement of the Securities.

(xxi)     Office of Foreign Assets Control. None of the Buyer Parties or any of their Subsidiaries nor, to the Buyer Parties’ knowledge, any director, officer, agent, employee or affiliate of the Buyer Parties or any of their Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(xxii)    Solvency. Based on the consolidated financial condition of RWB and its

Subsidiaries as of the applicable Closing Date, RWB is solvent.

(xxiii)   Tax Status.   Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, RWB (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all Taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material Taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid Taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

(xxiv)   Shell Company Status. RWB is not presently and has not been since the RTO Effective Date, or to RWB’s knowledge ever been, an issuer identified as a “Shell Company” as defined in Rule 144(i) of the Securities Act.

(xxv)    Liabilities. There are no Liens on the assets of Buyer Parties that would prevent Sellers from holding or perfecting a continuing first priority Lien on the assets and securities of the Companies pursuant to the Security Agreement.

(xxvi)   The capitalization of RWB is as set forth in the Public Disclosure Record, as supplemented by Schedule 3(b)(xxvi) to account for changes since RWB’s last filing. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as disclosed in the Public Disclosure Record or disclosed pursuant to this paragraph, there are no outstanding options, warrants, scrip rights to subscribe to,  calls or commitments of any character whatsoever relating to,  or securities,  rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of RWB Shares, or contracts, commitments, understandings or arrangements by which RWB or any Subsidiary is or may become bound to issue additional shares of RWB Shares or common stock equivalents. The issuance and sale of the RWB Securities to Sellers will not obligate RWB to issue any RWB Shares or other securities to any Person (other than Sellers) and will not result in a right of any holder of RWB securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of RWB are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the RWB Securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to RWB capital stock to which RWB is a party or, to the knowledge of RWB, between or among any of RWB’s stockholders.

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(c) Representations and Warranties Concerning the Companies.

Platinum Vape and each Seller represents and warrants to Buyer Parties that the statements contained in this Section 3(c) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date.

(i)         Organization, Qualification, and Corporate Power. The Companies are duly organized, validly existing,  and in good standing under the laws of the State their respective incorporation or organization. Each Company has full power and authority to execute and deliver this Agreement and each Transaction Document and to perform its obligations hereunder and thereunder. The Companies are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required (excepting Vista Prime 2, Inc., which is in the process of becoming foreign filed with the state of Oklahoma). The Companies have full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the business in which they are engaged and in which they presently propose to engage. The Companies are not in default under or in violation of any provision of their charter, bylaws, or other governing documents.

(ii)        Holdings. All of the issued and outstanding securities of the Companies have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record by Sellers. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments of any nature whatsoever, or any applicable law that could require the Companies to issue, sell, or otherwise cause to become outstanding any of its capital securities. There are no outstanding or authorized security appreciation, phantom security, profit participation, or similar rights with respect to the Companies. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital securities of the Companies.

(iii)       Non-contravention.    Except as set forth on Section 3(c)(iii) of the Disclosure Schedule, neither the execution and the delivery of this Agreement nor any Transaction Document, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate any Applicable Law, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Platinum Vape is subject or any provision of the charter, bylaws, or other governing documents of any of the Companies or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel,  or require any notice under any agreement,  contract,  lease, license, instrument,  or other arrangement to which a Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets). Notwithstanding the foregoing, the Parties acknowledge and agree that: (i) VPM’s cannabis permits and licenses are non-transferable; and (ii) in connection with the Purchase, (A) following Closing VPM must give notice to the applicable California Governmental Authorities of an “ownership change” (as that term is defined in and by MAUCRSA) of the Company, and (B) Buyer Parties will be required to submit to the applicable Governmental Authorities, along with any applicable fee, disclosures for Buyer Parties as if the Buyer Parties had been the securityholder of VPM as of the initial application. Except as explicitly set forth above or as set forth on Section 3(c)(iii) of the Disclosure Schedule, no consent from any third party is necessary to consummate the Purchase.

(iv)      Brokers’ Fees.   The Company has no Liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(v)        Title to Assets.  The Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it in connection with the Business, located on its

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premises, or acquired after the date thereof, in each case free and clear of all Liens other than Permitted Liens, except for properties and assets disposed of in the Ordinary Course of Business and the purchase money liens on vehicles owned by the Companies, the lienholder and amount outstanding with respect to each being set forth on Schedule 3(c)(v).

(vi)       Material Changes; Undisclosed Events, Liabilities  or Developments. Since the date of the June 30, 2020 financial statements of the Company, there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect with respect to any Company. Except as disclosed in Section 3(c)(vi) of the Disclosure Schedule, since the date of the June 30, 2020 financial statements of the Company: (A) none of the Companies has incurred any material liabilities (contingent or otherwise) other than (1) trade payables and accrued expenses incurred in the Ordinary Course of Business consistent with past practice and (2) liabilities that would not be required to be reflected in the Company’s financial statements pursuant to U.S. general accepted accounting principals, consistently applied (“GAAP”), whether or not the Companies used GAAP; (B) the Company has not altered its method of accounting; (C) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock; (D) the Company has not issued any equity securities to any officer, director or Affiliate; (E) the Company has not sold, assigned, transferred, leased, licensed or encumbered any of its material tangible assets or Intellectual Property (other than granting non- exclusive licenses of Intellectual Property to customers in connection with the sale of products or provision of services); (F) suffered any material damage, destruction or other casualty loss with respect to property owned by the Company or waived any rights of material value; (G) the Company has not (i) made or changed any Tax election or changed any method of tax accounting, (ii) settled or compromised any federal, state, local or foreign Tax liability or assessment, (iii) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (iv) surrendered any right to claim a Tax refund, (v) incurred any Liability for Taxes outside the Ordinary Course of Business, (vi) failed to pay any Tax that has become due and payable (including any estimated tax payments), (vii) prepared or filed any Tax Return in a manner inconsistent with past practice, or (viii) taken any other similar action relating to the filing of any Tax Return or the payment of any Tax; or (H) the Company has not agreed, whether orally or in writing, to do any of the actions described in the foregoing. Except for any unpaid expenses and Liabilities identified on Section 3(c)(vi) of the Disclosure Schedule, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, properties, operations, assets or financial condition, that would be required to be included in the Company’s financial statements under the Accounting Principles.

(vii)      Legal Compliance; Permits; Cannabis Matters.

(A)       Except as disclosed in Section 3(c)(vii) of the Disclosure Schedule, Platinum Vape has complied with all Applicable Laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and non- U.S. governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply. The Company holds all Permits and local law authorization(s) required for the lawful conduct of its Business as presently conducted, or necessary for the lawful ownership and/or lease of its properties and assets or the operation of its Business as presently conducted or has entered contracts with local operators who hold such Permits and local authorizations. No notices have been received by the Company alleging the failure to hold any Permit from any Government Authority. No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any Permit held by VPM is pending or threatened and neither VPM nor Sellers know of any valid basis for such proceeding, including the transactions contemplated hereby. None of the Companies other than VPM has been issued or holds any Permits.

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(B)       Platinum Vape hereby makes the following representations and warranties relating specifically to cannabis matters:

(1)        Each director and officer of a Company is at least twenty- one (21) years of age;

(2)        Except as disclosed in Section 3(c)(vii) of the Disclosure Schedule, neither any Seller nor any director or officer of any Company has any convictions in the State of California or any other jurisdiction.

(3)        Except as disclosed in Section 3(c)(vii) of the Disclosure Schedule, neither any Seller nor any director or officer of any Company has committed any Specified Legal Non-Compliance.

(4)        Neither any Seller  nor any director  or  officer of any Company is employed by any agency in the State of California or any of its political subdivisions in any position that involves the enforcement of laws related to cannabis, or that involves the enforcement of any of the penal provisions of law of the State of California prohibiting or regulating the sale, use, possession, transportation, distribution, testing, manufacturing, or cultivation of cannabis or cannabis products, including but not limited to, employment with the California Department of Justice as a peace officer, or employment in any district attorney’s office, in any city attorney’s office, in any sheriff’s office, or in any local police department.

(5)      Each Seller and each Company acknowledges and understands that cannabis products are subject to substantial and increasing legislation, regulation, judicial interpretations, and taxation in the United States, which could have an adverse effect on the results of operations, cash flows, and financial position of the Company. The changing nature of the regulation could result in a total loss of the Company’s business and Seller’s investment in the context of the Seller’s ability to earn the Earn-out Payments.

(6)        In the context of the Sellers’ ability to earn the Earn-out Payments, each Seller represents and acknowledges that the changing nature of cannabis regulation could result in a total loss of the Company’s business. Companies engaging in specific cannabis related activities, such as, without limitation, cultivation, processing, and distribution of products containing cannabis or certain cannabis extracts that generally require permitting, licensure, and other similar types of state and local regulatory approval (“license” or “licenses”) before participating in their respective cannabis related activity (“licensed activities”).   Many regulatory bodies, including state and local agencies (each, a “regulator”), are currently in the process of creating or modifying regulations relating to licensed activities. Some regulatory bodies have particular requirements, such as character or individual suitability based licensing requirements which limit the capacity for certain people or entities (“license holders”) to obtain, maintain and continue to hold the licenses or permits required for such licensed activities. In addition, some jurisdictions review their licenses on a recurring or event driven basis for changes in status of suitability of license holders. License holder suitability factors, permitting issues, and evolving regulation surrounding them create additional uncertainty surrounding a business’s or individual’s ability to obtain or maintain a license. The Company and/or one of its Affiliates may seek licenses which may include, without limitation, dispensing, processing, distributing, or cultivating cannabis in the future through purchase from other license holders coupled with follow-up regulatory approval and /or direct application with the appropriate regulatory bodies. Each Seller acknowledges that no representation or warranty is made that Company will be able to obtain or maintain any particular license or licenses. Nothing in the foregoing paragraph shall limit the Buyer Parties’ obligations to satisfy payment obligations hereunder as they become due and payable.

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(viii)     Financial Statements.

(A)       Section 3(c)(vii)(B)(6) of the Disclosure Schedule contains true and complete copies of the following financial statements of the Company (the “Financial Statements”):

(B)       the unaudited balance sheets of each Company as of December 31, 2018 and December 31, 2019, and the related statements of income for the years then ended; and

(C)       the unaudited balance sheets of each Company as of June 30, 2020 (the “Latest Balance Sheet”), and the related statements of income for the 6-month period then ended (the “Interim Financials”).

(D)       Each of the Financial Statements is complete and correct in all material respects, is consistent with the books and records of the Company and accurately and completely, in all material respects, present the Company’s financial condition, assets and Liabilities as of their respective dates, reported on a cash basis, in accordance with the Accounting Principles consistently applied throughout the periods covered thereby, and except that the Interim Financials are subject to normal year- end adjustments. The reserves reflected in the Financial Statements are reasonable and have been calculated in a consistent manner.

(E)       The internal controls of the Company over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with the Accounting Principles.

(F)        The Company has no debts, Liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise and whether due or to become due), including, without limitation, Liabilities or obligations on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except (i) to the extent reflected and accrued for or reserved against in the Financial Statements or otherwise disclosed to Buyer Parties in Section 3(c)(viii) of the Disclosure Schedule, (ii) for Liabilities and obligations incurred in the ordinary and usual course of business consistent with past custom and practices since the date of the Latest Balance Sheet, which, individually or in the aggregate, are not reasonably expected to be material to the Business, (iii) Liabilities (which are current) relating to future performance under the agreements to which a Company is a party, but in no event any Liability arising out of any breach, nonperformance or defective performance by such Company of any such agreement and (iv) Liabilities under this Agreement and the Transaction Documents to which a Company is a party.

(G)       Except as set forth on Section 3(c)(vii)(B)(6) of the Disclosure

Schedule, the Company has no Indebtedness.

(H)       All accounts receivable of the Company (i) are bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business, (ii) are properly reflected on the Company’s books and records in accordance with the Accounting Principles consistently applied and (iii) to the Company’s Knowledge, unless disclosed on Section 3(c)(viii) of the Disclosure Schedule, are not subject to any setoffs, counterclaims, credits or other offsets, and are current and collectible and will be collected in accordance with their terms at their recorded amounts within ninety (90) days.  No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Company with respect to any accounts receivable other than in the ordinary course of business.

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(ix)       Intellectual Property.

(A)       All of the (i) issued  patents,  (ii) registered  trademarks, (iii) registered service marks, (iv) registered copyrights (together with items (i) through (iii) the “Registered Company Intellectual Property”), (v) applications for any of the items listed in (i) through (iv), (vi) domain name registrations, (vii) Social Media Accounts, and (vii) any material unregistered Intellectual Property, in each case owned by any of the Companies, are set forth on Section 3(c)(ix)(A) of the Disclosure Schedules (“Scheduled Company Intellectual Property” and, together with all Intellectual Property otherwise owned by any of the Companies, the “Company Intellectual Property”). All Registered Company Intellectual Property is valid, subsisting and enforceable.

(B)       The Companies (i) exclusively own and possess all right, title and interest in and to the applicable Company Intellectual Property, and (ii) exclusively own all right, title, and interest in and to, or has a valid, continuing and enforceable right to use all Intellectual Property (pursuant to a contract set forth in Section 3(c)(xi) of the Disclosure Schedule necessary for or used in connection with their respective businesses as presently conducted free and clear of all Liens. The Companies have taken all actions reasonably necessary to maintain and protect all of the Company Intellectual Property, including requiring all present and former employees and independent contractors since 2018 to agree in writing to protect the trade secrets and other confidential information of the applicable Company. Without limiting the foregoing, each Company has required all Persons who have contributed to, developed or conceived any Intellectual Property since 2018 in connection with such Persons’ engagement with such applicable Company to execute a written agreement under which such Intellectual Property shall automatically vest with the applicable Company as work for hire or, where such vesting is not possible by virtue of the applicable Laws, the Person assigns all rights in such Intellectual Property or provides an exclusive, worldwide, fully-paid license for use to the applicable Company.   Immediately prior to the Closing, each Company shall own and possess, and shall continue to own and possess immediately following the consummation of the transactions contemplated by this Agreement, documentation relevant to the trade secrets included in the Company Intellectual Property that is current, accurate and sufficient in detail and content to identify and explain it and allow its full and proper use by a Person of ordinary skill in the art in which such Intellectual Property pertains without reliance on the special knowledge or memory of others.

(C)       (i) No Company has received any written notices from any third party with respect to the infringement, misappropriation, dilution or other violation of any third party’s Intellectual Property by the Company and, to the Seller’s knowledge, there is no reasonable basis for same; (ii) the operation of the business of each Company does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third party and in the past six years, has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any third party, and (iii) there have been no actions, suits, proceedings, or claims settled in the past five years, pending, threatened in writing or to any of the Seller’s Knowledge, otherwise threatened relating to any of the foregoing whether based on copyright, unfair competition law or otherwise, unless disclosed in Section 3(c)(ix) of the Disclosure Schedule. To Sellers’ Knowledge, (i) there has been no infringement, misappropriation, dilution, or other violation of any Company Intellectual Property, and (ii) no third party is currently infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property.   None of the Companies nor any of their respective Subsidiaries has sent or received any written notice regarding any of the foregoing (including any unsolicited demand or request from a third party to license any Intellectual Property).

(D)       Except as disclosed in Section 3(c)(ix) of the Disclosure Schedule, there are no, nor in the past five (5) years have there been, any defects or technical concerns in any of the Products that would prevent the same from performing substantially  in accordance with their user

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specifications or functionality descriptions.   There is no proprietary Software owned by any of the Companies or any of their Subsidiaries and used in connection with their respective businesses.    The Software included in the Company Intellectual Property does not contain any computer code or any other mechanism which: (i) contains any “back door,” virus, malware, Trojan horse or similar devices; (ii) may disrupt, disable, erase or harm the operation of any Software, or cause any Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications; or (iii) permit any Person to access any Software, data, hardware, storage media, programs, equipment or communications without authorization.

(E)       To   Seller’s   Knowledge,   the   conduct   of   each   Company’s respective business is in compliance with, and has been for the past five (5) years in compliance with, all Data Security Requirements, and there have not been any incidents of data security breaches, unauthorized access or use of any of the Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Company’s business information, personally-identifying information, or data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, displayed, transferred, disclosed, destroyed, or disposed of by any of the Systems, and no Company has been subject to any claims or received written notices or complaints related to the foregoing. The consummation of the Transactions will not result in any liabilities of any Company in connection with any Data Security Requirements and the Systems owned by the Companies prior to Closing will be owned and available for use (as applicable) by the Companies following Closing, and any Contract related to the Systems, including license, hosting, maintenance, service and support agreements, will continue to benefit the applicable Companies on identical terms and conditions immediately after the Closing.

(F)      The consummation of the transactions contemplated by this Agreement will not impair or result in the loss of any rights in any Company Intellectual Property or any Company being obligated to pay any royalties or other amounts to any Person in excess of those payable to them in the absence of this Agreement or the Transactions contemplated hereby. No (i) current or former partner, director, stockholder, member, officer, employee of any Company, (ii) Seller, or (iii) Affiliate of Seller, owns any Intellectual Property used in connection with the business of any Company, is a licensee of any Company Intellectual Property, or will, after giving effect to the transactions contemplated hereby, own or retain any rights to Company Intellectual Property.

(x)        Tangible Assets; Condition. The Company owns or leases the machinery, equipment, and other tangible assets set forth in Section 3(c)(x) of the Disclosure Schedule. Each such tangible asset is free from defects (patent and latent), has been used and maintained in accordance with normal industry practice and in compliance with Applicable Laws in all material respects, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed to be used.

(xi)       Contracts.   Section 3(c)(xi) of the Disclosure Schedule lists all of the contracts and other agreements to which the Company is a party that: (A) involves performance of services or delivery of goods or materials either to or from the Company of an amount or value in excess of $25,000 individually during any 12-month period; (B) was not entered into in the Ordinary Course of Business; (C) cannot be terminated by the Company upon less than sixty (60) days’ notice without penalty; (D) requires the Company to purchase its total requirements of a good or service from another Person or that includes a “take or pay” or similar provision; (E) is a collective bargaining agreement or otherwise involves a labor union or other representative of a group of employees relating to wages, hours or conditions of employment; (F) restricts the Company’s business activities or limits the right or ability of the Company to engage in any line of business or to compete with another Person; (G) relates to a joint venture, partnership, strategic

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alliance or similar arrangement or that involves a sharing of profits, losses, costs or Liabilities with another Person; (H) is an employment or consulting agreement or involves the engagement of an independent contractor; (I) provides for payment to or by a Person based on sales, purchases, profits or other metrics other than direct payment for goods or services; (J) is a franchise agreement or a sales promotion, market research, marketing, advertising or similar Contract; (K) is a loan, credit or similar contract or that otherwise relates to Indebtedness; (L) grants a Lien on any of the assets of the Company; (M) is with a Governmental Authority; (N) involves or relates to the acquisition or divestiture of a business or a material amount of assets, properties or securities of another Person (whether by merger, sale of stock, sale of assets, lease, license or otherwise); (O) provides for the indemnification by the Company of another Person or the assumption or guaranty by the Company of a Liability or obligation of another Person; (P) grants another Person “most favored nation status” or any similar type of contract; (Q) relates to the maintenance, operation or administration of the Business but the Company is not a direct party to such contract; or (R) relates to the licensing of any Intellectual Property by the Company to a third party or by a third party to the Company and any other agreements affecting the Company’s ability to use or enforce any Intellectual Property (including concurrent use agreements, settlement agreements and consent to use agreements). Platinum Vape has delivered to Buyer a correct and complete copy of each such written agreement (as amended to date, if applicable) and a written summary setting forth the terms and conditions of each oral agreement referred to in Section 3(c)(xi) of the Disclosure Schedule. With respect to each such agreement, unless otherwise disclosed in Section 3(c)(xi) of the Disclosure Schedule: (1) the agreement is legal, valid, binding, enforceable, and in full force and effect; (2) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (3) no party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (4) the agreement is not under negotiation (nor has written demand for any negotiation been made) and no party has repudiated any provision of the agreement.

(xii)      Notes and Accounts Receivable. All notes and accounts receivable of the Companies are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. Each note receivable of each Company is set forth on Section 3(c)(xii) of the Disclosure Schedule.

(xiii)     Powers of Attorney.   Except as set forth of Section 3(c)(xiii) of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of the Company.

(xiv)     Litigation.   Section 3(c)(xiv) of the Disclosure Schedule describes in reasonable detail each instance in which the Company or Purchase Securities is or, at any time during the three (3) years prior to the date of this Agreement, was (i) subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) a party, threatened to be made a party or the subject of to any action, suit, proceeding, audit, hearing, or investigation of, in, or before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before (or that could come before) any arbitrator (each is a “Proceeding”). None of the actions, suits, proceedings, audits, hearings, and investigations set forth in Section 3(c)(xiv) of the Disclosure Schedule could result in any Material Adverse Change. Neither Seller nor any of the directors, managers or officers (and employees with responsibility for litigation matters) of the Company has any reason to believe that any such action, suit, proceeding, audit, hearing, or investigation may be brought or threatened against the Company or that there is any Basis for the foregoing. Sellers have delivered to Buyer accurate and complete copies of all pleadings, correspondence, audit response letters and other documents relating to such suit, proceeding, audit, hearing, investigation, or charge. The Company is not currently engaged in any Proceeding to recover monies due it or for damages sustained by it.

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(xv)      Tax Status. Except as disclosed on Section 3(c)(xv). each of Platinum Vape and its members (i) has timely filed, or have had timely filed on their behalf, all Tax Returns, reports and declarations required by any jurisdiction to which it is subject (taking into account timely extensions), and all such Tax Returns were correct and complete in all material respects (taking into account all applicable amendments thereto that have been filed), (ii) has fully paid all taxes and other governmental assessments and charges shown or determined to be due on such Tax Returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all Taxes for periods subsequent to the periods to which such Tax Returns, reports or declarations apply. Except as set forth on Section 3(c)(xv) of the Disclosure Schedule, there are no unpaid Taxes in any amount claimed to be due by the Taxing authority of any jurisdiction, and the officers of Platinum Vape know of no Basis for any such claim. There are no ongoing or pending Tax audits by any Governmental Authority of any Taxes or Tax Returns of the Company. Section 3(c)(xv) of the Disclosure Schedules lists all the states with respect to which the Company has filed any Tax Returns since January 1, 2016. No claim as ever been made by any Tax authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction, and the Company does not have and has not had a permanent establishment (within the meaning of any applicable Tax treaty) or an office or fixed place of business in a country outside of its country of formation. The Company has not waived any statute of limitations with respect to any Taxes or consented to the extend the time in which any Taxes may be assessed or collected by any Tax authority, which waiver or extension is still in effect. Except as disclosed on Section 3(c)(xv) of the Disclosure Schedule, the Company has deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and the Company has timely and accurately complied in all respects with all reporting and record keeping requirements related thereto, including filing of Forms W–2 and 1099s (or other applicable forms). There are no Liens with respect to Taxes upon any of the Purchase Securities or assets of the Company. No Governmental Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the Purchase Securities or assets of the Company. Section 3(c)(xv) of the Disclosure Schedule lists the current federal and state Tax classification of each Company and any previous federal or state tax classification of each Company. Section 3(c)(xv) of the Disclosure Schedule lists each Company that has filed Tax Returns reporting deductions that are limited under Section 280E of the Code. None of the Companies has applied Section 263A or Section 471(c) of the Code in its calculation of cost of goods sold for inventory items.

(xvi)     Foreign Corrupt Practices.    Platinum  Vape has not: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (iii) failed to disclose fully any contribution made by Platinum Vape (or made by any person acting on its behalf of which the Platinum Vape is aware) which is in violation of law; or (iv) violated in any material respect any provision of FCPA.

(xvii)    Office of Foreign Assets Control. Neither Platinum Vape nor to Platinum Vape's knowledge, any director, officer, agent, employee or affiliate of Platinum Vape is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(xviii)   Solvency. Each Company is solvent. Platinum Vape is not in default with respect to any Indebtedness.

(xix)     Real Estate. None of the Companies owns any real property. Section 3(c)(xix) of the Disclosure Schedule contains a complete list of all real property leased or subleased by the

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Company (individually “Leased Real Property” and collectively, the “Leased Realty”). The Company has a valid leasehold interest in each Leased Real Property. The Company has previously delivered to Buyer correct and complete copies of (or, in the case of non-written arrangements, accurately and completely described) each of the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Realty (the “Realty Leases”).  With respect to each Realty Lease: (A) the Realty Lease is legal, valid, binding, enforceable and in full force and effect (subject to the Bankruptcy and Equity Exception); (B) the Company nor, to the Company’s Knowledge, any other party to the Realty Lease is in material breach or default, and to the Company’s Knowledge no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Realty Lease; (C) the Realty Lease has not been modified, except to the extent that such modifications are disclosed by the documents delivered to Buyer; (D) the Company is exclusively entitled to all rights and benefits as lessee under the Realty Lease and has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Realty Lease; and (E) the terms and conditions of the Realty Lease will not be affected by, nor will the Realty Lease be in default as a result of, the completion of the transactions contemplated by this Agreement; provided, however, that the Parties acknowledge and agree that the landlord for the Convoy Property must approve the transfer of the Purchased Securities to Buyer prior to Closing. Neither the Company, nor any Seller has received any notice and or has any knowledge of (F) any special assessments affecting the Leased Real Property or improvements thereon; (G) any tax deficiency, lien or assessment against the Leased Real Property or improvements thereon, in each case, which has not been paid or the payment for which adequate provision has not been made; (H) any violations of Applicable Laws with respect to the Leased Real Property or improvements thereon; (I) any condemnations or imminent domain proceedings; (J) any pending zoning or subdivision changes that would affect the Leased Real Property or improvements thereon. No work has taken place on the Leased Realty in the last one hundred twenty (120) days that would create in any party a right to a lien against any of such properties, except for such work that has been fully paid for by the Company or Sellers and for which the Company or Sellers will obtain lien waivers and affidavits if requested by the Buyer.

(xx)      Insurance Policies. Section 3(c)(xx) of the Disclosure Schedule contains a correct and complete list and description, including policy number, coverage and deductible, of all insurance policies owned by the Company (the “Insurance Policies”), correct and complete copies of which policies have previously been delivered to Buyer. The Company has not received any written (or, to the Company’s Knowledge, oral) notice of cancellation or intent to cancel or increase or intent to increase premiums in any material respect with respect to such Insurance Policies. Section 3(c)(xx) of the Disclosure Schedule also contains a list of all pending claims and any claims in excess of $5,000 individually or for a series of related claims in the past three (3) years with any insurance company by the Company (including predecessors) and, to the Company’s Knowledge, any instances within the previous three (3) years of a denial of coverage relating to the Business or the Company (including predecessors) by any insurance company. Each Insurance Policy is in full force and effect and the Company is not in default with respect to its obligations under any of such Insurance Policies. The Company is current in all premiums or other payments due under the Insurance Policies and has otherwise complied in all material respects with all of its obligations under each Insurance Policy. The Company has given timely notice to the insurer of all material claims that may be insured thereby, and insurance coverage of such claims has not been denied or disputed by any insurer. To the Company’s Knowledge, no Insurance Policy provides for any retrospective premium adjustment or other experience based Liability on the part of the Company.

(xxi)     Welfare and Benefit Plans.

(A)       Section 3(c)(xxi) of the  Disclosure Schedule is a  true and complete list of all employment, change in control or similar agreements, equity or equity based plans or agreements, severance pay, vacation, sick leave, fringe benefit, medical, dental, life insurance, disability or

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other welfare plans, programs or agreements, savings, profit sharing, pension or other retirement plans, programs or agreements and all bonus or other incentive plans, contracts, agreements, arrangements, policies, programs, practices or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (collectively, the “Employee Benefit Plans”) sponsored, maintained or contributed to by the Company and in which any one or more of the current or former employees or directors of the Company participates or is eligible to participate or has previously participated in and for which the Company has any current or future Liability.   Sellers have furnished or otherwise made available to Buyer true and complete copies of all Employee Benefit Plans that have been reduced to writing; written summaries of the material terms of all unwritten Employee Benefit Plans; and related trust agreements, annuity contracts, IRS determination letters and rulings, the most recent determination letter request, copies of all material applications and material correspondence to or from the IRS or Department of Labor, summary plan descriptions, all material communications to employees regarding any Employee Benefit Plan; and annual reports on Form 5500, Form 990, actuarial reports, and PBGC Forms 1 for the most recent three (3) Plan years.

(B)       No Liability under Title IV or Section 302 of ERISA has been incurred by the Company or by any Person or any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and, to the Company’s Knowledge, no condition exists that is reasonably likely to create such a Liability to the Company or any ERISA Affiliate.

(C)       Except as set forth on  Section 3(c)(xxi) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) result in forfeiture, accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, (iii) limit or restrict the right of the Company to merge, amend, or terminate any Employee Benefit Plan or (iv) increase the amount payable or result in any other material obligation pursuant to any Employee Benefit Plan.

(D)       Each Employee Benefit Plan has been maintained, in form and operation, in compliance in all material respects with its terms and all applicable Laws, including, without limitation, ERISA and the Code. There has been no material failure of an Employee Benefit Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code). The Company has not contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code).

(E)       There are no pending, or to the Company’s Knowledge, threatened or reasonably anticipated claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits). All Employee Benefit Plans providing welfare benefits are fully insured.

(F)        The Company does not have any obligation to provide post- employment welfare benefits other than as required under Section 4980B of the Code or any similar provision of state law.

(xxii)    Health, Safety and Environment. Except as set forth on Section 3(c)(xxii) of the Disclosure Schedule: (A) the Company has complied and is in compliance with all Environmental

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Laws; (B) the Company has not received any written notice, report, order, directive or other information regarding any actual or alleged violation of Environmental Laws, or any Liabilities, including any investigatory, remedial or corrective obligations, relating to any of them, their businesses, or their past or current facilities arising under Environmental Laws; (C) to the Company’s Knowledge, none of the following exists at any Leased Real Property: (1) underground storage tanks, (2) asbestos containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, (4) landfills, surface impoundments, or disposal areas, or (5) groundwater monitoring wells, potable drinkable water wells, petroleum wells or production water wells; (D) neither the Company nor, to the Company’s Knowledge, any of its predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, released or exposed any Person to any substance, including any hazardous substance, or owned or operated any property or facility which is or has been contaminated by any such substance, in a manner that has given or could give rise to any current or future Liabilities (including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations) pursuant to any Environmental Laws; (E) no third party has used any Leased Real Property in violation of any Environmental Law for the purpose of treating, generating, manufacturing, producing, storing, handling, treating, transferring, releasing, processing or transporting any petroleum, hazardous waste or hazardous substance and/or toxic waste or toxic substance, as such terms are defined in RCRA, CERCLA, the Superfund Amendments and Reauthorization Act, Public Law 99 499 as amended, or any other federal, state or local environmental law, regulation, code or ordinance; (F) neither the Company nor Sellers has received any written notice, claim, report, order, directive, or other information regarding any actual or alleged violation of Environmental Laws, or any Liability, including any investigatory, remedial or corrective obligation, arising under Environmental Laws and relating to the Leased Real Property; (G) neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any of the so called “transaction triggered” or “responsible property transfer” Environmental Laws; (H) neither the Company nor the Sellers have, either expressly or by operation of law, assumed, undertaken, or provided an indemnity with respect to any Liability (including any investigative, corrective or remedial obligation) of any other Person relating to Environmental Laws; and (I) the Company and Sellers have furnished to Buyer all environmental audits, reports and other environmental documents materially bearing on environmental, health or safety matters relating to the current and former operations and facilities of the Company, or their respective predecessors or Affiliates, which are in their possession, custody or control.

(xxiii)   Employees; Labor Disputes. Except as set forth on Section 3(c)(xxiii) of the Disclosure Schedule, (A) the Company is not a party to or obligated with respect to any outstanding contracts or arrangements with current or former employees, agents, consultants, advisers, sales representatives or independent contractors that are not terminable by the Company without penalty on less than sixty (60) days’ notice; (B) the Company is not a party to any collective bargaining agreement or other contract or relationship with any labor organization; (C) the Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act; (D) the Company has complied in all material respects with all Applicable Laws relating to the employment of labor, including (without limitation) provisions thereof relating to employee classification, wages, hours, vacation, affirmative action, human rights, immigration, employment standards, workplace safety, equal opportunity, collective bargaining, the payment of all required Taxes and other withholdings; (E) there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company concerning any matters relating to the employment of labor; (F) no union organizing or decertification activities are underway or, to the Company’s Knowledge, threatened, and no such activities have occurred in the past three (3) years; and (G) there is no strike, slowdown, work stoppage, lockout or other material labor dispute pending or, to the Company’s Knowledge, threatened, and no such dispute has occurred in the past three (3) years. Within the past three (3) years, the Company has not implemented any layoffs that are reasonably likely to implicate

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the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related Law.   As of Closing, all employees of the Business are employed by a Company. To the Company’s Knowledge, there are no consensual or non-consensual sexual relationships between any legal or beneficial owner, officer or supervisor-level employee of the Company, on the one hand, and any direct report or other subordinate of any of the foregoing individuals, on the other hand. To the Company’s Knowledge, no executive officer or senior manager of any Company is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non- competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such individual does not subject any Company to any liability with respect to any of the foregoing matters.

(xxiv)   Affiliate Transactions. Except as set forth in Section 3(c)(xxiv) of the Disclosure Schedule, no present Affiliate of the Company: (i) owns any property or right, whether tangible or intangible, which is used in connection with the Business as currently conducted or proposed to be conducted; (ii) has any claim or cause of action against the Company; (iii) owes any money to the Company or is owed money from the Company; (iv) is a party to any contract or other arrangement, written or oral, with the Company; or (v) provides services or resources to the Company or is dependent on services or resources provided by the Company. Section 3(c)(xxiv) of the Disclosure Schedule sets forth every business relationship (other than normal employment relationships) between the Company, on the one hand, and such member of the Company’s present or former equityholders, partners, officers, managers, directors, employees or, to the Company’s Knowledge, members of their families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand.

(xxv)    Books and Records. The books and records of the Company, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices. Prior to the Closing the Companies have not maintained any minute books containing records of meetings or actions taken by the owners, directors or managers of the Companies. At the Closing, all books and records of the Companies will be in the possession of the Companies.

(xxvi)   Disclosure.   All of the disclosures furnished by or on behalf of the Company to the Buyer Parties regarding the Companies, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.          Pre-Closing Covenants.

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

(a) General. Each of the Parties will use his, her, or its reasonable best efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction of the Closing conditions set forth in Section 5 below).

(b)Permits, Notices and Consents.   Following the execution of this Agreement, the Company will give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of the Purchase from Governmental Authorities if and to the extent necessary to consummate the Purchase. The Company, Sellers and Buyer Parties shall cooperate in good faith with each other and with all Governmental Authorities in connection with obtaining any new Permits required for

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the continued operation of the Business in compliance with Applicable Laws after Closing, and shall undertake promptly any and all action required to maintain all Permits. The Parties acknowledge and agree that the state of California and city of San Diego do not need to be notified of the Closing until after Closing and that such approval shall not be a condition to Closing, and that the states of Oklahoma and Michigan do not need to approve the Purchase since Platinum Vape is not directly licensed through such states but rather operate pursuant to contractual relationships with licensed entities in those states. Should any Buyer Party or director, officer or shareholder thereof fail to timely provide any information or signatures required by a Governmental Authority after Closing, it shall constitute a material default by Buyer Parties under this Agreement and Buyer Parties acknowledge and agree that such failure could result in revocation of the Company’s Permits or sanction against the Companies and its Permits, for which Sellers shall have no liability. In addition, Buyer Parties acknowledge and agree that should any Buyer Party or director, officer or shareholder thereof fail any background check required by any Governmental Authority, such failure could result in revocation or failure to renew any Company permit if such party is not removed as an officer, director or shareholder of Buyer Parties, for which Sellers shall have no liability. Notwithstanding the foregoing, during the Earn-Out Period, Buyer Parties agree to take such actions as required to remove any officer, director or shareholder thereof that is not approved as an “owner” of VPM by applicable state of California cannabis regulators or the city of San Diego. The provisions of this paragraph shall survive Closing.

(c) Operation of Business.

(i)         Sellers shall continue to act as owners of the Company and shall operate the Company in compliance with the Cannabis Laws pursuant to the Company’s Permits and contractual arrangements, and Sellers shall be responsible for all compliance obligations thereunder through Closing. Sellers will not cause or permit the Company to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, except as otherwise agreed between Buyer and Sellers in writing, Sellers (A) will maintain each Company’s corporate existence in accordance with all Applicable Laws; (B) will cause each Company to preserve and maintain all of its Permits; (C) will not appoint or elect any additional directors, officers or managers of any Company, except as provided in this Agreement, or otherwise amend or violate any of a Company’s organizational documents (including by any board action to effect the same); (D) will not cause any Company to incur any Liability or Lien on the assets of the Company; (E) will cooperate in good faith with Buyer Parties with respect to the closing of the Purchase; and (F) Sellers shall (and shall cause the Company to) use commercially reasonable efforts to preserve the goodwill and organization of its businesses and the relationships with its customers, suppliers, employees and other business relations. Sellers shall not (and shall cause the Company not to), without Buyer’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), take or omit to take any action that would have required disclosure pursuant to Section 3(c)(vi) if such action had been taken after January 1, 2020 and prior to the date hereof or would otherwise result in a breach of the representations and warranties in Section 3(c)(xxiv) with respect to the Company in this Agreement.

(ii)        Buyer Parties shall operate in compliance with the Cannabis Laws. Buyer will not cause or permit Buyer to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business, except as expressly contemplated by this Agreement, as required by Applicable Law, or with Sellers’ prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed). Without limiting the generality of the foregoing, except as otherwise agreed between Buyer Parties and Sellers in writing, Buyer Parties (A) will maintain the Buyer Parties’ corporate existence in accordance with all Applicable Laws; (B) will cause Buyer Parties to preserve and maintain all of its Permits; (C) will not violate any of the Buyer Parties’ organizational documents

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(including by any board action to effect the same), and (D) will not permit the incurrence of any Lien on the assets of Buyer.

(d) Full Access. Sellers will permit, and Sellers will cause the Company to permit, representatives of Buyer Parties (including legal counsel and accountants) to have full access at all reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including Tax records and financial statements), contracts, and documents of or pertaining to the Company. Sellers shall cooperate with Buyer Parties to facilitate the orderly transition of the Company and its business to Buyer (including, without limitation, by providing reasonable access to the employees of the Company and discussing the affairs, finances and business of the Company). Buyer Parties shall provide Sellers with such documents and information as reasonably requested by Sellers in order to conduct their due diligence investigations of Buyer Parties.

(e) Schedule Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4(f) requires any change in any Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then Sellers or Buyer Parties, as applicable, shall promptly deliver to the other party an update to the Schedules specifying such change, which update shall be deemed to have been provided for informational purposes only and  shall  not  be  deemed  to  supplement or amend  the  Schedules  for purposes  of determining the accuracy of any of the representations and warranties contained in this Agreement or determining whether any of the conditions of Section 5 has been satisfied, unless Sellers or Buyer, as applicable, has consented in writing to such supplement or amendment, which consent shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, no party hereto shall be entitled to damages or indemnification for a breach of representation or warranty by another party for any matter disclosed in a supplement to a Disclosure Schedule prior to Closing.

(f) Notice of Developments. Each Party will give prompt written notice to the other Parties of (a) any material development or variances causing a breach of any of his, her or its representations or warranties in Section 3 above, (b) any material breach of any covenant or agreement hereunder by such party and (c) any other material development affecting the ability of such party to consummate the transactions contemplated by this Agreement. Delivery of any such notice by any party hereto shall have no effect on the rights and obligations of the parties hereunder.

(g)Exclusivity. Neither the Sellers nor the Company shall (and the Sellers and the Company shall cause their respective Affiliates, officers, directors, managers, employees, agents, consultants, financial advisors, accountants, legal counsel and other representatives not to), directly or indirectly, (i) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than Buyer Parties and their Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (A) reorganization, liquidation, dissolution or recapitalization of the Company, (B) merger or consolidation involving the Company, (C) purchase or sale of any assets (except in the Ordinary Course of Business) or equity securities (or any rights to acquire, or securities convertible into or exchangeable for, any such equity securities) of any Company, or (D) similar transaction or business combination involving the Company or its business or assets (each of the foregoing transactions described in clauses (A) through (D), a “Company

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Transaction”) or (ii) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer Party and their Affiliates) to do or seek to do any of the foregoing.  The Sellers and the Company agree to notify RWB immediately if any Person after the date hereof makes any proposal, offer, inquiry or contact with respect to a Company Transaction.

(h)Taxes.

(i)         Without the prior written consent of RWB, none of the Companies shall make or change any Tax election, change a Tax accounting method or period, file any amended Tax Return, fail to pay any Tax when it becomes due and payable, enter into any closing agreement, settle any Tax claim or assessment relating to the Company (except the settlement in process as set forth in the disclosure schedules), surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company.

(ii)        In the event of an audit by the Internal Revenue Service of any income Tax Return of any Company classified as a partnership for United Stated federal income tax purposes relating to any Pre-Closing Tax Period, the Sellers shall cause the applicable Company to make an election under Section 6226 of the Code with respect to such Company for such Pre-Closing Tax Period, notwithstanding any provision of any organizational, operating, or any other agreement with respect to such Company to the contrary. Each former member of such Company for any such Pre-Closing Tax Period under audit shall take its share of the adjusted items as determined in the notice of final partnership adjustment into account as required under Section 6226(b) of the Code, and shall be liable for any related interest, penalty, addition to tax, or additional amounts.

Section 5.          Conditions to Obligation to Close.

(a) Conditions to Buyer’s Obligation. Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)         the representations and warranties set forth in Section 3(a) and Section 3(c) above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date, in each case, without taking into account any disclosures to Buyer Parties pursuant to Section 4(f);

(ii)        Sellers shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Sellers shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(iii)       Buyer, Sellers and the Company shall have obtained all regulatory approvals necessary to consummate the Purchase while maintaining the Company’s Permits in full force and effect, including any necessary approvals from the applicable Governmental Authorities regarding the proposed change in ownership of the Company. Notwithstanding the foregoing approval from or notification to the states of California, Michigan and Oklahoma cannabis licensing authorities and city of San Diego shall not be a condition to Closing;

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(iv)       The Company shall possess all Permits or contractual rights necessary for it to conduct its Business operations as currently conducted;

(v)        No action, suit, or proceeding involving either Seller shall be pending or threatened before (or that could come before) any Governmental Authority or before (or that could come before) any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge could reasonably be expected to (A) prevent consummation of any of the transactions contemplated by this Agreement or the Transaction Documents or declare unlawful any of the transactions contemplated hereby, (B) cause any of the transactions contemplated by this Agreement or the Transaction Documents to be rescinded following consummation, (C) adversely affect the right of Buyer to own the Purchase Securities or to control the Company, (D) adversely affect the right of the Company to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect), or (E) result in any material Liabilities being assessed against the Company;

(vi)       To the extent transferable, Sellers shall have transferred or caused to be transferred to the Companies all assets and property used in connection with the Business or required for the operations of the Business;

(vii)      Prior to Closing, Sellers shall have prepared and delivered to Buyer Parties a statement setting forth its good faith estimate of Closing Working Capital, which statement shall contain an estimated balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein);

(viii)     From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event(s) or circumstance(s) have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect;

(ix)       Sellers shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in Section 5(a) is satisfied in all respects;

(x)        Buyer shall have completed its due diligence investigations with respect to the Company prior to the Due Diligence Date;

(xi)       The Parties shall have (i) agreed upon a form of lease agreement for the property located at 3517 Main St., Suites C301&C302, Chula Vista, CA (the “Chula Vista Property”) proposed to be entered into prior to the Closing Date between VPM and Sellers or their Affiliate C.S. Designs, Inc., a California corporation (“CSD”), and (ii) agreed on procedures for the transfer of the cannabis Permit relating to the Chula Vista Property from an affiliate of Sellers to VPM.

(xii)      Sellers shall have delivered to Buyer Parties the Financial Statements; (xiii)     Sellers shall provide a tax clearance certificate, or evidence satisfactory to the Buyer that the Company has applied for a tax clearance certificate, from each jurisdiction in which the Company conducts its business; and

(xiv)     All actions to be taken by Sellers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby shall be satisfactory in form and substance to Buyer.

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Buyer may waive any condition specified in this Section 5(a) if Buyer executes a writing so stating at or prior to the Closing.

(b)Conditions to Seller’s Obligation.   The obligation of each Seller to consummate the transactions to be performed by him in connection with the Closing is subject to satisfaction of the following conditions:

(i)         the representations and warranties set forth in Section 3(b) above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date;

(ii)        Buyer Parties shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Buyer shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(iii)       no action, suit, or proceeding against Buyer Parties shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or non- U.S. jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or any Transaction Document, (B) cause any of the transactions contemplated by this Agreement or Transaction Document to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv)       Buyer Parties shall have each delivered to Seller a certificate to the effect that each of the conditions specified above in Section 5(b) is satisfied in all respects;

(v)        Sellers  shall have completed  their  due  diligence  investigations with respect to Buyer Parties prior to the Due Diligence Date;

(vi)       VPM shall have transferred all assets and rights relating to its Lake Elsinore, CA application, assets, liabilities, business and operations to Sellers or their assign, including but not limited to leases, equipment, entitlements, contracts, licenses and permits (collectively, the “Lake Elsinore Business”), and all such transfers shall be documented in agreements or other documents in form and substance reasonably acceptable to Buyer Parties and otherwise in compliance with Applicable Laws, or entered into agreements for such transfer post-Closing; provided that, Sellers agree to pay all expenses incurred by any Company or Buyer Party relating to the Lake Elsinore Business and its transfer post- Closing, and such agreements regarding transfer shall include agreements that the Lake Elsinore Business shall be held in trust by Buyer and VPM for Sellers’ benefit, and the Lake Elsinore Business shall in no way be a part of Buyer’s or VPM’s assets, liabilities, business or operations;

(vii)      The Parties shall have (i) entered into a lease agreement for the Chula Vista Property prior to the Closing between VPM and Sellers or their Affiliate CSD, and (ii) agreed on procedures for the transfer of the cannabis Permit relating to the Chula Vista Property from an affiliate of Sellers to VPM;

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(viii)     The landlord for the Convoy Court property leased by VPM shall have approved the Purchase and the novation of the lease guaranty by George Sadler with a lease guaranty of Buyer or RWB, or the written agreement of Buyer to indemnify George Sadler for liabilities relating to lease if landlord does not consent to such novation;

(ix)       Parent shall have delivered to Sellers its interim financial statements for the 3- and 6-month periods ended June 30, 2020; and

(x)        all actions to be taken by Buyer Parties in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions  contemplated hereby will be reasonably satisfactory in form and substance to Seller.

Sellers may waive any condition specified in this Section 5(b) if Sellers execute a writing so stating at or prior to the Closing.

Section 6.          Survival; Indemnification.

(a) Survival of Representations and Warranties. The Parties agree that (i) all of the representations and warranties of the Parties contained in this Agreement other than Fundamental Representations shall survive the Closing for a period ending eighteen (18) months after the Closing Date; and (ii) the Fundamental Representations, the indemnification provisions of Section 6, the tax provisions of Section 7, Buyer’s obligations to make the Second Payment and Earn-Out Payments, the escrow provisions in Section 2(d), the other agreements in Section 9 and any other provision that specifically states that it shall survive Closing shall survive the Closing to the maximum extent permitted by law. The right to indemnification, payment of damages or other remedy based on any representations, warranties, covenants and obligations contained in this Agreement shall not be affected by and will survive any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy or compliance with, any such representation, warranty, covenant or obligation. For all purposes of this Section 6 only (including determination as to whether there has been a breach with respect to a representation or warranty and the determination of the amount of Adverse Consequences resulting therefrom), all representations and warranties shall be construed as if all limitations and qualifications as to “materiality”, “Material Adverse Change” and “Material Adverse Effect” had been omitted.

(b)Indemnification Provisions for Buyer’s Benefit.

(i)         In the event either Seller or any Company breaches (or in the event any third party alleges facts that, if true, would mean either Seller has breached) any of his or its representations, warranties, and covenants contained herein, each Seller shall be jointly and severally obligated to indemnify, defend and hold harmless each Buyer Party and its past and present agents, employees, representatives, officers, directors, members, managers, shareholders, attorneys, accountants, insurers, receivers, advisors, consultants, partners, partnerships, parents, divisions, subsidiaries, affiliates, assigns, successors, heirs, predecessors in interest, joint ventures, and commonly-controlled corporations (each, a “Buyer Indemnified Party”) from and against the entirety of any Adverse Consequences any Buyer Indemnified Party may suffer (including any Adverse Consequences any Buyer Indemnified Party may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

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(ii)        In   the   event   any   Buyer   Indemnified   Party   suffers   any   Adverse Consequences resulting from, relating to or arising out of the ownership, management, or operation of the Company or its business, operations or assets prior to the Closing, or otherwise based upon or arising from events or circumstances relating to the Company prior to the Closing, Sellers shall indemnify, defend and hold harmless such Buyer Indemnified Party from and against the entirety of any such Adverse Consequences such Buyer Indemnified Party may suffer, regardless of whether such Adverse Consequences are actually discovered prior to the Closing.

(iii)       In the event that any Liabilities exist as of the Closing Date that are not set forth in the Disclosure Schedule or financial documents provided to Buyer, Sellers shall indemnify, defend and hold harmless each Buyer Indemnified Party from and against the entirety of any Adverse Consequences such Buyer Indemnified Party may suffer in connection with such Liabilities.

(iv)      The Sellers shall indemnify, defend and hold harmless each Buyer Indemnified Party from and against the entirety of any Adverse Consequences such Buyer Indemnified Party may suffer, regardless of any disclosure of any matter set forth in the Disclosure Schedule, on account of: (A) Taxes of any Company for all Pre-Closing Tax Periods and the portion of any Straddle Period ending on the Closing Date; (B) Taxes of another person (including the Sellers or any other entity owned in whole or in part by the Sellers as of or before the Closing Date) imposed on any Company or for which any Company is liable (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Tax Law) by reason of any Company having been a member of any group on or prior to the Closing Date, (2) by reason of any contract entered into prior to the Closing, (3) by reason of assumption, transferee or successor liability, operation of any legal requirement or otherwise with respect to an event or transaction occurring on or before the Closing Date, or (4) for any other reason; (C) the Taxes borne by the Sellers under Section 7(f); (D) Liabilities of any Company, by reason of any event, action, omission or transaction occurring on or before the Closing Date, (1) arising under or in connection with Laws concerning the payment of wages or the provision of paid or unpaid leave, including without limitation Liabilities arising under or in connection with the California Labor Code, the California Unfair Competition Law, the California Private Attorneys General Act, the California Healthy Workplaces, Healthy Families Act, or the San Diego Earned Sick Leave and Minimum Wage Ordinance, or (2) arising under or in connection with any Company’s promulgation, maintenance, execution, or enforcement of any contract with one or more employees in violation of, or that is void or voidable pursuant to, California Bus. & Prof. Code § 16600, including without limitation Liabilities arising under or in connection with the California Unfair Competition Law. The foregoing indemnities shall not apply to any Liabilities or Adverse Consequences incurred to the extent arising out of or as a result of the gross negligence, fraud or intentional misconduct of any Buyer Indemnified Party.

(c) Indemnification Provisions for Sellers’ Benefit.

(i)         In the event a Buyer Party breaches (or in the event any third party alleges facts that, if true, would mean Buyer has breached) any of its representations, warranties, and covenants contained herein, the Buyer Party shall indemnify, defend and hold harmless Sellers and their respective past and present agents, employees, representatives, officers, directors, members, managers, shareholders, attorneys, accountants, insurers, receivers, advisors, consultants, partners, partnerships, parents, divisions, subsidiaries, Affiliates, assigns, successors, heirs, predecessors in interest, joint ventures, and commonly- controlled corporations (each, a “Seller Indemnified Party”) from and against the entirety of any Adverse Consequences any Seller Indemnified Party may suffer (including any Adverse Consequences any Seller Indemnified Party may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

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(ii)        The foregoing indemnities shall not apply to any Liabilities or Adverse Consequences incurred to the extent arising out of or as a result of the gross negligence, fraud or intentional misconduct of any Seller Indemnified Party.

(d)Matters Involving Third Parties. If any third party notifies any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this Section 6, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby prejudiced. The Indemnifying Party shall not have the right to conduct the defense or compromise and settle any such Third-Party Claim; however, any Indemnifying Party shall be entitled to participate in the defense of such Third-Party Claim at such Indemnifying Party’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided that, prior to the Indemnifying Party assuming control of such defense it shall first verify to the Indemnified Party in writing that such Indemnifying Party shall be fully responsible (with no reservation of any rights) for all Liabilities relating to such claim for indemnification and that such Indemnifying Party shall provide full indemnification to the Indemnified Party with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(i)         the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party, and except that the Indemnifying Party shall pay all of the fees and expenses of such separate counsel if the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party);

(ii)        the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the claim for indemnification relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation; (ii) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification could be detrimental to or injure the Indemnified Party’s reputation or future business prospects; (iii) the claim seeks an injunction or equitable relief against the Indemnified Party; (iv) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (v) upon petition by the Indemnified Party an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; (vi) the claim is with respect to Taxes (and is not otherwise covered by Section 9.1(j) with respect to which party controls), (vii) the Indemnified Party reasonably believes that the Indemnifying Party lacks the financial resources to satisfy any Losses relating to the claim; or (viii) the Indemnified Party reasonably believes that the Loss relating to the claim could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this Section 6;

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(iii)       if the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, the Indemnified Party will be obligated to pay any monetary damages, injunctive or other equitable relief will be imposed against the Indemnified Party or such settlement does not expressly and unconditionally release the Indemnified Party from all Liabilities with respect to such claim, without prejudice; and

(iv)       if the Indemnifying Party is not entitled to, or does not, assume control of such defense pursuant to the preceding provisions of this Section, the Indemnified Party shall control such defense without waiving any right that the Indemnified Party may have against the Indemnifying Party for indemnification pursuant to this Section.

(e) Other Indemnification Provisions. Sellers shall not be liable to the Buyer Indemnified Parties for indemnification under Section 6(b) until the aggregate amount of all Adverse Consequences in respect of indemnification under Section 6(b) exceeds $150,000, in which event Sellers shall be required to pay or be liable for all such Adverse Consequences from the first dollar. The indemnification provisions in this Section 6 are in addition to, and not in derogation of, any statutory, equitable, or common law remedy any Party may have with respect to the Company or the transactions contemplated by this Agreement. Any undisputed amount payable to a Buyer Indemnified Party pursuant to this Section 6 may be satisfied (i) by offsetting such amount against any amounts due to the Sellers pursuant to any Transaction Document (including, without limitation, the Second Payment, the Earn-out Payment and payments under the Notes), and/or (ii) by wire transfer of immediately available funds from the Sellers to Buyer to the account or accounts designated by Buyer.  Sellers may opt to satisfy such amount under the foregoing clause (i) or (ii) by providing written notice to the applicable Buyer Indemnified Parties, promptly (but no later than two (2) business days) after such undisputed amount is determined, agreed upon or becomes undisputed by the Parties. Payments by an Indemnifying Party pursuant to this Section 6 in respect of any Adverse Consequence shall be (x) reduced by the amount of any net Tax benefit actually realized by the Indemnified Parties in connection with the Adverse Consequence and (y) increased by the amount of any Tax imposed on receipt of such indemnity payment (which for purposes of clarity takes into account any Tax detriment to such Indemnified Party). For the avoidance of doubt, no indemnification by Sellers may be duplicative of any payment received by a Buyer Party for payment with respect to any Current Assets, and no indemnification by a Buyer Party for payment may be duplicative of any payment or benefit deemed received by a Seller with respect to any Current Liabilities, to the extent such amount is included in the calculation of Net Working Capital.

Section 7.          Tax Matters.

(a) Tax Treatment. The Parties acknowledge and  agree that the Buyer’s acquisition of all of the Purchase Securities (other than Vista Prime 2, Inc. and Vista Prime 3, Inc.) from Sellers pursuant to this Agreement will be treated for federal (and applicable state and local) income or similar Tax purposes in accordance with Revenue Ruling 99-6, 1999-1

C.B. 432 (Situation 2).   The Parties agree for all Tax reporting purposes to report the transactions contemplated hereby consistent with this Section 7(a), and to not take any position during the course of any Tax audit or other proceeding inconsistent with such treatment unless required by a determination (as such term is defined under Section 1313 of the Code).

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(b)Tax Returns. Buyer shall control the preparation and filing of all Tax

Returns for the Company that are filed after the Closing Date.

(c) Pre-Closing Taxes. Sellers shall reimburse Buyer upon demand for any Taxes attributable to a Pre-Closing Tax Period shown as due on any Tax Return of the Company filed after the Closing Date.

(d)Straddle Periods. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, or payroll of the Company for the Pre- Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(e) Cooperation on Tax Matters.

(i)         Buyer, the Company and Sellers shall cooperate fully, as and to the extent reasonably requested by any Party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon any Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient Basis to provide additional information and explanation of any material provided hereunder. Buyer and Sellers agree that any settlement or other negotiated payment, or any portion thereof, to be made to a Taxing authority arising out of the Pre-Closing Tax Period shall not be agreed upon unless agreed to by Sellers.

(ii)        Buyer and Sellers further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(f) Certain Taxes and Fees.   All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid 50% by Buyer and 50% by Sellers when due, and Buyers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(g)Tax Refunds. Any income Tax refunds that are received by the Company, where such refund relates to a Pre-Closing Tax Period, shall be for the account of Sellers and Buyer shall pay over to Sellers any such refund received within fifteen (15) days after receipt thereof; provided, however, that any Tax attributes of the Company (e.g., net operating losses and credit carryforwards) that are available as of the Closing Date are for the Company’s sole benefit, and Sellers shall not be entitled to any compensation for use thereof.

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(h)Allocation. The Purchase Price will be allocated among the Companies as agreed between Buyer and Sellers prior to Closing, and the Buyer Parties and the Sellers will be bound by that allocation in reporting the transactions contemplated by this Agreement to any Governmental Authority (including without limitation the Internal Revenue Service).

Section 8.          Termination.

(a) Termination of Agreement.   Certain of the Parties may terminate this Agreement by delivering a notice of termination to each other Party (a “Notice of Termination”) as provided below.

(i)         Sellers may terminate this Agreement and terminate/unwind the Purchase if Buyer fails to pay the Second Payment on or before the date one hundred twenty (120) days from the Closing Date (or such earlier date as the Parties agree upon in writing); provided, however, that, for the avoidance of doubt, Buyer shall be deemed to have paid the full Second Payment hereunder if it is paid net of any amount offset against the Second Payment under Section 6(e). In such event, Sellers shall be entitled to keep the Initial Payment previously paid by RWB as liquidated damages, but the Notes will be automatically cancelled and the Earn-out Payment shall no longer be payable in any manner, in each case without further action by any Party. Buyer Parties and Sellers acknowledge and agree that the Initial Payment paid shall constitute liquidated damages and not penalties and is in addition to all other rights of Sellers. The Parties agree that the Initial Payment bears a reasonable relationship to, and is not plainly or grossly disproportionate to, the probable loss likely to be incurred in connection with any failure by Buyer Parties to timely pay the Second Payment when due and that one of the reasons for the Parties reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages. The Parties further acknowledge that (i) the amount of loss or damages likely to be incurred is incapable or is difficult to precisely estimate, (ii) the amounts specified in such subsections bear a reasonable relationship to, and are not plainly or grossly disproportionate to, the probable loss likely to be incurred in connection with any failure by Buyer Parties to timely pay the Second Payment when due, (iii) one of the reasons for the Parties reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages, and (iv) the Parties are sophisticated business parties and have been represented by sophisticated and able legal counsel and negotiated this Agreement at arm’s length. Upon such termination, Sellers shall provide Escrow Agent and Buyer with notice of the termination and Escrow Agent shall, without need of approval from Buyer, release the Assignments of the ownership interests in the Companies from Buyer to Sellers such that Sellers are the sole owners of Platinum Vape.

(ii)        Buyer and Sellers may  terminate this Agreement by mutual written consent at any time prior to the Closing.

(iii)       Any   Party   may   terminate   this   Agreement   and   all   transactions contemplated  by this  Agreement  on  or  prior  to  the  Due  Diligence  Date  by delivering a  Notice  of Termination to the other Parties indicating that such Party is not satisfied in its due diligence investigation of the other Parties and their respective assets, activities and liabilities.

(iv)       Buyer may terminate this Agreement by giving a Notice of Termination to Sellers at any time prior to Closing (A) in the event Sellers or the Company have breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Sellers of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach; (B) upon notice of the bankruptcy, insolvency, winding up, dissolution or liquidation of any Company or (C) if Closing has not occurred by September 15, 2020.

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(v)        Sellers may terminate this Agreement by giving a Notice of Termination to Buyer at any time prior to Closing (A) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Sellers has notified Buyer of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach; (B) upon notice of the bankruptcy, insolvency, winding up, dissolution or liquidation of Buyer; or (C) if Closing hasn’t occurred by September 15, 2020.

(b)Effect of Termination. If any Party terminates this Agreement pursuant to Section 8(a) above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party (except for any Liability of any Party then in breach), except for any provision that specifically states it shall survive termination. If Sellers terminate this Agreement pursuant to Section 8(a)(v)(C), RWB shall pay to Sellers an aggregate amount equal to $75,000 to cover Sellers’ out-of-pocket legal fees and disbursements.

Section 9.         Other Agreements

(a) Competition. Following Closing, RWB agrees that all manufacturing and wholesale and retail distribution of vape products containing or to be used with THC or CBD will be part of its Platinum Vape division until the expiration of the Earn-Out Period.

(b)Employees and Appointments.

(i)         Unless otherwise mutually agreed between the Parties in writing, the Parties agree that Platinum Vape will keep its current employees at their current rate of pay from the Closing to the end of the Earn-Out Period.

(ii)        On or before Closing, Buyer shall enter into an employment agreement with each of the Sellers substantially in the form attached hereto as Exhibit D (each, an “Employment Agreement”). Pursuant to each Employment Agreement, Sellers will each be entitled to receive a minimum of Five Hundred Thousand Dollars ($500,000.00) per year salary, as well as stock bonuses, incentives and vacation pay in accordance with RWB’s policies relating to such for its officers, and each Seller shall be entitled to severance pay in the event such Seller is terminated without “Cause” (as defined in the Employment Agreement) or are subject to constructive dismissal with  such severance equal to the remaining salary and stock due Sellers under their respective contract during the remaining term prior to termination. Each Employment Agreement will have a minimum term of four (4) years. In addition, Sellers shall be given full control over the Company’s operations (subject to control Buyer Parties maintain with respect to directors and managers under Section 9(b)(iii); provided that, Buyer Parties agree that no manager or director appointed by it shall take any action that could reasonably be expected to diminish the Companies’ Revenues or intentionally cause Sellers to not meet the milestones established for their Earn- Out Payments, which shall be a material breach of this Agreement) during the Earn-Out Period, including but not limited to marketing, material contracts, product production and allocation, compliance, revenue allocation, and day-to-day operations.

(iii)       Until the Notes are paid  in  full or the end of the Earn-Out Period, whichever occurs later, Sellers shall be entitled to appoint all officers and at least one (1) director (or, in the case of a limited liability company, a manager) of each Company. Buyer Parties shall be entitled to appoint two (2) directors (or, in the case of a limited liability company, managers) of each Company. Each Company will have no more than three (3) directors or managers. Notwithstanding the foregoing, RWB will have the authority to remove any officer or director if such officer or director would cause the Company to lose or be ineligible to be issued any cannabis business license held by or being applied for by the

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Company, as reasonably determined by RWB and with prior written notice to Sellers. In such instance, if such director or officer was initially appointed by Sellers, Sellers will have the authority to appoint a replacement officer or director.

(iv)       Sellers will devote such professional time, attention, best efforts, energy and skill to the business of Platinum Vape during the term of their respective employment necessary to effectively and efficiently execute all job responsibilities set forth in their Employment Agreements. Sellers may devote time and attention to other activities that do not compete with Platinum Vape in the jurisdictions in which it operates or interfere with their obligations, duties and responsibilities to Platinum Vape (e.g. Sellers may (A) own and rent real estate used for any purpose; (B) own or operate cannabis businesses that do not manufacture or distribute cannabis vape products, license technology, brands, processes or any other intellectual property involving cannabis vape products or provide services to any person or entity involving cannabis vape products in states where Platinum Vape has operations; or (C) own or operate any non- cannabis business in any jurisdiction). Notwithstanding the foregoing, Buyer parties agree that Sellers may directly or through their Affiliates (i) own the Chula Vista Property, lease or sell the Chula Vista Property to a business that competes with Platinum Vape and RWB; provided that Sellers are unaffiliated with the lessee/buyer, and license or sell the cannabis license/entitlements being applied for by CSD for the Chula Vista Property, each subject to Buyer’s election to have Platinum Vape occupy the Chula Vista Property in accordance with this Agreement, and (ii) own the real property located at 31875 Corydon Rd, Suite 140, Lake Elsinore, CA (the “Lake Elsinore Property”), lease, license or sell the Lake Elsinore Property to a business that competes with Platinum Vape and Buyer Parties; provided that Sellers are unaffiliated with the lessee/buyer, license or sell the cannabis license/CUP/entitlements being applied for by Vista Prime Management, LLC for the Lake Elsinore Property that are to be transferred to an Affiliate of Sellers, and operate a cannabis micro business at the Lake Elsinore Property; provided such business does not include the manufacture or distribution of cannabis vape products (retail sales of cannabis vape products are permitted). Non-Competition and Non-Solicitation. Subject to Subsection (b)(iv) above, Sellers agree to, and will cause each of the officers of Platinum Vape to, enter into non-competition and non-solicitation agreements extending two (2) years from the date they are no longer employed by RWB or Platinum Vape substantially in the form included as an Exhibit to the Employment Agreements.

(c) Oil Concentrate.   Following Closing until expiration of the Earn-Out Period, RWB will supply or cause to be supplied Platinum Vape at cost with at least three hundred (300) liters of cannabis oil concentrate with a minimum of eighty percent (80%) THC and such other criteria as agreed between Buyer and Sellers during each calendar month within the state of Michigan, but not necessarily in one batch per  month (the “Minimum Oil Concentrate Requirement”). RWB shall use commercially reasonable efforts to deliver the first batch of the Minimum Oil Concentrate Requirement to Platinum Vape within five (5) days after Closing, which shall be pro rated based on the amount of the calendar month remaining at Closing. In the event that RWB does not provide Platinum Vape with any portion of the Minimum Oil Concentrate Requirement in any given month (such shortage being a “Shortage” and such period being a “Shortage Month”), “Revenue” and “EBIT” for the Shortage Month for the purposes of calculating any Earn-out Payment will be determined by adding (i) the actual Revenue earned by Platinum Vape during the Shortage Month to (ii) the Revenue that would have been received had there not had been a Shortage, with the foregoing clause (ii) being determined by calculating Revenues from the sale of three hundred (300) liters of cannabis oil concentrate at their highest sales price per unit as sold by Platinum Vape in the preceding calendar month, and dividing that number by three hundred (300), and multiplying that number by the Shortage. A corresponding resulting change to the calculation of EBIT will be made. Notwithstanding the foregoing, in no event shall any Buyer Party be required to transport any oil concentrate or other raw material or product containing in excess

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of 0.3% THC across state lines or in violation of any Cannabis Law; provided that, the foregoing clause shall not act to waive or excuse any Shortage.

(d)General.   In case at any time after the Closing any further actions are necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section below).

(e) Transition. Sellers will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company from maintaining the same business relationships with the Company after the Closing as it maintained with the Company prior to the Closing. To the extent any assets or property used in connection with the Business or required for the operations of the Business prior to Closing are not transferable (for example, bank accounts held by any Person other than the Companies), Sellers and the Companies shall take all actions required to ensure that the operations of the Business are the same promptly after Closing as prior to Closing (for example, opening new bank accounts on an expedited basis).

(f) Confidentiality. Commencing on the Effective Date and continuing for a period of two (2) years from the Effective Date, each Party will treat and hold all of the Confidential Information of each other Party as confidential, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the disclosing Party or destroy, at the request and option of the disclosing Party, all tangible embodiments (and all copies) of the Confidential Information that are in his, her, or its possession or under his, her, or its control. In the event that any Party is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, such Party will notify the Party that disclosed such information promptly in writing of the request or requirement, and not otherwise disclose the Confidential Information, so that the disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9(g). If, in the absence of a protective order or the receipt of a waiver hereunder, a Party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Party may disclose the Confidential Information to the tribunal, only to the extent such Confidential Information is required to be disclosed; provided, however, that such Party shall use his, her, or its best efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the disclosing Party shall designate. The foregoing provisions shall not apply to any Confidential Information that is generally available to the public immediately prior to the time of disclosure unless such Confidential Information is so available due to the actions of the Party that received such Confidential Information. Notwithstanding anything to the contrary in any Transaction Document, RWB may disclose all information and documents that it is required to disclose pursuant to applicable securities laws, except that it shall not file or make public any Transaction Document that qualifies for confidential treatment under applicable securities laws. This Section will survive termination of this Agreement.

(g)Platinum Vape Operations. From the Closing Date until the Notes are paid in full or the end of the Earn-Out Period, whichever occurs later, Buyer Parties will not (i) incur any Indebtedness or Liability not in the Ordinary Course of Business in the name of

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Platinum Vape or secure any Indebtedness with Platinum Vape assets or cause any Lien to be placed on Platinum Vape assets or otherwise encumber the Platinum Vape assets, (ii) transfer any of the assets of Platinum Vape from Platinum Vape, (iii) take any action that negatively impacts Platinum Vape’s goodwill or reputation, (iv) transfer or encumber the Purchase Securities, (v) fail to insure Platinum Vape’s Business, including product liability insurance, consistent with Platinum Vape’s past practices, (vi) divert any sales, vendors or customers from Platinum Vape, (vii) cause any Company to fail to comply with any Applicable Law in any material respect, or (viii) appoint or elect any additional directors, officers or managers of any Company, except as provided in this Agreement, or otherwise amend or violate any of a Company’s organizational documents in any material respect as in effect immediately following the Closing (including by any board action to effect the same), provided, however that the amended and restated operating agreement of VPM entered into immediately after the Closing shall in no way limit the Sellers’ ability to operate the Companies in accordance with this Agreement or conflict or be inconsistent with any provision herein relating to the Earn- out Payment. Until the end of the Earn-Out Period, Buyer Parties will not remove any profits or make any dividends from Platinum Vape without Sellers’ consent. In addition, except as otherwise agreed between Buyer and Sellers in writing, after Closing, the Parties will (A) maintain each Company’s corporate existence in accordance with all Applicable Laws; and (B) cause each Company to preserve and maintain all of its Permits. Further, Buyer Parties shall fund or cause to be funded an equity contribution of at least $1,000,000 to the Companies promptly after Closing to fund the Companies’ working capital needs.

(h)Net Working Capital Adjustment. Within fourteen (14) days after the Closing Date (the “Net Working Capital Review Period”), the Parties shall work in good faith to jointly prepare a statement setting forth their calculation of Net Working Capital, which statement shall contain a balance sheet of the Company estimated in good faith as of the Closing Date (without giving effect to the transactions contemplated herein), and a good faith calculation of Closing Working Capital (the “Net Working  Capital Statement”).  If Net Working Capital is positive, on or prior to the end of the Net Working Capital Review Period, Buyer shall pay Sellers an amount equal to the Net Working Capital relating to (x) prepaid expenses and (y) accounts receivable and inventory which have been paid or sold, respectively, after Closing but prior to the end of the Net Working Capital Review Period. On a monthly basis thereafter, to the extent Net Working Capital was not paid in full in accordance with the preceding sentence, Sellers may submit to Buyer a statement calculating the amount of accounts receivable and inventory that have been paid or sold, respectively, after the Net Working Capital Review Period. No later than ten (10) business days after receipt of each such statement, Buyer shall pay Sellers an amount equal to the portion of Net Working Capital which relates to accounts receivable and inventory that has been paid or sold, respectively, after the Net Working Capital Review Period, which has not yet been paid; provided that, Buyer’s payments hereunder shall in no event exceed the Net Working Capital as determined in the Net Working Capital Statement. For the avoidance of doubt, the amounts payable hereunder are in addition to the amounts payable with respect to the Purchase Price and Earn- Out Payment.

(i) Regulatory Matters. The following provisions of this subsection (j) are subject in all respects to the rest of this Section 9.

(i)         Following Closing,  Sellers shall give timely notice to the applicable California Governmental Authorities (i.e., the Bureau of Cannabis Control (“BCC”), California Department of Public Health (“CDPH”) and City of San Diego) of an “ownership change” (as that term is defined in and by MAUCRSA and the BCC and CDPH regulations promulgated thereunder) of the Company, and to

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the City of San Diego of a change in “Responsible Persons” as that term is defined in SDMC §42.1502 and timely submit to such State and local regulatory agencies, along with any applicable fee, disclosures and documentation provided by Buyer Parties to obtain all necessary approvals from such Governmental Authorities to the change in Owners, Financial Interest Holders and Responsible Persons, and Buyer Parties shall cooperate in good faith with Sellers to timely provide them with any information pertaining to Sellers required to make such disclosures and complete such documentation, including information concerning the Buyer Parties and individual equity holders and designated Responsible Person required to be disclosed, respectively, to the BCC pursuant to 16 CCR §§ 5003, 5004 and 5023, to the CDPH pursuant to 17 CCR §§ 40102 and 40178 and to the City of San Diego pursuant to  SDMC §42.1501 through 42.1508.

(ii)        Following submission of all necessary documentation to these State and local California regulatory authorities by Sellers, Sellers and Buyer Parties through their respective attorneys and representatives shall cooperate in good faith to effectuate timely receipt of approvals from each of the BCC, CDPH and City of San Diego of the changes to the “owners”, “financial Interest holders” and “responsible persons”, including working together to respond to any requests for additional information. Until Buyer has made the Second Payment, Sellers shall ensure that any correspondence or communications between the Company and any such regulatory agency is shared on a timely basis with Buyer Parties’ attorneys or other designated compliance personnel and prior to any response is provided to such regulatory agency. As soon as practicable after payment by Buyer of the Second Payment, Sellers shall take all steps necessary to transition control over the accounts used to manage the licenses and permits with the BCC, CDPH and City of San Diego (including the BCC, CDPH, California Cannabis Portals and Track-and-Trace), as well as for any state or local taxation authorities, and change the responsible persons and primary contact persons for such accounts as may directed by Buyer Parties or their representative.

(iii)       During the time period following Closing prior to control of such regulatory and tax authority accounts being transitioned from Sellers to Buyer, Sellers will collaborate with and share with Buyer or its designated compliance personnel concerning any submissions required to be made to such authority; however, access to all accounts shall remain solely with Sellers and their designees. Once the Second Payment has been made to Sellers, Sellers shall permit Buyer to elect, and Buyer may elect to designate different control and responsible persons for purposes of compliance and communication with the respective State and local taxing and regulatory authorities.  For purposes of ensuring compliance with such regulatory and taxing authorities during the interim period, prior to the time control of any taxing authority or regulatory account is provided to Buyer, Buyer and Sellers shall agree whether to make any changes with regard to how compliance with the regulatory and taxing authorities is managed and maintained.

(iv)       The Parties shall cooperate with each other and used their respective reasonable best efforts to take, or cause to be taken, all reasonably appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws to consummate and make effective the transfer in accordance with the requirements of the BCC, CDPH and City of San Diego (the “Regulators”), including contractual licensing arrangements, hold separate arrangements, formation of additional entities or similar matters with respect to the California operations of Platinum Vape (the “California Operations”), in order to obtain all approvals of the Regulators required under Applicable Laws in connection with the consummation of the Purchase (the “Regulatory Approvals”); provided, however, neither Buyer Party nor any Affiliate of a Buyer Party shall be required to agree to or otherwise take any action that would (A) reasonably be expected to have a material adverse effect on the other operations of a Buyer Party or any of its Affiliates or (B) require a Buyer Party or any of its Affiliates, in any material respect, to restrict, operate, invest, or otherwise change the assets, business, or portion of, or impose any restriction, requirement, or limitation on the operation of, the Buyer Parties’ business or portion of such business. In the event that any Regulator has not granted the Regulatory Approvals within its purview prior to the first anniversary of the Closing, the Parties agree to take all actions necessary to request and cause

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the full rescission of the sale and transfer of the equity interests of VPM and the transactions relating specifically to the California Operations, and the Parties will adjust the Purchase Price and other consideration accordingly, including that Sellers shall return such allocated portion of the Purchase Price and other consideration already received as a condition to the rescission occurring (the “VPM Allocated Purchase Price”). Notwithstanding the foregoing, if VPM receives notice from any of the Regulators regarding the Purchase that requests information, documents or action concerning Buyer Parties or their Affiliates, the failure to comply with which will result in immediate revocation of VPM’s Permits and compliance with which is not possible in the timeframe provided by the Regulator or the Buyer Parties or their Affiliates fail to comply within the given time period, or VPM receives a demand from a Regulator that VPM cease operations as a result of a Buyer Party’s or any of its Affiliates’ failure to comply with any requirement of a Regulator or Applicable Laws concerning the Purchase, then the Parties will thereafter take all actions necessary to document contractual licensing arrangements, hold separate arrangements, formation of additional entities or similar matters or, if absolutely necessary, rescission of the purchase of VPM including Sellers’ return of the allocated VPM Allocated Purchase Price.

(j) RWB Guarantee. RWB hereby guarantees the payment and performance of all obligations of the Buyer under this Agreement. Notwithstanding the foregoing, Sellers and the Companies agree that (i) none of them may enforce the foregoing guarantee against RWB unless Buyer has breached or defaulted on any such obligation, and (ii) RWB may assert, as a defense to, or release or discharge of, any payment or performance under this provision, any claim, set-off, deduction, defense or release that any Buyer could assert against any Seller or Company, and any failure by any Seller or any Company to comply with the terms of this Agreement or any other agreement, certificate or document executed in connection therewith. If Buyer is relieved of any such obligations, then so shall RWB. This provision may not be amended or modified in any manner adverse to RWB without the prior written consent of the RWB.

Section 10.       Miscellaneous.

(a) Press Releases and Public Announcements.   Any Party may make any public disclosure it believes in good faith is required by Applicable Law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure). However, such party will permit the other Parties to review and make reasonable edits to such announcements or disclosures.

(b)No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof, including, without limitation, that certain letter of intent dated July 21, 2020 among RWB and the Sellers (the “Letter of Intent”).

(d)Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of Buyer and Seller.

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(e) Counterparts.     This Agreement may be executed in one or more counterparts (including by means of facsimile or other electronic means), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)Notices.     All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four (4) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(h)Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

(i) Venue. The exclusive jurisdiction and venue for any dispute between the parties shall be the courts for the State of California located in San Diego County. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10(g) above. Nothing in this Section 10(i), however, shall affect the right of any Party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final

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judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

(j) Amendments and  Waivers.    No amendment of  any  provision of  this Agreement shall be valid unless the same shall be in writing and signed by the Buyer Parties and Sellers. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.

(k)Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(l) Expenses. Each of the Buyer Parties, Sellers, and the Company shall bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

(m)       Construction.     The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.

(n)Relationship with Letter of Intent. The Parties acknowledge and agree that this Agreement represents the final agreement of the Parties with respect to the subject matter set forth herein, and that in the event of any conflict between the terms of any Transaction Document and the Letter of Intent, the terms of such Transaction Document will control.

(o)Incorporation of Exhibits and Schedules.   The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(p)Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a Party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which such Party may be entitled, at law or in equity. In particular, the Parties acknowledge that the business of the Company is unique and recognize and affirm that in the event any Party breaches this Agreement, money damages would be inadequate and the other Parties would have no adequate remedy at law, so that each Party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and theother Parties’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

(q)Attorneys’ Fees. If any Party brings a claim or lawsuit against the another Party to this Agreement to interpret or enforce any of the terms of this Agreement, the

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prevailing Party shall, in addition to all other damages, be entitled to reasonable attorneys’ fees and costs, costs of witnesses, and costs of investigation from the non-prevailing Party.

(r) Further Assurances. Each of the parties hereto shall from time to time at the request of the other party hereto, and without further consideration, execute and deliver to such other party such further instruments of assignment, transfer, conveyance and confirmation and take such other action as the other party may reasonably request in order to more effectively fulfill the purposes of this Agreement.

(s) Federal Waiver. The Parties expressly acknowledge and agree that (i) the use, possession, cultivation, manufacture, transportation, purchase and sale of cannabis is federally illegal, (ii) the federal laws and certain states’ laws regarding the use, possession, cultivation, transportation, manufacture and furnishing of cannabis (the “Industry”) are in conflict; (iii) engaging in the lawful conduct of business operations in the Industry under state law may risk criminal or civil forfeiture, violation of federal law, and heightened risk of criminal or civil prosecution, crime and violence; and (iv) such inherent risks are assumed by each Party, and each Party has elected to execute and fulfill this Agreement despite such risks and waives any defense to enforcement of this Agreement based on cannabis being federally illegal.

[Remainder of Page Left Blank; Signature Page Follows]

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BUYER PARTIES:

Red White & Bloom Brands Inc.

By: "Brad Rogers"

Name: Brad Rogers
Its: Chief Executive Officer

RWB Platinum Vape Inc.

By: "Brad Rogers"

Name: Brad Rogers
Its: Chief Executive Officer

SELLERS:

"George Sadler"
George Sadler

"Cody Sadler"
Cody Sadler

COMPANIES:

Vista Prime Management, LLC

By: "George Sadler"

Name: George Sadler
Its:

GC Ventures 2, LLC

By: "George Sadler"

Name: George Sadler
Its:

Vista Prime 2, Inc.

By: "George Sadler"

Name: George Sadler
Its:

Vista Prime 3, Inc.

By: "George Sadler"

Name: George Sadler
Its:

PV CBD LLC

By: "George Sadler"

Name: George Sadler
Its:

[Signature page to Securities Purchase Agreement]

[Signature page to Securities Purchase Agreement]

EXHIBIT A Platinum Vape Entities

Entity Name	Description
Vista Prime Management, LLC, a California limited liability company	This is the licensed operating entity in CA. Sale of VPM will not include Lake Elsinore lease, assets or cannabis license applications, which will be assigned to Sellers prior to Closing.
GC Ventures 2, LLC, a Michigan LLC	This entity has a contract for Michigan operations.
Vista Prime 3, Inc. a California corporation	This entity has a contract for Oklahoma operations.
PV CBD LLC, a California limited liability company	This is the CBD arm of PV and holds the IP.
Vista Prime 2, Inc., a California corporation	This entity has licensed the right to the Platinum Vape trademark in certain territories to a third party.

EXHIBIT B Promissory Notes See attached.

Execution Version

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS

SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY [●], 2021.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 133 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C)(1) AND (D) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.

Principal Amount: US$7,500,000.00                                           Issue Date: September     , 2020

Purchase Price: US$7,500,000.00

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, RWB Platinum Vape Inc., a California corporation (hereinafter called the “Borrower”), hereby promises to pay to the order of George Sadler (the “Holder”) thesum of US$7,500,000.00 together with any interest as set forth herein, on ____________, 2023 (the “Maturity Date”), whether at maturity or upon acceleration or by prepayment or otherwise. Any amount of principal on this Note which is not paid when due shall bear interest at the rate of the lesser of (i) ten percent (10%) per annum and (ii) the maximum amount permitted under law from the due date thereof until the same is paid (the “Default Interest”). Default Interest shall commence accruing on the earlier of the Maturity Date and the date the principal hereunder is accelerated and shall be computed on the basis of a 365-day year and the actual number of days elapsed. All payments due hereunder (to the extent not converted in accordance with the terms hereof into common shares of the Borrower’s sole shareholder, Red White & Bloom Brands Inc., a corporation formed under the laws of the province of British Columbia (“Parent”) (Trading Symbol: RWBYF) (the “Common Stock”) in accordance with the terms hereof) shall be made in lawful money of the United States of America. All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed. Each capitalized term used herein, and not otherwise defined, shall have the meaning ascribed thereto in that certain Securities Purchase Agreement dated the date hereof, by and among the Borrower, Parent, the Holder, the “Company” (defined therein) and Cody Sadler pursuant to which this Note was originally issued (as amended or otherwise modified from time to time, the “Purchase Agreement”). By the signature of its authorized representative hereunder, Parent agrees to join in and be bound by the terms of this Note applicable to Parent and to perform all acts required by Parent hereunder.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof.

The following terms shall apply to this Note:

ARTICLE I. CONVERSION RIGHTS

1.1 Conversion Right. The Holder shall have the right from time to time, and at any time following the date twelve (12) months from the Issue Date, and ending on the Maturity Date to convert all or any part of the outstanding and unpaid principal and/or interest of this Note into fully paid and non-assessable shares of Common Stock, as such Common Stock exists on the Issue Date, or any shares of capital stock or other securities of Parent into which such Common Stock shall hereafter be changed or reclassified at the Conversion Price (as defined below) determined as provided herein (a “Conversion”); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Notes or the unexercised or unconverted portion of any other security of Parent subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (the “Maximum Share Amount”). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the “Notice of Conversion”), delivered to Parent by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to Parent before 6:00 p.m. New York, New York Time on such conversion date (the “Conversion Date”). The term “Conversion Amount” means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus (2) at the Holder’s option, accrued and unpaid interest, if any.

2

1.2 Mandatory Conversion. Any time after the date four (4) months from the Issue Date, in the event that the closing price of Parent’s Common Stock, as quoted on OTCMarkets.com exceeds one hundred fifty percent (150%) of the Conversion Price for at least ten (10) consecutive trading days, then Borrower and Parent the right to force the conversion of this Note into its Common Stock pursuant to the terms hereof.

1.3 Conversion Price. Subject to the adjustments described herein, the conversion price (the “Conversion Price”) shall equal USD $0.57.

1.4 Authorized Shares. Parent covenants that during the period the conversion right exists, Parent will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Note issued pursuant to the Purchase Agreement (the “Reserved Amount”). Parent represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if Parent shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Notes shall be convertible at the then current Conversion Price, Parent shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. Parent (i) acknowledges that it has irrevocably instructed its transfer agent to issue certificates for the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Note.

1.5 Method of Conversion.

(a) Mechanics of Conversion.   Subject to Section 1.1, this Note may be converted by the Holder in whole or in part at any time from time to time after the Issue Date, by (A) submitting to Parent a Notice of Conversion (by facsimile, e-mail or other reasonable means of communication dispatched on the Conversion Date prior to 6:00 p.m. New York, New York time) and (B) subject to Section 1.5(b), surrendering this Note at the principal office of Parent.

(b) Surrender of Note Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Borrower unless the entire unpaid principal amount of this Note is so converted. The Holder and Parent shall maintain records showing the principal amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Borrower, so as not to require physical surrender of this Note upon each such conversion. In the event of any dispute or discrepancy, such records of the Borrower shall, prima facie, be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if any portion of this Note is converted as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Borrower, whereupon the Borrower will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder (upon payment by the Holder of any applicable

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transfer taxes) may request, representing in the aggregate the remaining unpaid principal amount of this Note. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note represented by this Note may be less than the amount stated on the face hereof.

(c) Payment of Taxes. Neither Parent nor the Borrower shall be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or other securities or property on conversion of this Note in a name other than that of the Holder (or in street name), and Parent shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons (other than the Holder or the custodian in whose street name such shares are to be held for the Holder’s account) requesting the issuance thereof shall have paid to Parent the amount of any such tax or shall have established to the satisfaction of Parent that such tax has been paid.

(d) Delivery of Common Stock Upon Conversion. Upon receipt by Parent from the Holder of a facsimile transmission or e-mail (or other reasonable means of communication) of a Notice of Conversion meeting the requirements for conversion as provided in this Section 1.5, Parent shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such conversion within three (3) business days after such receipt (the “Deadline”) (and, solely in the case of conversion of the entire unpaid principal amount hereof, surrender of this Note) in accordance with the terms hereof and the Purchase Agreement.

(e) Obligation of Borrower to Deliver Common Stock. Upon receipt by Parent of a Notice of Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, the outstanding principal amount and the amount of accrued and unpaid interest on this Note shall be reduced to reflect such conversion, and, unless Parent defaults on its obligations under this Article I, all rights with respect to the portion of this Note being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, Parent’s obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of Parent to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to Parent, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with such conversion. The Conversion Date specified in the Notice of Conversion shall be the Conversion Date so long as the Notice of Conversion is received by the Borrower before 6:00 p.m., New York, New York Time, on such date.

(f) Delivery of Common Stock by Electronic Transfer. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided Parent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer

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(“FAST”) program, upon request of the Holder and its compliance with the provisions contained in Section 1.1 and in this Section 1.5, Parent shall use its commercially reasonable best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder’s Prime Broker with DTC through its Deposit Withdrawal At Custodian (“DWAC”) system.

(g) Failure to Deliver Common Stock Prior to Delivery Deadline.  Without in any way limiting the Holder’s right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Common Stock issuable upon conversion of this Note is not delivered by the Deadline (other than a failure due to the circumstances described in Section 1.3 above, which failure shall be governed by such Section) Parent shall pay to the Holder $100 per day in cash, for each day beyond the Deadline that Parent fails to deliver such Common Stock until Parent issues and delivers a certificate to the Holder or credit the Holder’s balance account with OTC for the number of shares of Common Stock to which the Holder is entitled upon such Holder’s conversion of any Conversion Amount (under Holder’s and Parent’s expectation that any damages will tack back to the Issue Date). Such cash amount shall be paid to Holder by the fifth (5th) day of the month following the month in which it has accrued or, at the option of the Holder (by written notice to Parent by the first day of the month following the month in which it has accrued), shall be added to the principal amount of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional principal amount shall be convertible into Common Stock in accordance with the terms of this Note.   Parent agrees that the right to convert is a valuable right to the Holder.   The damages resulting from a failure, attempt to frustrate, interference with such conversion right are difficult if not impossible to qualify. Accordingly the parties acknowledge that the liquidated damages provision contained in this Section 1.5(g) are justified.

(h)       Rescindment of a Notice of Conversion. If (i) Parent fails to respond to Holder within one (1) business day from the Conversion Date confirming the details of Notice of Conversion, (ii) Parent fails to provide any of the shares of Parent’s Common Stock requested in the Notice of Conversion within two (2) business days from the date of receipt of the Note of Conversion, (iii) the Holder is unable to procure a legal opinion required to have the shares of Parent’s Common Stock issued unrestricted and/or deposited to sell for any reason related to Parent’s standing, (iv) the Holder is unable to deposit the shares of Parent’s Common Stock requested in the Notice of Conversion for any reason related to Parent’s standing, (v) at any time after a missed Deadline, at the Holder’s sole discretion, or (vi) if OTC Markets changes Parent’s designation to ‘Limited Information’ (Yield), ‘No Information’ (Stop Sign), ‘Caveat Emptor’ (Skull & Crossbones), ‘OTC’, ‘Other OTC’ or ‘Grey Market’ (Exclamation Mark Sign) or other trading restriction on the day of or any day after the Conversion Date, the Holder maintains the option and sole discretion to rescind the Notice of Conversion (“Rescindment”) with a “Notice of Rescindment.”

1.6 Concerning the Shares. If the Conversion Date occurs before January [●], 2021, the Common Shares issued upon conversion shall bear the following legend in accordance with applicable securities laws:

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“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY [●], 2021.”

Until such time as the shares of Common Stock issuable upon conversion of this Note have been registered under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold, each certificate for shares of Common Stock issuable upon conversion of this Note that has not been so included in an effective registration statement or that has not been sold pursuant to an effective registration statement or an exemption that permits removal of the legend, shall bear a legend substantially in the following form, as appropriate:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 133 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C)(1) AND (D) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.”

The legend set forth above shall be removed and Parent shall issue to the Holder a new certificate therefore free of any transfer legend if (i) Parent or its transfer agent shall have received an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Common Stock may be made without registration under the Act, which opinion shall be reasonably accepted by Parent so that the sale or transfer is effected or (ii) such security is registered for sale by the Holder under an effective registration statement filed under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold. In the event that Parent does not accept the opinion of counsel provided by the Buyer with respect to the transfer of Securities pursuant to an exemption from registration, such as Rule 144 or Regulation S, at the Deadline, it will be considered an Event of Default pursuant to Section 3.2 of the Note.

1.7 Effect of Certain Events.

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(a) Effect of Asset Sale.   The sale, conveyance or disposition of all or substantially all of the assets of the Borrower shall be deemed to be an Event of Default (as defined in Article III) pursuant to which the Borrower shall be required to pay to the Holder upon the consummation of and as a condition to such transaction an amount equal to the Default Amount (as defined in Article III). For clarity, Holder and Borrower shall retain their respective rights to convert the principal and unpaid interest (if any) hereunder until the date such sale transaction closes. “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

(b) Effect of Merger, Consolidation, Etc. If, at any time when this Note is issued and outstanding and prior to conversion of all of the Notes, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of another class  or classes of stock or securities of Parent or another entity, or the effectuation by Parent of a transaction or series of related transactions in which more than 50% of the voting power of shares of Common Stock is disposed of, then, in Holder’s discretion, Holder may require one of the following by providing written notice to Parent at any time no later than six (6) months after the date such transaction closes:

(i)        the obligations outstanding hereunder shall be paid in full no later than six (6) months after the date such transaction closes, and notwithstanding anything to the contrary herein, the failure to make such payment in a timely manner shall be an automatic Event of Default under Section 3.1 and the obligations hereunder shall accelerate and Default Interest shall begin to accrue automatically upon such failure to pay, whether or not Holder notifies Parent of such acceleration or accrual; or

(ii)       Holder shall have the right to receive upon conversion of this Note, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities or assets which the Holder would have been entitled to receive in such transaction had this Note been converted in full immediately prior to such transaction (without regard to any limitations on conversion set forth herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Note) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof.

Parent shall not affect any transaction described in this Section 1.7(b) unless (x) it first gives, to the extent practicable, thirty (30) days prior written notice (but in any event at least fifteen (15) days prior written notice) of the record date of the special meeting of shareholders to approve, or if there is no such record date, the consummation of, such merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets (during which time the Holder shall be entitled to convert this Note) and (y) the resulting successor or acquiring entity (if not Parent) assumes by written instrument the obligations of this Note. The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers or share exchanges.

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(c) Adjustment Due to Distribution. If Parent shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to Parent’s shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the Holder of this Note shall be entitled, upon any conversion of this Note after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon such conversion had such Holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

(d) Purchase  Rights.    If, at any time  when any Notes are issued and outstanding, Parent issues any convertible securities or rights to purchase stock, warrants, securities or other property (the “Purchase Rights”) pro rata to the record holders of any class of Common Stock, then the Holder of this Note will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without regard to any limitations on conversion contained herein) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(e) Notice of Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price as a result of the events described in this Section 1.6, the Borrower, at its expense, shall promptly, but no later than 10 business days after such adjustment or readjustment becomes effective, compute such adjustment or readjustment and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Borrower shall, upon the written request at any time of the Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of the Note.

1.8 Status as Shareholder. Upon submission of a Notice of Conversion by a Holder, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such Holder’s allocated portion of the Reserved Amount or Maximum Share Amount) shall be deemed converted into shares of Common Stock and (ii) the Holder’s rights as a Holder of such converted portion of this Note shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Borrower to comply with the terms of this Note. Notwithstanding the foregoing, if a Holder has not received certificates for all shares of Common Stock prior to the tenth (10th) business day after the expiration of the Deadline with respect to a conversion of any portion of this Note for any reason, then (unless the Holder otherwise elects to retain its status as a holder of Common Stock by so notifying Parent) the Holder shall regain the rights of a Holder of this Note with respect to such unconverted portions of this Note and the Borrower shall, as soon as practicable, return such

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unconverted Note to the Holder or, if the Note has not been surrendered, adjust its records to reflect that such portion of this Note has not been converted. In all cases, the Holder shall retain all of its rights and remedies for Parent’s failure to convert this Note.

1.9       Security. This Note and Borrower’s obligations hereunder will be secured by all ownership interests and assets of Platinum Vape pursuant to the Security Agreement between Borrower and Holder as of approximate date herewith.

1.10     Prepayment.  This Note may be prepaid in whole or in part without penalty or premium; provided, Borrower shall provide Holder with thirty (30) days’ advance notice of its intent to prepay this Note, during which time Holder may convert this Note or any portion of this Note in accordance with the terms stated herein.

ARTICLE II. CERTAIN COVENANTS

2.1 Borrowings.   Until the end of the Earn-out Period, the Borrower shall not, without the Holder’s written consent, create, incur, assume guarantee, endorse, contingently agree to purchase or otherwise become liable upon the obligation of any person, firm, partnership, joint venture or corporation, except by the endorsement of negotiable instruments for deposit or collection, or suffer to exist any liability for borrowed money, except (a) borrowings in existence or committed on the date hereof and of which the Borrower has informed Holder in writing prior to the date hereof, (b) indebtedness to trade creditors financial institutions or other lenders incurred in the ordinary course of business or (c) borrowings, the proceeds of which shall be used to repay this Note.

2.2 Sale of Assets. So long as the Borrower shall have any obligation under this Note, the Borrower shall not, without the Holder’s written consent, sell, lease or otherwise dispose of any significant portion of its assets or the assets of Platinum Vape (as defined in the Purchase Agreement) outside the ordinary course of business. In no event while this Note is outstanding shall Borrower or Platinum Vape sell, convey, assign, encumber, pledge, gift or transfer any of the ownership interests in Platinum Vape or sell, lease, convey, assign, encumber, pledge, gift or transfer any of the assets of Platinum Vape except for inventory and obsolete or worn or damaged equipment sold in the ordinary course of business.

2.3 Preservation of Existence, etc. The Borrower shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries (other than dormant Subsidiaries that have no or minimum assets) to become or remain,  duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

2.4 Non-circumvention. The Borrower hereby covenants and agrees that the Borrower will not, by amendment of its Certificate or Articles of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry

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out all the provisions of this Note and take all action as may be required to protect the rights of the Holder.

ARTICLE III. EVENTS OF DEFAULT

If any of the following events of default (each, an “Event of Default”) shall occur:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the Shares. Parent (i) fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Note, (ii) fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, (iii) directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, (iv) fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for three (3) business days after the Holder shall have delivered a Notice of Conversion, (v) fails to remain current in its obligations to its transfer agent, (vi) causes a conversion of this Note to be delayed, hindered or frustrated due to a balance owed by Parent to its transfer agent, (vii) fails to repay Holder, within forty eight (48) hours of a demand from the Holder, any amount of funds advanced by Holder to Parent’s transfer agent in order to process a conversion, (viii) fails to reserve sufficient amount of shares of common stock to satisfy the Reserved Amount at all times, and/or (ix) an exemption under Rule 144 is unavailable for the Holder’s deposit into Holder’s brokerage account and resale into the public market of any of the conversion shares under this Note at any time after the date which is twelve (12) months after the Issue Date.

3.3 Breach of Covenants. The Borrower or Parent breaches any material covenant or other material term or condition contained in this Note or the Security Agreement and such breach continues for a period of fifteen (15) days after written notice thereof to the Borrower and Parent from the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower or Parent made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect

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when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Note.

3.5 Receiver or Trustee. The Parent, Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors or commence proceedings for its dissolution, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed for the Parent or Borrower or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $625,000, and shall remain unvacated, unbonded or unstayed for a period of forty five (45) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Parent, Borrower or any subsidiary of the Borrower, or the Parent or Borrower admits in writing its inability to pay its debts generally as they mature, or have filed against it an involuntary petition for bankruptcy relief, all under federal or state laws as applicable or the Parent or Borrower admits in writing its inability to pay its debts generally as they mature, or have filed against it an involuntary petition for bankruptcy relief, all under international, federal or state laws as applicable.

3.8 Delisting of Common Stock.   Parent shall fail to maintain the listing of the Common Stock on at least one of the OTC Pink, OTCQB, Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, NYSE MKT, CSE, TSX, TSX Venture Exchange or an equivalent replacement exchange

3.9 Failure to Comply with the Exchange Act; Reporting Issuer Status. Parent shall fail to use commercially reasonable efforts to comply with the reporting requirements of the Exchange Act (including but not limited to becoming delinquent in its filings); and/or Parent shall cease to be subject to the reporting requirements of the Exchange Act; and/or Parent fails to use commercially reasonable efforts to maintain its status as a “reporting issuer” in British Columbia and Ontario, not in default of any requirement of the applicable securities laws.

3.10     Liquidation.    Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business or Platinum Vape.

3.11     Cessation of Operations. Any permanent cessation of operations by Parent or Borrower or Parent or Borrower admits in writing it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Parent or Borrower’s ability to continue as a “going concern” shall not be an admission that the Parent or Borrower cannot pay its debts as they become due.

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3.12     Cessation of Trading. Any cessation of trading of the Common Stock on at least one of the OTC Pink, OTCQB, Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, NYSE MKT, CSE, TSX or an equivalent replacement exchange, and such cessation of trading shall continue for a period of five consecutive (5) Trading Days.

3.13     Bid Price. Parent shall lose the “bid” price for its Common Stock ($0.0001 on the “Ask” with zero market makers on the “Bid” per Level 2) and/or a market (including the OTC Pink, OTCQB, OTCQX or an equivalent replacement exchange).

3.14     OTC Markets Designation. OTC Markets changes Parent’s designation to ‘No Information’ (Stop Sign), ‘Caveat Emptor’ (Skull and Crossbones), or ‘OTC’, ‘Other OTC’ or ‘Grey Market’ (Exclamation Mark Sign).

3.15     Unavailability of Rule 144. If, at any time on or after the date which is twelve (12) months after the Issue Date, the Holder is unable to (i) obtain a standard “144 legal opinion letter” from an attorney reasonably acceptable to the Holder, the Holder’s brokerage firm (and respective clearing firm), and the Borrower’s transfer agent in order to facilitate the Holder’s conversion of any portion of the Note into free trading shares of the Borrower’s Common Stock pursuant to Rule 144, and (ii) thereupon deposit such shares into the Holder’s brokerage account.

3.16     Cross-Default. Notwithstanding anything to the contrary contained in this Note, a breach or default of any covenant or other term or condition contained in the Security Agreement that secures this Note.

3.17     Replacement of Transfer Agent. In the event that the Parent proposes to replace its transfer agent, the Parent fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to this Note (including but not limited to the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Parent and the Parent.

3.18     Maintenance of Assets. The failure by Borrower to maintain in any material respect any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future), or any disposition or conveyance of any material asset of the Borrower or Platinum Vape outside the ordinary course of business.

Upon the occurrence of any Event of Default, the Note shall become immediately due and payable and the Borrower the interest shall increase to Default Interest (a) with respect to Events of Default other than those set forth in Section 3.7 above (but subject to Section 1.7(b)), upon Holder’s delivery of written notice of acceleration to Borrower, and (b) with respect to an Event of Default under Section 3.7, automatically and without notice. In addition, Holder shall be entitled to all other remedies under law and equity, including those of a secured creditor. If the Holder shall commence an action or proceeding to enforce any provisions of this Note, including, without limitation, engaging an attorney, then if the Holder prevails in such action, the Holder shall be reimbursed by the Borrower for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

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ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges.   All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices.    All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, electronic mail, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by electronic mail or facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The addresses for such communications shall be:

If to the Borrower or Parent, to:

Red White and Bloom Inc.

810-789 West Pender Street

Vancouver, British Columbia

Canada, V6C 1H2

Attn:                                          Email:

With a copy to (which copy shall not constitute notice):

Honigman LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226

Attn: Kim A. Dudek

Email: [REDACTED]

If to the Holder:

[●]

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With a copy to (which copy shall not constitute notice):

Arden Anderson, Esq.

Austin Legal Group, APC

3990 Old Town Ave., A-101

San Diego, CA 92110

E-mail: [REDACTED]

4.3 Amendments. This Note and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other Notes issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Borrower shall not assign this Note or any rights or obligations hereunder without the prior written consent of Holder. Holder may assign its rights hereunder without approval of Borrower.

4.5 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Note shall be brought only in the state courts of California or in the federal courts located in San Diego, California.  The parties to this Note hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Note by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

4.6 Notice of Corporate Events. Except as otherwise provided below, the Holder of this Note shall have no rights as a Holder of Common Stock unless and only to the extent that it converts this Note into Common Stock. The Borrower shall provide the Holder with prior notification of any meeting of the Borrower’s shareholders (and copies of proxy materials and other information sent to shareholders). In the event of any taking by the Borrower of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Borrower or any proposed liquidation, dissolution or winding up of the Borrower, the Borrower shall mail a notice to the Holder, at least twenty (20) days prior to the record date specified therein (or thirty (30) days prior to the

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consummation of the transaction or event, whichever is earlier), of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time. The Borrower shall make a public announcement of any event requiring notification to the Holder hereunder substantially simultaneously with the notification to the Holder.

4.7 Usury. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable provision shall automatically be revised to equal the maximum rate of interest or other amount deemed interest permitted under applicable law. The Borrower covenants (to the extent that it may lawfully do so) that it will not seek to claim or take advantage of any law that would prohibit or forgive the Borrower from paying all or a portion of the principal or interest on this Note.

4.8 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Note, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required. No provision of this Note shall alter or impair the obligation of the Borrower, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the form, herein prescribed.

4.9 Severability.    In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

4.10     Waiver. Borrower and any endorsers, sureties or guarantors hereof jointly and severally waive presentment and demand for payment, notice of intent to accelerate maturity, notice of acceleration of maturity, protest and notice of protest and non-payment, all applicable exemption rights, valuation and appraisement, notice of demand, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note and the bringing of suit and diligence in taking any action to collect any sums owing hereunder.

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IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by its duly authorized officer as of the date first above written.

RWB PLATINUM VAPE INC.

By: _____________________

Name: Brad Rogers

Title: Chief Executive Officer

Agreed and Acknowledged by:

RED WHITE & BLOOM BRANDS INC.

By: _____________________

Name: Brad Rogers

Title: Chief Executive Officer

EXHIBIT A NOTICE OF CONVERSION

The  undersigned hereby elects to convert $____________ principal amount of the Note (defined below) [together with $____________ of accrued and unpaid interest thereto, totaling $_ into that number of shares of Common Stock to be issued pursuant to the conversion of the Note (“Common Stock”) as set forth below, of Red White & Bloom Brands Inc., a corporation formed under the laws of British Columbia (the “Company”), according to the conditions of the convertible note of the Borrower dated as of _______________, 2020 (the “Note”), as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

Box Checked as to applicable instructions:

[ ]      Company shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal At Custodian system (“DWAC Transfer”).

Name of DTC Prime Broker: Account Number:

[ ]      The undersigned hereby requests that Company issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder’s calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Name: [NAME] Address: [ADDRESS]

Date of Conversion:                                                    ____________

Applicable Conversion Price:                                    $

Number of Shares of Common Stock to be Issued

Pursuant to Conversion of the Notes:                      ____________

Amount of Principal Balance Due remaining

Under the Note after this conversion:

Accrued and unpaid interest remaining:                   ____________

[HOLDER]

By:________________________

Name: [NAME]

Title: [TITLE]

Date: [DATE]

Execution Version

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS

SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY [●], 2021.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 133 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C)(1) AND (D) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.

Principal Amount: US$7,500,000.00                                              Issue Date: September     , 2020

Purchase Price: US$7,500,000.00

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, RWB Platinum Vape Inc., a California corporation (hereinafter called the “Borrower”), hereby promises to pay to the order of Cody Sadler (the “Holder”) the sumof US$7,500,000.00 together with any interest as set forth herein, on _____________, 2023 (the“Maturity Date”), whether at maturity or upon acceleration or by prepayment or otherwise. Any amount of principal on this Note which is not paid when due shall bear interest at the rate of the lesser of (i) ten percent (10%) per annum and (ii) the maximum amount permitted under law from the due date thereof until the same is paid (the “Default Interest”). Default Interest shall commence accruing on the earlier of the Maturity Date and the date the principal hereunder is accelerated and shall be computed on the basis of a 365-day year and the actual number of days elapsed. All payments due hereunder (to the extent not converted in accordance with the terms hereof into common shares of the Borrower’s sole shareholder, Red White & Bloom Brands Inc., a corporation formed under the laws of the province of British Columbia (“Parent”) (Trading Symbol: RWBYF) (the “Common Stock”) in accordance with the terms hereof) shall be made in lawful money of the United States of America. All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed. Each capitalized term used herein, and not otherwise defined, shall have the meaning ascribed thereto in that certain Securities Purchase Agreement dated the date hereof, by and among the Borrower, Parent, the Holder, the “Company” (defined therein) and George Sadler pursuant to which this Note was originally issued (as amended or otherwise modified from time to time, the “Purchase Agreement”). By the signature of its authorized representative hereunder, Parent agrees to join in and be bound by the terms of this Note applicable to Parent and to perform all acts required by Parent hereunder.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof.

The following terms shall apply to this Note:

ARTICLE I. CONVERSION RIGHTS

1.1 Conversion Right. The Holder shall have the right from time to time, and at any time following the date twelve (12) months from the Issue Date, and ending on the Maturity Date to convert all or any part of the outstanding and unpaid principal and/or interest of this Note into fully paid and non-assessable shares of Common Stock, as such Common Stock exists on the Issue Date, or any shares of capital stock or other securities of Parent into which such Common Stock shall hereafter be changed or reclassified at the Conversion Price (as defined below) determined as provided herein (a “Conversion”); provided, however, that in no event shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Notes or the unexercised or unconverted portion of any other security of Parent subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock (the “Maximum Share Amount”). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the “Notice of Conversion”), delivered to Parent by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to Parent before 6:00 p.m. New York, New York Time on such conversion date (the “Conversion Date”). The term “Conversion Amount” means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus (2) at the Holder’s option, accrued and unpaid interest, if any.

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1.2 Mandatory Conversion. Any time after the date four (4) months from the Issue Date, in the event that the closing price of Parent’s Common Stock, as quoted on OTCMarkets.com exceeds one hundred fifty percent (150%) of the Conversion Price for at least ten (10) consecutive trading days, then Borrower and Parent the right to force the conversion of this Note into its Common Stock pursuant to the terms hereof.

1.3 Conversion Price. Subject to the adjustments described herein, the conversion price (the “Conversion Price”) shall equal USD $0.57.

1.4 Authorized Shares. Parent covenants that during the period the conversion right exists, Parent will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Note issued pursuant to the Purchase Agreement (the “Reserved Amount”). Parent represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if Parent shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Notes shall be convertible at the then current Conversion Price, Parent shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. Parent (i) acknowledges that it has irrevocably instructed its transfer agent to issue certificates for the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Note.

1.5 Method of Conversion.

(a) Mechanics of Conversion.   Subject to Section 1.1, this Note may be converted by the Holder in whole or in part at any time from time to time after the Issue Date, by (A) submitting to Parent a Notice of Conversion (by facsimile, e-mail or other reasonable means of communication dispatched on the Conversion Date prior to 6:00 p.m. New York, New York time) and (B) subject to Section 1.5(b), surrendering this Note at the principal office of Parent.

(b) Surrender of Note Upon Conversion. Notwithstanding anything to the contrary set forth herein, upon conversion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Borrower unless the entire unpaid principal amount of this Note is so converted. The Holder and Parent shall maintain records showing the principal amount so converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Borrower, so as not to require physical surrender of this Note upon each such conversion. In the event of any dispute or discrepancy, such records of the Borrower shall, prima facie, be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if any portion of this Note is converted as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Borrower, whereupon the Borrower will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder (upon payment by the Holder of any applicable

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transfer taxes) may request, representing in the aggregate the remaining unpaid principal amount of this Note. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note represented by this Note may be less than the amount stated on the face hereof.

(c) Payment of Taxes. Neither Parent nor the Borrower shall be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock or other securities or property on conversion of this Note in a name other than that of the Holder (or in street name), and Parent shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons (other than the Holder or the custodian in whose street name such shares are to be held for the Holder’s account) requesting the issuance thereof shall have paid to Parent the amount of any such tax or shall have established to the satisfaction of Parent that such tax has been paid.

(d) Delivery of Common Stock Upon Conversion. Upon receipt by Parent from the Holder of a facsimile transmission or e-mail (or other reasonable means of communication) of a Notice of Conversion meeting the requirements for conversion as provided in this Section 1.5, Parent shall issue and deliver or cause to be issued and delivered to or upon the order of the Holder certificates for the Common Stock issuable upon such conversion within three (3) business days after such receipt (the “Deadline”) (and, solely in the case of conversion of the entire unpaid principal amount hereof, surrender of this Note) in accordance with the terms hereof and the Purchase Agreement.

(e) Obligation of Borrower to Deliver Common Stock. Upon receipt by Parent of a Notice of Conversion, the Holder shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, the outstanding principal amount and the amount of accrued and unpaid interest on this Note shall be reduced to reflect such conversion, and, unless Parent defaults on its obligations under this Article I, all rights with respect to the portion of this Note being so converted shall forthwith terminate except the right to receive the Common Stock or other securities, cash or other assets, as herein provided, on such conversion. If the Holder shall have given a Notice of Conversion as provided herein, Parent’s obligation to issue and deliver the certificates for Common Stock shall be absolute and unconditional, irrespective of the absence of any action by the Holder to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of Parent to the holder of record, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder of any obligation to Parent, and irrespective of any other circumstance which might otherwise limit such obligation of the Borrower to the Holder in connection with such conversion. The Conversion Date specified in the Notice of Conversion shall be the Conversion Date so long as the Notice of Conversion is received by the Borrower before 6:00 p.m., New York, New York Time, on such date.

(f) Delivery of Common Stock by Electronic Transfer. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided Parent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer

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(“FAST”) program, upon request of the Holder and its compliance with the provisions contained in Section 1.1 and in this Section 1.5, Parent shall use its commercially reasonable best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder’s Prime Broker with DTC through its Deposit Withdrawal At Custodian (“DWAC”) system.

(g) Failure to Deliver Common Stock Prior to Delivery Deadline.  Without in any way limiting the Holder’s right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Common Stock issuable upon conversion of this Note is not delivered by the Deadline (other than a failure due to the circumstances described in Section 1.3 above, which failure shall be governed by such Section) Parent shall pay to the Holder $100 per day in cash, for each day beyond the Deadline that Parent fails to deliver such Common Stock until Parent issues and delivers a certificate to the Holder or credit the Holder’s balance account with OTC for the number of shares of Common Stock to which the Holder is entitled upon such Holder’s conversion of any Conversion Amount (under Holder’s and Parent’s expectation that any damages will tack back to the Issue Date). Such cash amount shall be paid to Holder by the fifth (5th) day of the month following the month in which it has accrued or, at the option of the Holder (by written notice to Parent by the first day of the month following the month in which it has accrued), shall be added to the principal amount of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional principal amount shall be convertible into Common Stock in accordance with the terms of this Note.   Parent agrees that the right to convert is a valuable right to the Holder.   The damages resulting from a failure, attempt to frustrate, interference with such conversion right are difficult if not impossible to qualify. Accordingly the parties acknowledge that the liquidated damages provision contained in this Section 1.5(g) are justified.

(h)       Rescindment of a Notice of Conversion. If (i) Parent fails to respond to Holder within one (1) business day from the Conversion Date confirming the details of Notice of Conversion, (ii) Parent fails to provide any of the shares of Parent’s Common Stock requested in the Notice of Conversion within two (2) business days from the date of receipt of the Note of Conversion, (iii) the Holder is unable to procure a legal opinion required to have the shares of Parent’s Common Stock issued unrestricted and/or deposited to sell for any reason related to Parent’s standing, (iv) the Holder is unable to deposit the shares of Parent’s Common Stock requested in the Notice of Conversion for any reason related to Parent’s standing, (v) at any time after a missed Deadline, at the Holder’s sole discretion, or (vi) if OTC Markets changes Parent’s designation to ‘Limited Information’ (Yield), ‘No Information’ (Stop Sign), ‘Caveat Emptor’ (Skull & Crossbones), ‘OTC’, ‘Other OTC’ or ‘Grey Market’ (Exclamation Mark Sign) or other trading restriction on the day of or any day after the Conversion Date, the Holder maintains the option and sole discretion to rescind the Notice of Conversion (“Rescindment”) with a “Notice of Rescindment.”

1.6 Concerning the Shares. If the Conversion Date occurs before January [●], 2021, the Common Shares issued upon conversion shall bear the following legend in accordance with applicable securities laws:

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“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JANUARY [●], 2021.”

Until such time as the shares of Common Stock issuable upon conversion of this Note have been registered under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold, each certificate for shares of Common Stock issuable upon conversion of this Note that has not been so included in an effective registration statement or that has not been sold pursuant to an effective registration statement or an exemption that permits removal of the legend, shall bear a legend substantially in the following form, as appropriate:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 133 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C)(1) AND (D) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY IS PROVIDED TO THE EFFECT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS.”

The legend set forth above shall be removed and Parent shall issue to the Holder a new certificate therefore free of any transfer legend if (i) Parent or its transfer agent shall have received an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Common Stock may be made without registration under the Act, which opinion shall be reasonably accepted by Parent so that the sale or transfer is effected or (ii) such security is registered for sale by the Holder under an effective registration statement filed under the Act or otherwise may be sold pursuant to Rule 144 without any restriction as to the number of securities as of a particular date that can then be immediately sold. In the event that Parent does not accept the opinion of counsel provided by the Buyer with respect to the transfer of Securities pursuant to an exemption from registration, such as Rule 144 or Regulation S, at the Deadline, it will be considered an Event of Default pursuant to Section 3.2 of the Note.

1.7 Effect of Certain Events.

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(a) Effect of Asset Sale.   The sale, conveyance or disposition of all or substantially all of the assets of the Borrower shall be deemed to be an Event of Default (as defined in Article III) pursuant to which the Borrower shall be required to pay to the Holder upon the consummation of and as a condition to such transaction an amount equal to the Default Amount (as defined in Article III). For clarity, Holder and Borrower shall retain their respective rights to convert the principal and unpaid interest (if any) hereunder until the date such sale transaction closes. “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

(b) Effect of Merger, Consolidation, Etc. If, at any time when this Note is issued and outstanding and prior to conversion of all of the Notes, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of another class  or classes of stock or securities of Parent or another entity, or the effectuation by Parent of a transaction or series of related transactions in which more than 50% of the voting power of shares of Common Stock is disposed of, then, in Holder’s discretion, Holder may require one of the following by providing written notice to Parent at any time no later than six (6) months after the date such transaction closes:

(i)        the obligations outstanding hereunder shall be paid in full no later than six (6) months after the date such transaction closes, and notwithstanding anything to the contrary herein, the failure to make such payment in a timely manner shall be an automatic Event of Default under Section 3.1 and the obligations hereunder shall accelerate and Default Interest shall begin to accrue automatically upon such failure to pay, whether or not Holder notifies Parent of such acceleration or accrual; or

(ii)       Holder shall have the right to receive upon conversion of this Note, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities or assets which the Holder would have been entitled to receive in such transaction had this Note been converted in full immediately prior to such transaction (without regard to any limitations on conversion set forth herein), and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Note) shall thereafter be applicable, as nearly as may be practicable in relation to any securities or assets thereafter deliverable upon the conversion hereof.

Parent shall not affect any transaction described in this Section 1.7(b) unless (x) it first gives, to the extent practicable, thirty (30) days prior written notice (but in any event at least fifteen (15) days prior written notice) of the record date of the special meeting of shareholders to approve, or if there is no such record date, the consummation of, such merger, consolidation, exchange of shares, recapitalization, reorganization or other similar event or sale of assets (during which time the Holder shall be entitled to convert this Note) and (y) the resulting successor or acquiring entity (if not Parent) assumes by written instrument the obligations of this Note. The above provisions shall similarly apply to successive consolidations, mergers, sales, transfers or share exchanges.

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(c) Adjustment Due to Distribution. If Parent shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to Parent’s shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the Holder of this Note shall be entitled, upon any conversion of this Note after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon such conversion had such Holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

(d) Purchase  Rights.    If, at any time  when any Notes are issued and outstanding, Parent issues any convertible securities or rights to purchase stock, warrants, securities or other property (the “Purchase Rights”) pro rata to the record holders of any class of Common Stock, then the Holder of this Note will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without regard to any limitations on conversion contained herein) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(e) Notice of Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price as a result of the events described in this Section 1.6, the Borrower, at its expense, shall promptly, but no later than 10 business days after such adjustment or readjustment becomes effective, compute such adjustment or readjustment and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Borrower shall, upon the written request at any time of the Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of the Note.

1.8 Status as Shareholder. Upon submission of a Notice of Conversion by a Holder, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such Holder’s allocated portion of the Reserved Amount or Maximum Share Amount) shall be deemed converted into shares of Common Stock and (ii) the Holder’s rights as a Holder of such converted portion of this Note shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Borrower to comply with the terms of this Note. Notwithstanding the foregoing, if a Holder has not received certificates for all shares of Common Stock prior to the tenth (10th) business day after the expiration of the Deadline with respect to a conversion of any portion of this Note for any reason, then (unless the Holder otherwise elects to retain its status as a holder of Common Stock by so notifying Parent) the Holder shall regain the rights of a Holder of this Note with respect to such unconverted portions of this Note and the Borrower shall, as soon as practicable, return such

8

unconverted Note to the Holder or, if the Note has not been surrendered, adjust its records to reflect that such portion of this Note has not been converted. In all cases, the Holder shall retain all of its rights and remedies for Parent’s failure to convert this Note.

1.9       Security. This Note and Borrower’s obligations hereunder will be secured by all ownership interests and assets of Platinum Vape pursuant to the Security Agreement between Borrower and Holder as of approximate date herewith.

1.10     Prepayment.  This Note may be prepaid in whole or in part without penalty or premium; provided, Borrower shall provide Holder with thirty (30) days’ advance notice of its intent to prepay this Note, during which time Holder may convert this Note or any portion of this Note in accordance with the terms stated herein.

ARTICLE II. CERTAIN COVENANTS

2.1 Borrowings.   Until the end of the Earn-out Period, the Borrower shall not, without the Holder’s written consent, create, incur, assume guarantee, endorse, contingently agree to purchase or otherwise become liable upon the obligation of any person, firm, partnership, joint venture or corporation, except by the endorsement of negotiable instruments for deposit or collection, or suffer to exist any liability for borrowed money, except (a) borrowings in existence or committed on the date hereof and of which the Borrower has informed Holder in writing prior to the date hereof, (b) indebtedness to trade creditors financial institutions or other lenders incurred in the ordinary course of business or (c) borrowings, the proceeds of which shall be used to repay this Note.

2.2 Sale of Assets. So long as the Borrower shall have any obligation under this Note, the Borrower shall not, without the Holder’s written consent, sell, lease or otherwise dispose of any significant portion of its assets or the assets of Platinum Vape (as defined in the Purchase Agreement) outside the ordinary course of business. In no event while this Note is outstanding shall Borrower or Platinum Vape sell, convey, assign, encumber, pledge, gift or transfer any of the ownership interests in Platinum Vape or sell, lease, convey, assign, encumber, pledge, gift or transfer any of the assets of Platinum Vape except for inventory and obsolete or worn or damaged equipment sold in the ordinary course of business.

2.3 Preservation of Existence, etc. The Borrower shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries (other than dormant Subsidiaries that have no or minimum assets) to become or remain,  duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

2.4 Non-circumvention. The Borrower hereby covenants and agrees that the Borrower will not, by amendment of its Certificate or Articles of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry

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out all the provisions of this Note and take all action as may be required to protect the rights of the Holder.

ARTICLE III. EVENTS OF DEFAULT

If any of the following events of default (each, an “Event of Default”) shall occur:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the Shares. Parent (i) fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Note, (ii) fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, (iii) directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, (iv) fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for three (3) business days after the Holder shall have delivered a Notice of Conversion, (v) fails to remain current in its obligations to its transfer agent, (vi) causes a conversion of this Note to be delayed, hindered or frustrated due to a balance owed by Parent to its transfer agent, (vii) fails to repay Holder, within forty eight (48) hours of a demand from the Holder, any amount of funds advanced by Holder to Parent’s transfer agent in order to process a conversion, (viii) fails to reserve sufficient amount of shares of common stock to satisfy the Reserved Amount at all times, and/or (ix) an exemption under Rule 144 is unavailable for the Holder’s deposit into Holder’s brokerage account and resale into the public market of any of the conversion shares under this Note at any time after the date which is twelve (12) months after the Issue Date.

3.3 Breach of Covenants. The Borrower or Parent breaches any material covenant or other material term or condition contained in this Note or the Security Agreement and such breach continues for a period of fifteen (15) days after written notice thereof to the Borrower and Parent from the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower or Parent made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect

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when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Note.

3.5 Receiver or Trustee. The Parent, Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors or commence proceedings for its dissolution, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed for the Parent or Borrower or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $625,000, and shall remain unvacated, unbonded or unstayed for a period of forty five (45) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Parent, Borrower or any subsidiary of the Borrower, or the Parent or Borrower admits in writing its inability to pay its debts generally as they mature, or have filed against it an involuntary petition for bankruptcy relief, all under federal or state laws as applicable or the Parent or Borrower admits in writing its inability to pay its debts generally as they mature, or have filed against it an involuntary petition for bankruptcy relief, all under international, federal or state laws as applicable.

3.8 Delisting of Common Stock.   Parent shall fail to maintain the listing of the Common Stock on at least one of the OTC Pink, OTCQB, Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, NYSE MKT, CSE, TSX, TSX Venture Exchange or an equivalent replacement exchange

3.9 Failure to Comply with the Exchange Act; Reporting Issuer Status. Parent shall fail to use commercially reasonable efforts to comply with the reporting requirements of the Exchange Act (including but not limited to becoming delinquent in its filings); and/or Parent shall cease to be subject to the reporting requirements of the Exchange Act; and/or Parent fails to use commercially reasonable efforts to maintain its status as a “reporting issuer” in British Columbia and Ontario, not in default of any requirement of the applicable securities laws.

3.10     Liquidation.    Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business or Platinum Vape.

3.11     Cessation of Operations. Any permanent cessation of operations by Parent or Borrower or Parent or Borrower admits in writing it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Parent or Borrower’s ability to continue as a “going concern” shall not be an admission that the Parent or Borrower cannot pay its debts as they become due.

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3.12     Cessation of Trading. Any cessation of trading of the Common Stock on at least one of the OTC Pink, OTCQB, Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, NYSE MKT, CSE, TSX or an equivalent replacement exchange, and such cessation of trading shall continue for a period of five consecutive (5) Trading Days.

3.13     Bid Price. Parent shall lose the “bid” price for its Common Stock ($0.0001 on the “Ask” with zero market makers on the “Bid” per Level 2) and/or a market (including the OTC Pink, OTCQB, OTCQX or an equivalent replacement exchange).

3.14     OTC Markets Designation. OTC Markets changes Parent’s designation to ‘No Information’ (Stop Sign), ‘Caveat Emptor’ (Skull and Crossbones), or ‘OTC’, ‘Other OTC’ or ‘Grey Market’ (Exclamation Mark Sign).

3.15     Unavailability of Rule 144. If, at any time on or after the date which is twelve (12) months after the Issue Date, the Holder is unable to (i) obtain a standard “144 legal opinion letter” from an attorney reasonably acceptable to the Holder, the Holder’s brokerage firm (and respective clearing firm), and the Borrower’s transfer agent in order to facilitate the Holder’s conversion of any portion of the Note into free trading shares of the Borrower’s Common Stock pursuant to Rule 144, and (ii) thereupon deposit such shares into the Holder’s brokerage account.

3.16     Cross-Default. Notwithstanding anything to the contrary contained in this Note, a breach or default of any covenant or other term or condition contained in the Security Agreement that secures this Note.

3.17     Replacement of Transfer Agent. In the event that the Parent proposes to replace its transfer agent, the Parent fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to this Note (including but not limited to the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Parent and the Parent.

3.18     Maintenance of Assets. The failure by Borrower to maintain in any material respect any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future), or any disposition or conveyance of any material asset of the Borrower or Platinum Vape outside the ordinary course of business.

Upon the occurrence of any Event of Default, the Note shall become immediately due and payable and the Borrower the interest shall increase to Default Interest (a) with respect to Events of Default other than those set forth in Section 3.7 above (but subject to Section 1.7(b)), upon Holder’s delivery of written notice of acceleration to Borrower, and (b) with respect to an Event of Default under Section 3.7, automatically and without notice. In addition, Holder shall be entitled to all other remedies under law and equity, including those of a secured creditor. If the Holder shall commence an action or proceeding to enforce any provisions of this Note, including, without limitation, engaging an attorney, then if the Holder prevails in such action, the Holder shall be reimbursed by the Borrower for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

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ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges.   All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices.    All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, electronic mail, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by electronic mail or facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.  The addresses for such communications shall be:

If to the Borrower or Parent, to:

Red White and Bloom Inc.

810-789 West Pender Street

Vancouver, British Columbia

Canada, V6C 1H2

Attn:                                          Email:

With a copy to (which copy shall not constitute notice):

Honigman LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226

Attn: Kim A. Dudek

Email: [REDACTED]

If to the Holder:

[●]

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With a copy to (which copy shall not constitute notice):

Arden Anderson, Esq.

Austin Legal Group, APC

3990 Old Town Ave., A-101

San Diego, CA 92110

E-mail: [REDACTED]

4.3 Amendments. This Note and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term “Note” and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other Notes issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Borrower shall not assign this Note or any rights or obligations hereunder without the prior written consent of Holder. Holder may assign its rights hereunder without approval of Borrower.

4.5 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Note shall be brought only in the state courts of California or in the federal courts located in San Diego, California.  The parties to this Note hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Note by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

4.6 Notice of Corporate Events. Except as otherwise provided below, the Holder of this Note shall have no rights as a Holder of Common Stock unless and only to the extent that it converts this Note into Common Stock. The Borrower shall provide the Holder with prior notification of any meeting of the Borrower’s shareholders (and copies of proxy materials and other information sent to shareholders). In the event of any taking by the Borrower of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Borrower or any proposed liquidation, dissolution or winding up of the Borrower, the Borrower shall mail a notice to the Holder, at least twenty (20) days prior to the record date specified therein (or thirty (30) days prior to the

14

consummation of the transaction or event, whichever is earlier), of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time. The Borrower shall make a public announcement of any event requiring notification to the Holder hereunder substantially simultaneously with the notification to the Holder.

4.7 Usury. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable provision shall automatically be revised to equal the maximum rate of interest or other amount deemed interest permitted under applicable law. The Borrower covenants (to the extent that it may lawfully do so) that it will not seek to claim or take advantage of any law that would prohibit or forgive the Borrower from paying all or a portion of the principal or interest on this Note.

4.8 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Note, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required. No provision of this Note shall alter or impair the obligation of the Borrower, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the form, herein prescribed.

4.9 Severability.    In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

4.10     Waiver. Borrower and any endorsers, sureties or guarantors hereof jointly and severally waive presentment and demand for payment, notice of intent to accelerate maturity, notice of acceleration of maturity, protest and notice of protest and non-payment, all applicable exemption rights, valuation and appraisement, notice of demand, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note and the bringing of suit and diligence in taking any action to collect any sums owing hereunder.

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IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by its duly authorized officer as of the date first above written.

RWB PLATINUM VAPE INC.

By: _________________________

Name: Brad Rogers

Title: Chief Executive Officer

Agreed and Acknowledged by:

RED WHITE & BLOOM BRANDS INC.

By: _________________________

Name: Brad Rogers

Title: Chief Executive Officer

EXHIBIT A NOTICE OF CONVERSION

EXHIBIT A NOTICE OF CONVERSION

The  undersigned hereby elects to convert $____________ principal amount of the Note (defined below) [together with $____________ of accrued and unpaid interest thereto, totaling $_ into that number of shares of Common Stock to be issued pursuant to the conversion of the Note (“Common Stock”) as set forth below, of Red White & Bloom Brands Inc., a corporation formed under the laws of British Columbia (the “Company”), according to the conditions of the convertible note of the Borrower dated as of _______________, 2020 (the “Note”), as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

Box Checked as to applicable instructions:

[ ]      Company shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal At Custodian system (“DWAC Transfer”).

Name of DTC Prime Broker: Account Number:

[ ]      The undersigned hereby requests that Company issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder’s calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Name: [NAME]

Address: [ADDRESS]

Date of Conversion:                                                    ____________

Applicable Conversion Price:                                    $

Number of Shares of Common Stock to be Issued

Pursuant to Conversion of the Notes:                       ____________

Amount of Principal Balance Due remaining

Under the Note after this conversion:

Accrued and unpaid interest remaining:                   ____________

[HOLDER]

By:________________________

Name: [NAME]

Title:  [TITLE]

Date: [DATE]

EXHIBIT C Assignments See attached.

MEMBERSHIP INTEREST POWER

FOR VALUE RECEIVED, the undersigned (the “Member”) hereby sells, assigns and transfers unto Cody Sadler, 50% of the membership interests of GC Ventures 2, LLC, a Michigan limited liability company (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Member does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said membership interests on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                     Name:   Brad Rogers

Title:     Chief Executive Officer

MEMBERSHIP INTEREST POWER

FOR VALUE RECEIVED, the undersigned (the “Member”) hereby sells, assigns and transfers unto George Sadler, 50% of the membership interests of GC Ventures 2, LLC, a Michigan limited liability company (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Member does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said membership interests on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                   Name:   Brad Rogers

Title:     Chief Executive Officer

MEMBERSHIP INTEREST POWER

FOR VALUE RECEIVED, the undersigned (the “Member”) hereby sells, assigns and transfers unto Cody Sadler, 50% of the membership interests of PV CBD LLC, a California limited liability company (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Member does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said membership interests on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                   Name:   Brad Rogers

Title:     Chief Executive Officer

MEMBERSHIP INTEREST POWER

FOR VALUE RECEIVED, the undersigned (the “Member”) hereby sells, assigns and transfers unto George Sadler, 50% of the membership interests of PV CBD LLC, a California limited liability company (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Member does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said membership interests on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                    Name:   Brad Rogers

Title:     Chief Executive Officer

MEMBERSHIP INTEREST POWER

FOR VALUE RECEIVED, the undersigned (the “Member”) hereby sells, assigns and transfers unto Cody Sadler, 50% of the membership interests of Vista Prime Management, LLC, a California limited liability company (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Member does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said membership interests on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                   Name:   Brad Rogers

Title:     Chief Executive Officer

MEMBERSHIP INTEREST POWER

FOR VALUE RECEIVED, the undersigned (the “Member”) hereby sells, assigns and transfers unto George Sadler, 50% of the membership interests of Vista Prime Management, LLC, a California limited liability company (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Member does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution  in  the premises, to  transfer said membership interests on the books of  said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                    Name:   Brad Rogers

Title:     Chief Executive Officer

STOCK POWER

FOR VALUE RECEIVED, the undersigned (the “Shareholder”) hereby sells, assigns and transfers unto Cody Sadler, 10,000 shares of common stock of Vista Prime 2, Inc., a California corporation (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Shareholder does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said common stock on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                    Name:   Brad Rogers

Title:     Chief Executive Officer

STOCK POWER

FOR VALUE RECEIVED, the undersigned (the “Shareholder”) hereby sells, assigns and transfers unto George Sadler, 10,000 shares of common stock of Vista Prime 2, Inc., a California corporation (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Shareholder does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said common stock on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                      Name:   Brad Rogers

Title:     Chief Executive Officer

STOCK POWER

FOR VALUE RECEIVED, the undersigned (the “Shareholder”) hereby sells, assigns and transfers unto Cody Sadler, 10,000 shares of common stock of Vista Prime 3, Inc., a California corporation (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Shareholder does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said common stock on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                   Name:   Brad Rogers

Title:     Chief Executive Officer

STOCK POWER

FOR VALUE RECEIVED, the undersigned (the “Shareholder”) hereby sells, assigns and transfers unto George Sadler, 10,000 shares of common stock of Vista Prime 3, Inc., a California corporation (the “Company”), standing in its name on the books of said Company, and which are uncertificated, and the Shareholder does hereby irrevocably constitute and appoint the secretary of the Company as its attorney in fact, with full power of substitution in the premises, to transfer said common stock on the books of said Company.

Date: January    , 2021

RWB PLATINUM VAPE INC.

By:                                                                    Name:   Brad Rogers

Title:     Chief Executive Officer

RESIGNATION

Reference is made to that certain Securities Purchase Agreement, dated August 31, 2020, by and among the RWB Platinum Vape Inc., a California Corporation, George Sadler and Cody Sadler (the “Purchase Agreement”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

In the event that RWB fails to timely pay the Second Payment pursuant to Section 2(b)(ii) of the Purchase Agreement, the undersigned, effective as of the date hereof, hereby resigns from each and every position that he holds as a director, officer, manager, agent, employee, authorized signer or otherwise with each of: (i) Vista Prime Management, LLC, a California limited liability company; (ii) GC Ventures 2, LLC, a Michigan limited liability company; (iii) Vista Prime 3, Inc., a California corporation; (iv) PV CBD LLC, a California limited liability company; and (iv) Vista Prime 2, Inc., a California corporation.

                       DATED: January __, 2021.

____________________________________

Brad Rogers

EXHIBIT D

Employment Agreements

See attached.

Execution Version

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”), is made this     day of             , 2020 (the “Effective Date”) and is entered into by and between RWB Platinum Vape Inc., a California corporation (“RWB”), and George Sadler (“Executive”).

WHEREAS, RWB, Red White & Bloom Brands Inc. (“RWB Parent”), Executive, Cody Sadler and Platinum Vape (as defined therein) (“Platinum Vape”) have entered into that certain Securities Purchase Agreement dated as of August 31, 2020 (as amended or otherwise modified from time to time, the “Securities Purchase Agreement”), pursuant to which Executive and Cody Sadler sold their interests in Platinum Vape to RWB; and

WHEREAS, RWB and Executive desire to enter into this Agreement to set forth the rights and the duties of the parties hereto in regards to RWB’s employment of Executive.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, terms and conditions contained herein, it is hereby agreed as follows:

1. Employment Period. Subject to the provisions for earlier termination hereinafter provided, Executive’s employment hereunder shall be for a term (the “Employment Period”) commencing on the Effective Date and ending on the fourth anniversary of the Effective Date (the “Initial Termination Date”); provided, however, that this Agreement shall be automatically extended for one additional year on the Initial Termination Date and on each subsequent anniversary of the initial Termination Date, unless either Executive or RWB elects not to so extend the term of the Agreement by notifying the other party, in writing, of such election not less than ninety (90) days prior to the last day of the term as then in effect (all of the foregoing being part of the Employment Period). For the avoidance of doubt, non-renewal of this Agreement pursuant to the proviso contained in the preceding sentence shall not be deemed to give rise to any payment to Executive as might be the case in connection with a termination of this Agreement. Notwithstanding the Employment Period, Executive’s employment shall be at-will and may be terminated at any time, subject to the severance terms in this Agreement.

2.    Terms of Employment.

a.    Position and Duties.

(i)   During the Employment Period, Executive shall serve as the Chief Executive Officer, director and manager of each entity in RWB’s Platinum Vape division and an officer and/or director of RWB, and shall perform such employment duties as are usual and customary for such positions and such other duties as the Board of Directors of RWB Parent (the “Board”) shall from time to time reasonably assign to Executive. As CEO of Platinum Vape and an officer of RWB, Executive shall serve as the CEO of each entity comprising RWB’s Platinum Vape division, which entities are listed on Exhibit A hereto. In the event Executive’s service in one or more of such additional capacities is subsequently terminated, Executive’s compensation, as specified in Section 2(b) of this Agreement, shall not be diminished or reduced in any manner as a result of such termination for so long as Executive otherwise remains employed under the terms of this Agreement. During the Employment Period, Executive shall perform his duties at the Company’s offices in the San Diego, CA area.

(ii)   It is specifically agreed that Executive may devote time and attention to other activities that do not compete with Platinum Vape in the states in which it operates or interfere with his obligations, duties and responsibilities to Platinum Vape (e.g. Executive may (A) own and rent real estate used for any purpose; (B) own or operate cannabis businesses that do not manufacture or distribute cannabis vape products, license technology, brands, processes or any other intellectual property involving cannabis vape products or provide services to any person or entity involving cannabis vape products; (C) own or operate any non-cannabis business in any jurisdiction; or (D) subject to Section 10 below, own and conduct business at the Chula Vista Property or Lake Elsinore Property pursuant to the Restrictive Covenant Agreement.

b.    Compensation.

(i)   Base Salary. During the Employment Period, Executive shall receive a starting base salary (the “Base Salary”) of Five Hundred Thousand Dollars ($500,000.00) per year. The Base Salary shall be paid at such intervals as RWB pays executive salaries generally. During the Employment Period, the Base Salary shall be reviewed at least annually for possible increase in RWB’s sole discretion, as determined by RWB’s compensation committee or Board; provided, however, that after the second anniversary hereof, Executive shall be entitled to any annual cost of living increases in Base Salary that are granted to senior executives of RWB Parent generally. “Base Salary” as utilized in this Agreement shall refer to Base Salary as so adjusted.

(ii)   Annual Bonus. In addition to the Base Salary, Executive shall be eligible to earn, for each fiscal year of RWB ending during the Employment Period, an annual cash performance bonus which shall be determined from time to time by RWB’s compensation committee or the Board, in either the RWB’s compensation committee or the Board’s sole and absolute discretion, as applicable.

(iii)   Equity Incentive Award. During the Employment Period, Executive shall be eligible to participate in such Stock Incentive Plans, policies and programs put in place by RWB Parent that are applicable generally to similarly situated senior executives of RWB Parent and its subsidiaries.

(iv)   Incentive, Savings and Retirement Plans. During the Employment Period, Executive shall be eligible to participate in all other incentive plans, policies and programs, and all savings and retirement plans, policies and programs, in each case that are applicable generally to similarly situated senior executives of RWB Parent and its subsidiaries.

(v)   Welfare Benefit Plans. During the Employment Period, Executive and Executive’s eligible family members shall be eligible for participation in the welfare benefit plans, practices, policies and programs (including, if applicable, medical, dental, disability, employee life, group life and accidental death insurance plans and programs) maintained by RWB Parent and its subsidiaries for their senior executives.

(vi)   Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in accordance with the policies, practices and procedures of RWB provided to similarly situated senior executives of RWB; provided, that to receive reimbursement, Executive must provide written documentation of Executive’s  expenses and otherwise comply with RWB’s expense policies in effect from time to time.

(vii)   Fringe Benefits. During the Employment Period, Executive shall be entitled to such fringe benefits and perquisites as are provided by RWB Parent and its subsidiaries to their similarly situated senior executives from time to time, in accordance with the policies, practices and procedures of RWB Parent.

(viii)   Vacation. During the Employment Period, Executive shall be entitled to paid vacation in accordance with the plans, policies, programs and practices of RWB Parent and its subsidiaries applicable to their similarly situated senior executives in a minimum amount of six weeks, provided that Executive has provided reasonable notice to the Board of any vacation, including the duration thereof.

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(ix)   Indemnification Agreement. On the Effective Date, RWB and Executive shall enter into an indemnification agreement in the form attached hereto as Exhibit B.

(x)   Automobile. Executive shall be entitled to an automobile allowance of One Thousand Five Hundred Dollars ($1,500) per month.

(xi) Additional Agreements. As a condition to RWB entering into this Agreement, Executive shall concurrently herewith enter into a Restrictive Covenant Agreement in the form contained herewith as Exhibit C.

3.    Termination of Employment.

a.    Death or Disability. Executive’s employment will terminate automatically upon Executive’s death. Executive’s employment may be terminated if Executive suffers a Disability. For purposes of this Agreement, “Disability” means Executive’s inability by reason of physical or mental illness to fulfill his obligations hereunder for ninety (90) consecutive days or on a total of one hundred fifty (150) days in any 12-month period which, in the reasonable opinion of an independent physician selected by RWB or its insurers and reasonably acceptable to Executive or Executive’s legal representative, renders Executive unable to perform the essential functions of his job, even after reasonable accommodations are made by RWB. RWB is not, however, required to make unreasonable accommodations for Executive or accommodations that would create an undue hardship on RWB.

b.    Cause. RWB may terminate Executive’s employment during the Employment Period for Cause or without Cause. For purposes of this Agreement, “Cause” shall mean the occurrence of any one or more of the following events:

(i)   Executive’s willful failure to perform or gross negligence in performing Executive’s duties owed to RWB, after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such failure or negligence and providing Executive an opportunity to cure;

(ii)   Executive’s commission of an act of embezzlement, misappropriation, or fraud, whether or not related to the performance of Executive’s duties;

(iii)   Executive’s conviction of, or entry by Executive of a guilty or no contest plea to, any (x) felony or (y) any misdemeanor involving moral turpitude;

(iv)   Executive’s violation of RWB’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such breach and providing Executive an opportunity to cure (to the extent such breach is capable of cure);

(v)   Executive’s breach of a fiduciary duty owed to RWB after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such breach and providing Executive an opportunity to cure (to the extent such breach is capable of cure);

(vi)   Executive’s breach of any terms of the Restrictive Covenant Agreement attached hereto as Exhibit C (as amended or otherwise modified from time to time, the “Restrictive Covenant Agreement”) after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such breach and providing Executive an opportunity to cure (to the extent such breach is capable of cure);

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(vii)   Executive’s material breach of any of the provisions of this Agreement or any other written agreement between Executive and RWB, which is curable but is not cured within fifteen (15) days following written notice thereof from RWB;

(viii)   Executive’s conviction or commission of any act that renders Executive ineligible to serve as an “Owner”, “Employee” or “Financial Interest Holder”, within the meaning of the California Medicinal and Adult-Use Cannabis Regulations, Title 16 Division 42 of the Code of California Regulations or Title 17 Division  13 of the Code of California Regulations, or the City of San Diego Municipal Code regulations applicable to cannabis businesses, including an offense “substantially related to the qualifications, functions, or duties” of such cannabis businesses as defined therein, as determined by a final binding decision of the applicable governmental regulator;

(ix)   Executive’s commission of any act, or failure to act, giving rise to a material violation by

Platinum Vape of the California Medicinal and Adult-Use Cannabis Regulations, Title 16

Division 42 of the Code of California Regulations or Title 17 Division 13 of the Code of California Regulations, the City of San Diego Municipal Code provisions applicable to cannabis businesses that results in any disciplinary action by the Bureau of Cannabis Control, the California Department of Public Health, the City of San Diego or any other governmental authority with jurisdiction over Platinum Vape, including but not limited to revocation, suspension lasting longer than five (5) business days, termination or involuntary cancellation of any of licenses or permits required for Platinum Vape’s, RWB’s or RWB Parent’s business operations; or

(x)   Executive engages in any commercial activities involving cannabis without the required licenses from all applicable governmental authorities, to the extent required (regardless of whether such cannabis activities involve hemp or any other type of cannabis), whether or not such activities are within the scope of Executive’s employment by RWB or work for Platinum Vape.

The termination of Employment of Executive shall not be deemed to be fore Cause under any of clauses above unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is given to Executive and Executive is provided an opportunity to be heard before the Board), finding that, in the good faith opinion of the Board, sufficient Cause under such applicable clause exists to terminate Executive pursuant to this Section 3(b); provided, that if Executive is a member of the Board, Executive shall not participate in the deliberations regarding such resolution, vote on such resolution, nor shall Executive be counted in determining a majority or quorum of the Board.

c.    Good Reason. Executive’s employment may be terminated by Executive for Good Reason or without Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any one or more of the following events without Executive’s prior written consent, unless RWB fully cures the circumstances constituting Good Reason (provided such circumstances are capable of cure) prior to the Date of Termination (as defined below):

(i)   A material reduction in Executive’s titles, duties, authority and responsibilities, or the assignment to Executive of any duties materially inconsistent with Executive’s position, authority, duties or responsibilities without the written consent of Executive;

(ii)   RWB’s reduction of Executive’s  annual Base Salary below  $500,000, unless such reduction is for no more than five percent (5%) of Executive’s then current Base Salary and is part of a general reduction in Base Salary that affects all similarly situated executives in RWB’s Platinum Vape division, RWB Parent and subsidiaries of RWB Parent in substantially the same proportions;

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(iii)   The relocation of Platinum Vape’s headquarters to a location more than thirty five (35)

miles from Platinum Vape’s current headquarters in San Diego, CA; or

(iv)   RWB’s failure to cure a material breach of its obligations under the Agreement within fifteen (15) days after  written notice is delivered to  the Board by Executive which specifically identifies the manner in which Executive believes that RWB has breached its obligations under the Agreement.

d.    Notice of Termination. Any termination by RWB for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(c) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty days after the giving of such notice). The failure by Executive or RWB to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or RWB, respectively, hereunder or preclude Executive or RWB, respectively, from asserting such fact or circumstance in enforcing Executive’s or RWB’s rights hereunder.

e.    Date of Termination. “Date of Termination” means (i) if Executive’s employment is terminated by RWB for Cause, or by Executive for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein (which date shall not be more than 30 days after the giving of such notice), as the case may be, (ii) if Executive’s employment is terminated by RWB other than for Cause or Disability, the Date of Termination shall be the date on which RWB notifies Executive of such termination, (iii) if Executive’s employment is terminated by Executive without Good Reason, the Date of Termination shall be the thirtieth day after the date on which Executive notifies RWB of such termination, unless otherwise agreed by RWB and Executive, and (iv) if Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death or Disability of Executive, as the case may be.

4.    Obligation of RWB Upon Termination.

a.    Without Cause or For Good Reason. If, during the Employment Period, RWB terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason:

(i)   Executive shall be paid (A) in one lump sum payment Executive’s earned but unpaid Base Salary and accrued but unpaid vacation pay through the Date of Termination, and any fully earned but unpaid Annual Bonus required to be paid to Executive  pursuant  to Section 2(b)(ii) above for any fiscal year of RWB that ends on or before the Date of Termination to the extent not previously paid (collectively, the “Accrued Obligations”), and (B) an amount equal to the remaining Base Salary payable to Executive as salary continuation for the remainder of the Initial Term or then-current Renewal Term, as applicable, subject to all required withholding and with the first payment to Executive made on the first regularly scheduled RWB payroll date following the release agreement attached as Exhibit D becoming effective and irrevocable; provided, further, that the Accrued Obligations shall be paid when due under California law;

(ii)   At the time when annual bonuses are paid to RWB’s other senior executives for the fiscal year of RWB in which the Date of Termination occurs, Executive shall be paid an Annual Bonus in an amount equal to the product of (x) the amount of the Annual Bonus to which

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Executive would have been entitled if Executive’s employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such fiscal year through the Date of Termination and the denominator of which is the total number of days in such fiscal year (a “Pro-Rated Annual Bonus”);

(iii)   For a period of eighteen months  following the Date of Termination, provided that Executive timely elects COBRA continuation coverage, Executive and Executive’s eligible family members shall continue to be provided with group health insurance coverage at least equal to that which would have been provided to them if Executive’s employment had not been terminated, and RWB shall pay the applicable COBRA premium for such eighteen- month period; provided, however, that if Executive is eligible to receive group health insurance  coverage under another employer’s plans, RWB’s obligations  under this; Section 4(a)(iii) shall terminate and any such coverage shall be reported by Executive to RWB;

(iv)   All outstanding stock options, restricted stock and other equity awards granted to Executive under any of RWB’s equity incentive plans (or awards substituted therefore covering the securities of a successor company) shall be modified to vest to the extent the aforementioned would have vested upon the expiration of the Initial Term or then-current Renewal Term, as applicable; and

(v)   To the extent not theretofore paid or provided, RWB shall timely pay or provide to Executive any vested benefits and other amounts or benefits required to be paid or provided or which Executive is eligible to receive as of the Date of Termination under any plan, contract or agreement of RWB and its Affiliates (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”) to which Executive is a party.

b.    For Cause or Without Good Reason; Severance Conditions. If Executive’s employment shall be terminated by RWB for Cause or by Executive without Good Reason during the Employment Period, RWB shall have no further obligations to Executive under this Agreement other than payment of the Accrued Obligations and pursuant to Section 7 hereof. Notwithstanding anything to the contrary, any payments to Executive or his estate contemplated in Section 4(a) or 4(c) are expressly conditioned upon Executive or his estate, as applicable, delivering an executed release in the form  attached  to this Agreement as Exhibit  D and Executive’s compliance with his obligations to RWB under the terms of the Restrictive Covenant Agreement. Executive acknowledges and agrees that RWB shall have the right to suspend any and all payments under Section 4(a) or 4(c), other than for the Accrued Obligations, in the event of Executive’s breach of one or more terms of the Restrictive Covenant Agreement, and that Executive shall be obligated to repay all amounts received under Section 4(a) or 4(c), except that Executive may retain $5,000 in consideration for an effective release of claims.

c.    Death or Disability. If Executive’s employment is terminated by reason of Executive’s death or Disability during the Employment Period:

(i)   The Accrued Obligations shall be paid to Executive’s estate or beneficiaries or to Executive, as applicable, when due under California law;

(ii)   100% of Executive’s then-current annual  Base Salary, as in effect on the Date of Termination, shall be paid to Executive’s estate or beneficiaries or to Executive, as applicable, in cash when due under California law;

(iii)   To the extent payable hereunder, the Pro-Rated Annual Bonus shall be paid to Executive’s estate or beneficiaries or to Executive, as applicable, at the time when annual bonuses are paid to RWB’s other senior executives for the fiscal year of RWB in which the Date of Termination occurs;

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(iv)   For a period of eighteen months  following the Date of Termination, provided that Executive timely elects COBRA continuation coverage, Executive and Executive’s eligible family members shall continue to be provided with group health insurance coverage at least equal to that which would have been provided to them if Executive’s employment had not been terminated, and RWB shall pay the applicable COBRA premium for such eighteen- month period; provided, however, that if Executive is eligible to receive group health insurance coverage under another employer’s  plans, RWB’s obligations  under this Section 4(c)(iv) shall terminate, and any such coverage shall be reported by Executive to RWB; and

(v)   The Other Benefits shall be paid or provided to Executive’s estate or beneficiaries or to Executive, as applicable, on a timely basis.

(vi)   The foregoing benefits of this Section 4(c) are contingent on the terms set forth in Section

4(b), including Executive’s execution, or his estate’s execution as applicable, of the release agreement attached as Exhibit D and such release becoming effective and irrevocable, and Executive’s compliance with the Restrictive Covenant Agreement attached as Exhibit C.

5.    Change in Control. If a Change in Control (as defined herein) occurs during the Employment Period, and the Executive’s employment is terminated by RWB without Cause or by the Executive for Good Reason, in each case within one (1) year after the Effective Date of the Change in Control, then the Executive shall be entitled to the payments and benefits provided in Section 4(a), subject to the terms and conditions thereof set forth in Section 4(b). For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following events:

a.    Any transaction, whether effected directly or indirectly, resulting in any “person” or “group” (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder) having “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors (“voting securities”) of RWB or RWB Parent that represent greater than 50% of the combined voting power of RWB’s then outstanding voting securities, other than

(i)   any transaction or event resulting in the beneficial ownership of voting securities by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by RWB or RWB Parent or any Person controlled by RWB or RWB Parent or by any employee benefit plan (or related trust) sponsored or maintained by RWB or RWB Parent or any Person controlled by RWB or RWB Parent, or

(ii)   any transaction or event resulting in the beneficial ownership of voting securities by RWB or RWB Parent or a corporation owned, directly or indirectly, by the stockholders of RWB or RWB Parent in substantially the same proportions as their ownership of the stock of RWB or RWB Parent, or

(iii)   any transaction or event resulting in the beneficial ownership of voting securities pursuant to a transaction described in clause (b) below that would not be a Change in Control under clause (b), or

(iv)   any transaction or event resulting solely from the transfer or acquisition of the beneficial ownership of voting securities by Executive, or an Immediate Family Member or Affiliate thereof (collectively, the “Executive’s Affiliates”).

b.    The consummation by RWB or RWB Parent (whether directly involving RWB or RWB Parent, or indirectly involving RWB or RWB Parent through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition

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of all or substantially all of RWB’s or RWB Parent’s assets or (z) the acquisition of assets or stock of another entity, in each case, other than a transaction:

(i)   which results in RWB’s or RWB Parent’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of RWB or RWB Parent or the Person that, as a result of the transaction, controls, directly or indirectly, RWB or RWB Parent or owns, directly or indirectly, all or substantially all of RWB’s or RWB Parent’s assets or otherwise succeeds to the business of RWB or RWB Parent (RWB,  RWB  Parent or such  person,  the “Successor Entity”)) directly or indirectly, greater than 50% of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction; or

(ii)   the approval by RWB’s or RWB Parent’s stockholders of a liquidation or dissolution of RWB or RWB Parent.

For purposes of clause (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of RWB’s or RWB Parent’s stockholders, as applicable, and for purposes of clause (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of RWB’s or RWB Parent’s stockholders.

The following terms shall have the following meanings for purposes of this Section 5:

“Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. Control of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other interests, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Immediate Family Member” shall mean a natural person’s estate or heirs or current spouse or former spouse, parents, parents-in-law, children (whether natural, adopted or by marriage), siblings and grandchildren and any trust or estate, all of the beneficiaries of which consist of such person or such person’s spouse, or former spouse, parents, parents-in-law, children, siblings or grandchildren.

“Person” shall mean an individual or a corporation, partnership, Limited Liability Company, trust, unincorporated organization, association or other entity.

6.    No Offset; Attorneys’ Fees and Costs.   In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and except as expressly provided, such amounts shall not be reduced whether or not Executive obtains other employment. If any party to this Agreement institutes any action, suit, counterclaim, appeal, or arbitration for any relief against another party, declaratory or otherwise (collectively an “Action”), to enforce the terms hereof or to declare rights hereunder, then the Prevailing Party in such Action shall be entitled to recover from the other party all costs and expenses of the Action, including reasonable attorneys’ fees and costs (at the Prevailing Party’s attorneys’ then-prevailing rates) incurred in bringing and prosecuting or defending such Action. A court or arbitrator shall fix the amount of reasonable attorneys’ fees and costs upon the request of either party as part of any final judgment or award in the Action. “Prevailing Party” within the meaning of this Section means a party who substantially prevails on its claims or defense of claims in an Action as determined by the court, arbitrator or other tribunal having jurisdiction over the Action.

7.    Certain Additional Payments by RWB.

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a.    Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any Payment would be subject to the Excise Tax, then Executive shall be entitled to receive an additional payment (the “Excise Tax Gross-Up Payment”) in an amount such that, after payment by Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Excise Tax Gross-Up Payment, Executive retains an amount of the Excise Tax Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

b.    Subject to the provisions of Section 7(c), all determinations required to be made under this Section 7, including whether and when an Excise Tax Gross-Up Payment is required, the amount of such Excise Tax Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such nationally recognized accounting firm as may be selected by RWB and reasonably acceptable to Executive (the “Accounting Firm”); provided, that the Accounting Firm’s determination shall be made based upon “substantial authority” within the meaning of Section 6662 of the Code; provided, further, that Executive may waive the requirement that the determination be made by the Accounting Firm and may elect to have the determination made by RWB. The Accounting Firm shall provide detailed supporting calculations both to RWB and Executive within 15 business days of the receipt of notice from Executive that there has been a Payment or such earlier time as is requested by RWB. All fees and expenses of the Accounting Firm shall be borne solely by RWB. Any Excise Tax Gross- Up Payment, as determined pursuant to this Section 7, shall be paid by RWB to Executive within five days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon RWB and Executive, unless RWB obtains an opinion of outside legal counsel, based upon at least “substantial authority” within the meaning of Section 6662 of the Code, reaching a different determination, in which event such legal opinion shall be binding upon RWB and Executive. As a result of the uncertainty in the application of  Section 4999 of  the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Excise Tax Gross-Up Payments that will not have been made by RWB should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. In the event RWB exhausts its remedies pursuant to Section 7(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by RWB to or for the benefit of Executive.

c.    Executive shall notify RWB in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by RWB of the Excise Tax Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after Executive is informed in writing of such claim. Executive shall apprise RWB of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which Executive gives such notice to RWB (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If RWB notifies Executive in writing prior to the expiration of such period that RWB desires to contest such claim, Executive shall:

(i)   give RWB any information reasonably requested by RWB relating to such claim;

(ii)   take such action in connection with contesting such claim as RWB shall reasonably request in writing from time to-time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by RWB;

(iii)   cooperate with RWB in good faith in order effectively to contest such claim; and

(iv)   permit RWB to participate in any proceedings relating to such claim;

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provided, however, that RWB shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such-contest, and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 7(c), RWB shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as RWB shall determine; provided, however, that, if RWB directs Executive to pay such claim and sue for a refund, RWB shall advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such advance or with respect to any imputed income in connection with such advance; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, RWB’s control of the contest shall be limited to issues with respect to which the Excise Tax Gross-Up Payment would be payable hereunder, and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

d.    If, after the receipt by Executive of an Excise Tax Gross-Up Payment or an amount advanced by RWB pursuant to Section 7(c), Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Excise Tax Gross-Up Payment relates or with respect to such claim, Executive shall (subject to RWB’s complying  with the requirements of Section 7(c), if applicable) promptly pay to RWB the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by RWB pursuant to Section 7(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and RWB does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Excise Tax Gross-Up Payment required to be paid.

e.    Notwithstanding any other provision of this Section 7, RWB may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of Executive, all or any portion of any Excise Tax Gross-Up Payment, and Executive hereby consents to such withholding.

f.    Any other liability for unpaid or unwithheld Excise Taxes shall be borne exclusively by RWB, in accordance with Section 3403 of the Code. The foregoing sentence shall not in any manner relieve RWB of any of its obligations under this Employment Agreement.

g.    Definitions. The following terms shall have the following meanings for purposes of this Section 7:

(i)   “Code” shall mean the Internal Revenue Code of 1986, as amended.

(ii)   “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iii)   “Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such

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Payment that constitutes a   “parachute payment” under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(iv)   A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to this Agreement or otherwise.

(v)   The “Safe Harbor Amount” shall mean 2.99 times Executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

(vi)    “Value” of a Payment shall mean the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

8.    Successors. This Agreement is personal to Executive and without the prior written consent of RWB shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives. This Agreement shall inure to the benefit of and be binding upon RWB and its successors and assigns.

9.    409A Provision. For purposes of this Agreement the term “termination of employment” and similar terms relating to the termination of employment mean a “separation from service” as that term is defined under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations issued thereunder (“Section 409A”). The parties intend that this Agreement comply in form and operation with or be exempt from the requirements of Section 409A.   To the extent permitted by applicable Department of Treasury/Internal Revenue Service guidance, or law or regulation, the parties will take reasonable actions to reform this Agreement or any actions taken pursuant to their operation of this Agreement in order to comply with or be exempt from Section

409A. Each payment made under this Agreement shall be treated as a separate payment for purposes of Section 409A. All reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which the expenses being reimbursed were incurred; any right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit; and no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year. Notwithstanding any other provision of this Agreement, in no event shall RWB be liable for any additional tax, interest or penalty imposed upon or other detriment suffered by Executive under Section 409A or for any damages suffered by him for any failure of any provision of this Agreement to be exempt from or to comply with Section 409A.

10. Chula Vista. Employee hereby agrees to permit RWB and Platinum Vape to transfer operations from Platinum Vape’s Convoy facility in San Diego, California to 3517 Main St., Suites C301 & C302, Chula Vista, CA (the “Chula Vista Property”), which is owned by Executive or one or more of his Affiliates, subject to a lease to be agreed upon between Employee and Platinum Vape prior to the Closing. If Platinum Vape does not transfer operations to the Chula Vista Property pursuant to the lease or later vacates the Chula Vista Property, Executive and/or his Affiliates may sell or lease the Chula Vista Property and related cannabis license(s) to an unaffiliated third party in accordance with the Restrictive Covenant Agreement.

11. Miscellaneous.

a.    Representation by Counsel; Assent to Choice of Law and Forum Selection.  Executive acknowledges that Executive has had a full and complete opportunity to consult with counsel and other advisors of Executive’s own choosing concerning the terms, enforceability and

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implications of this Agreement, that Executive was in fact represented by counsel and consulted with counsel in the drafting and execution of this Agreement, and that RWB has not made any representations or warranties to Executive concerning the terms, enforceability or implications of this Agreement other than as reflected in this Agreement. Executive, having consulted with counsel, expressly agrees to the provisions of this Agreement providing for an arbitral forum outside of the State of California and for the application of the law of the State of Delaware to this Agreement rather than the law of the State of California.

b.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

c.    Arbitration. To the fullest extent allowed by law, any controversy, claim or dispute between Executive and RWB (and/or any of its owners, directors, officers, employees, Affiliates, or agents) relating to or arising out of Executive’s employment or the cessation of that employment will be submitted to final and binding arbitration in the County of Wayne, State of Michigan, for determination in accordance with the American Arbitration Association’s (“AAA”) National Rules for the Resolution of Employment Disputes, as the exclusive remedy for such controversy, claim or dispute. In any such arbitration, the parties may conduct discovery in accordance with the applicable rules of the arbitration forum, except that the arbitrator shall have the authority to order and permit discovery as the arbitrator may deem necessary and appropriate in accordance with applicable state or federal discovery statutes. The arbitrator shall issue a reasoned, written decision, and shall have full authority to award all remedies which would be available in court. The parties shall share the filing fees and arbitrator’s fees required for the arbitration. The award of the arbitrator shall be final and binding upon the parties and may be entered as a judgment in any Michigan court of competent jurisdiction and the parties hereby consent to the exclusive jurisdiction of the courts of Michigan. Possible disputes covered by the above include (but are not limited to) unpaid wages, breach of contract, torts, violation of public policy, discrimination, harassment, or any other employment-related claims under laws including but not limited to, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Age Discrimination in Employment Act, the California Fair Employment and Housing Act, the California Labor Code, and any other statutes or laws relating to an employee’s relationship with his/her employer, regardless of whether such dispute is initiated by the employee or RWB. However, notwithstanding anything to the contrary contained herein, RWB and Executive shall have their respective rights to seek and obtain injunctive relief with respect to any controversy, claim or dispute to the extent permitted by law. Claims for workers’ compensation benefits and unemployment insurance (or any other claims where mandatory arbitration is prohibited by law) are not covered hereunder and such claims may be presented by either Executive or RWB to the appropriate court or government agency. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH EXECUTIVE AND RWB GIVE UP ALL RIGHTS TO TRIAL BY JURY.

d.    Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive: at Executive’s most recent address on the records of RWB

If to RWB:

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810-789 West Pender Street

Vancouver, British Columbia

Canada, V6C 1H2

With a copy sent to:

Honigman LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226

Attn: Kim A. Dudek

Email: [REDACTED]

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually  received by the addressee.

e.    Sarbanes-Oxley Act of 2002. Notwithstanding anything herein  to the contrary, if RWB determines, in its good faith judgment, that any transfer or deemed transfer of funds hereunder is likely to be construed as a personal loan prohibited by Section 13(k) of the Exchange Act and the rules and regulations promulgated thereunder, then such transfer or deemed transfer shall not be made to the extent necessary or appropriate so as not to violate the Exchange Act and the rules and regulations promulgated thereunder.

f.    Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. In the event any provision or term hereof is deemed to have exceeded applicable legal authority or shall be in conflict with applicable legal limitations, such provision shall be reformed and rewritten as necessary to achieve consistency and compliance with such applicable law.

g.    Withholding. RWB may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation. In addition, notwithstanding any other provision of this Agreement, RWB may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of Executive, all or any portion of any Excise Tax Gross-Up Payment and Executive hereby consents to such withholding.

h.    No Waiver. Executive’s or RWB’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or RWB may have hereunder, including, without limitation, the right of Executive to terminate employment for Good Reason pursuant to Section 3(c) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

i.Entire Agreement. As of the Effective Date, this Agreement, the Indemnity Agreement , the Restrictive Covenant Agreement, each of which is being entered into between the parties concurrently herewith, and any equity award agreements entered into between RWB and Executive, constitute the final, complete and exclusive agreement between Executive and RWB with respect to the subject matter hereof and replaces and supersedes any and all other agreements, offers or promises, whether oral or written, made to Executive by RWB or any representative thereof.

j.     Counterparts. This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, Executive has hereunto set Executive’s hand and, pursuant to the authorization from the Board, RWB has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

EXECUTIVE                                                       RWB PLATINUM VAPE INC.

______________________________                      By: __________________________________

Name: George Sadler                                                      Name: Brad Rogers

                                                                                       Title: Chief Executive Officer

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EXHIBIT “A” PLATINUM VAPE ENTITIES

Entity Name
Vista Prime Management, LLC, a California limited liability company
GC Ventures 2, LLC, a Michigan LLC
Vista Prime 3, Inc. a California corporation
PV CBD LLC, a California limited liability company
Vista Prime 2, Inc., a California corporation

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EXHIBIT “B” INDEMNITY AGREEMENT

This Indemnity Agreement (“Agreement”) is made and entered into this     day of           , 2020, by and between RWB  Platinum Vape Inc.,  a California corporation (the “Company”), and the undersigned employee (“Employee”).

RECITALS

WHEREAS, Employee performs a valuable service to the Company and entities in its Platinum Vape division (“Platinum Vape”).

WHEREAS, in order to induce Employee to continue to serve the Company, the Company has determined and agreed to enter into this Agreement with Employee.

NOW, THEREFORE, in consideration of Employee’s continued service after the date hereof, the parties hereto agree as follows:

AGREEMENT

1. Indemnity of Employee. The Company hereby agrees to hold harmless and indemnify Employee to the fullest extent authorized or permitted by the provisions of the Bylaws and applicable law against any and all reasonably incurred expenses (including attorneys’ fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts that Employee becomes legally obligated to pay because of any claim or claims made against or by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative (including an action by or in the right of the Company) to which Employee is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that Employee is, was or at any time becomes a director, officer, Employee or other agent of Company, or is or was serving or at any time serves at the request of the Company as a director, officer, employee or other agent of another corporation, partnership, joint venture, trust, Employee benefit plan or other enterprise.

2. Limitations on Indemnity. No indemnity shall be paid by the Company:

(a) on account of Employee’s conduct that is established by a final judgment as knowingly unlawful, fraudulent or deliberately dishonest or that constituted gross negligence or willful misconduct;

(b) for which payment is actually made to Employee under a valid and collectible insurance policy or under a valid and enforceable indemnity clause, bylaw or agreement, except in respect of any excess beyond payment under such insurance, clause, bylaw or agreement; or

(c) if indemnification is not lawful.

3. Continuation of Indemnity. All agreements and obligations of the Company contained herein shall continue during the period Employee is a director, officer, Employee or other agent of the Company (or is or was serving at the request of the Company as a director, officer, Employee or other agent of another corporation, partnership, joint venture, trust, Employee benefit plan or other enterprise) and shall continue thereafter so long as Employee shall be subject to any possible claim or threatened, pending or completed

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action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative, by reason of the fact that Employee was serving in the capacity referred to herein.

4. Partial Indemnification. Employee shall be entitled under this Agreement to indemnification by the Company for a portion of reasonably incurred expenses (including attorneys’ fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts that Employee becomes legally obligated to pay in connection with any action, suit or proceeding referred to in Section 1 hereof even if not entitled hereunder to indemnification for the total amount thereof, and the Company shall indemnify Employee for the portion thereof to which Employee is entitled.

5. Notification and Defense of Claim. Not later than thirty (30) days after receipt by Employee of notice of the commencement of any action, suit or proceeding, Employee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof; but the omission so to notify the Company will not relieve it from any liability which it may have to Employee otherwise than under this Agreement. With respect to any such action, suit or proceeding as to which Employee notifies the Company of the commencement thereof:

(a) the Company will be entitled to participate therein at its own expense;

(b)   except as otherwise provided below, the Company may, at its option and jointly with any other indemnifying party similarly notified and electing to assume such defense, assume the defense thereof, with counsel reasonably satisfactory to Employee. After notice from the Company to Employee of its election to assume the defense thereof, the Company will not be liable to Employee under this Agreement for any legal or other expenses subsequently incurred by Employee in connection with the defense thereof except for reasonable costs of investigation or otherwise as provided below. Employee shall have the right to employ separate counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Employee unless (i) the employment of counsel by Employee has been authorized by the Company, (ii) Employee shall have reasonably concluded, and so notified the Company, that there is an actual conflict of interest between the Company and Employee in the conduct of the defense of such action or (iii) the Company shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of Employee’s separate counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Employee shall have made the conclusion provided for in clause (ii) above; and

(c)   the Company shall not be liable to indemnify Employee under this Agreement for any amounts paid in settlement of any action or claim affected without its written consent, which shall not be unreasonably withheld. The Company shall be permitted to settle any action except that it shall not settle any action or claim in any manner which would impose any penalty or limitation on Employee without Employee’s written consent, which may be given or withheld in Employee’s sole discretion.

6. Expenses. The Company shall advance, prior to the final disposition of any proceeding, promptly following request therefore, all expenses incurred by Employee in connection with such proceeding upon receipt of an undertaking by or on behalf of Employee to repay said amounts if it shall be determined ultimately that Employee is not entitled to be indemnified under the provisions of this Agreement, the Bylaws, applicable law or otherwise.

7. Enforcement. Any right to indemnification or advances granted by this Agreement to Employee shall be enforceable by or on behalf of Employee in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefore. Employee, in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. It shall be a defense to any action for which a claim for indemnification is made under Section 1 hereof (other than an action brought to enforce a claim for expenses pursuant to Section 6 hereof, provided that the required undertaking has been tendered to

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the Company) that Employee is not entitled to indemnification because of the limitations set forth in Section

2 hereof. Neither the failure of the Company (including its board of directors or its stockholders) to have made a determination prior to the commencement of such enforcement action that indemnification of Employee is proper in the circumstances, nor an actual determination by the Company (including its board of directors or its stockholders) that such indemnification is improper shall be a defense to the action or create a presumption that Employee is not entitled to indemnification under this Agreement or otherwise.

8. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Employee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

9. Non-Exclusivity of Rights. The rights conferred on Employee by this Agreement shall not be exclusive of any other right which Employee may have or hereafter acquire under any statute, provision of the Company’s Articles of Incorporation or Bylaws, agreement, vote of stockholders or directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding office.

10. Survival of Rights.

(a) The rights conferred on Employee by this Agreement shall continue after Employee has ceased to be a director, officer, Employee or other agent of the Company or to serve at the request of the Company as a director, officer, Employee or other agent of another corporation, partnership, joint venture, trust, Employee benefit plan or other enterprise and shall inure to the benefit of Employee’s heirs, executors and administrators.

(b) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

11. Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. Furthermore, if this Agreement shall be invalidated in its entirety on any ground, then the Company shall nevertheless indemnify Employee to the fullest extent provided by applicable law.

12. Governing Law. This Agreement shall be interpreted and enforced in accordance with the laws of the

State of Delaware.

13. Amendment and Termination. No amendment, modification, termination or cancellation of this

Agreement shall be effective unless in writing signed by both parties hereto.

14. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute but one and the same Agreement. Only one such counterpart need be produced to evidence the existence of this Agreement.

15. Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

16. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery if delivered by hand to the party to whom such communication was directed or (ii) upon the third business day after the date on which such communication

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was mailed if mailed by certified or registered mail with postage prepaid to the parties address of record, or to such other address as may have been furnished to Employee by the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first above written.

RWB PLATINUM VAPE INC.

By: Brad Rogers, Chief Executive Officer

EMPLOYEE

George Sadler

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EXHIBIT “C” RESTRICTIVE COVENANT AGREEMENT

This Restrictive Covenant Agreement (this “Agreement”) is dated as of     day of             , 2020 by and between, RWB Platinum  Vape Inc., a California corporation (“RWB”), and George Sadler (“Executive”).

WHEREAS, concurrently with the execution of this Agreement, RWB and Executive have entered into (i) an Employment Agreement, pursuant to which RWB has agreed to employ Executive, and Executive has agreed to be employed by RWB (the “Employment Agreement”) and (ii) an Indemnity Agreement (the “Indemnity Agreement”);

WHEREAS, RWB and Executive agree that, in connection with the execution of the Employment Agreement and Executive’s employment, Executive will not engage in Competition with Platinum Vape pursuant to the terms and conditions hereof; and

WHEREAS, capitalized terms used herein without definition shall have the meanings ascribed thereto in the Employment Agreement.

NOW, THEREFORE, in furtherance of the foregoing and in exchange for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.    Restrictive Covenants.

(a)   Noncompetition. During the Employment Period and for two (2) years thereafter, Executive shall not engage in Competition (as defined below) with RWB or any of its Affiliates.   The term “Competition” for purposes of this Agreement shall mean the taking of any of the following actions by Executive in any state in the United States where Platinum Vape operates: (i) the conduct of, directly or indirectly (including, without limitation, engaging in, assisting or performing services for), any business that engages in any activity which is directly competitive with the business of Platinum Vape, whether such business is conducted by Executive individually or as principal, partner, officer, director, consultant, security holder, creditor, employee, stockholder, member or manager of any person, partnership, corporation, limited liability company or any other entity; and/or (ii) ownership of interests in any business which  is competitive, directly or indirectly, with any business carried on by Platinum Vape (or any successor thereto) or its Affiliates. Notwithstanding the foregoing, it is specifically agreed that Executive may devote time and attention to other activities that do compete with Platinum Vape outside the states in which it operates or those that do interfere with his obligations, duties and responsibilities to Platinum Vape (e.g. Executive may (A) own and rent real estate used for any purpose; (B) own or operate cannabis businesses that do not manufacture or distribute cannabis vape products, license technology, brands, processes or any other intellectual property involving cannabis vape products or provide services to any person or entity involving cannabis vape products in states where Platinum Vape has operations; or (C) own or operate any non-cannabis business in any jurisdiction). Notwithstanding the foregoing, RWB agrees that Executive may directly or through his Affiliates (i) own the Chula Vista Property referenced in Section 10 of Executive’s Employment Agreement with RWB, lease or sell the Chula Vista Property to a business that competes with Platinum Vape and RWB; provided that Executive is unaffiliated with the lessee/buyer, and license or sell the cannabis license/entitlements being applied for by C.S. Designs, Inc., a California corporation, for the Chula Vista Property, each subject to RWB’s election to have Platinum Vape occupy the Chula Vista Property in accordance with Section 10 of Executive’s Employment Agreement with RWB, and (ii) own the real property located at 31875

Corydon Rd, Suite 140, Lake Elsinore, CA (the “Lake Elsinore Property”), lease, license or sell the Lake Elsinore Property to a business that competes with Platinum Vape and/or RWB; provided that Executive is unaffiliated with the lessee/buyer, license or sell the cannabis license/CUP/ entitlements being applied for by Vista Prime Management, LLC, a California limited liability

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company, for the Lake Elsinore Property that are to be transferred to an Affiliate of Executive, and operate a cannabis micro business at the Lake Elsinore Property; provided such business does not include the manufacture or distribution of cannabis vape products (retail sales of cannabis vape products are permitted).

(b)   Nonsolicitation. During the Employment Period and for two (2) years thereafter, Executive shall not, directly or indirectly, (i) solicit the employment of or employ any person who is an employee and was an employee during the final twelve (12) months of the Employment Period or (ii) call on, solicit or service any supplier, licensee, licensor or other business relation of RWB or any of its Affiliates in order to induce or attempt to induce such Person to cease doing or decrease their business with RWB or any of its Affiliates, or in any way negatively interfere with the relationship between any such supplier, licensee, licensor or other business relation of RWB or any of its Affiliates.

(c)   Nondisclosure. Executive shall not disclose, copy, communicate, distribute, reveal or use any trade secrets, proprietary information or other Confidential Information concerning RWB or any of its Affiliates or any of their customers, except as Executive’s duties to RWB or any of its Affiliates may require during Executive’s employment with RWB or any of its Affiliates. The term “Confidential Information” for purposes of this Agreement means non-public, confidential, proprietary or trade secret information relating to, regarding, or known or used by, RWB or any of its Affiliates including, without limitation, any of the following: all confidential advertiser information, pricing information, discounts, financial plans, strategic business  plans, client information, lead and lead source information and arrangements, supplier information, computer programs, business processes and methods, website information and performance plans, security systems, financial data, information and plans, litigation, audits, investigations, financing arrangements, personnel, salaries and other compensation, advertising practices  and procedures, scripting techniques, and materials related thereto.   If ordered by a court of competent jurisdiction to disclose Confidential Information, Executive must provide written notice to the RWB of such order immediately and cooperate with it in seeking confidentiality safeguards.

(d)   Nondisparagement.  Executive shall not make any statement or any other expressions on television, radio, the internet or other media or to any third party which are in any way disparaging of Platinum Vape, RWB, or any of their respective Affiliates. RWB and its Affiliates shall not make any statement or any other expressions on television, radio, the internet or other media or to any third party which are in any way disparaging of Executive or any of his Affiliates. The foregoing does not prohibit either party or its Affiliates from providing truthful testimony or other statements in any (i) court proceeding or arbitration, including any hearing, deposition, trial or appeal, or (ii) mediation or other formal dispute resolution process, provided that such testimony or statements must be made solely in the course of such proceedings, arbitration or dispute resolution process and are not independently publicized or stated by the party or its Affiliates to any third party.

2.    IP Assignment. Executive acknowledges that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, patent applications, copyrightable work and mask work (whether or not including any Confidential Information) and all registrations or applications related thereto, all other proprietary information and all similar or related information (whether or not patentable) which relate to RWB’s or any of its Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive (whether alone or jointly with others) while employed by RWB or any of its Affiliates (“Work Product”), belong to RWB, and Executive hereby assigns, and agrees to assign, all of the above Work Product to RWB.   Executive and RWB understand and acknowledges that Work Product does not include, and any provision in this Agreement requiring Executive to assign (or otherwise providing for ownership by RWB of) rights to an invention does not

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apply to, any invention that Executive develops entirely on his or her own time without using RWB's or its Affiliates’ equipment, supplies, facilities, or trade secret information, except for those inventions that either (i) relate at the time of conception or reduction to practice of the invention to RWB’s business, or actual or demonstrably anticipated research or development of RWB or (ii) result from any work performed by Executive for RWB or its Affiliates. During and after the Employment Period, Executive agrees to reasonably cooperate with RWB to apply for, obtain, perfect, and transfer to RWB the Work Product as well as any and all intellectual property rights in the Work Product, at RWB’s expense. For the avoidance of doubt, Work Product shall not include any inventions that qualify fully for exclusion under the provisions of California Labor Code Section 2870, which states as follows:

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

3.   Specific Performance. Executive acknowledges that in the event of breach or threatened breach by Executive of the terms of Section 1 hereof, RWB could suffer significant and irreparable harm that could not be satisfactorily compensated in monetary terms, and that the remedies at law available to RWB may otherwise be inadequate and RWB shall be entitled, in addition to any other remedies to which it may be entitled to under law or in equity, to specific performance of this Agreement by Executive including the immediate ex parte issuance, without bond, of a temporary restraining order enjoining Executive from any such violation or threatened violation of Section 1 hereof and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law and not otherwise limited by this Agreement. Executive hereby acknowledges and agrees that RWB shall not be required to post bond as a condition to obtaining or exercising any such remedies, and Executive hereby waives any such requirement or condition.

4.    Reasonableness of Covenants. Executive agrees that all of the covenants contained in this Agreement are reasonably necessary to protect the legitimate interests of RWB and its Affiliates, are reasonable with respect to time and territory and that he has read and understands the descriptions of the covenants so as to be informed as to their meaning and scope.

5.    Attorneys’ Fees. If any legal action, arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, the prevailing party shall be entitled to recover attorneys’ fees and costs as set forth in the Employment Agreement.

6.    No Alteration of Employment Status. The execution of this Agreement shall not be construed in any manner to alter Executive’s employment with RWB as provided in the Employment Agreement.

7.    Effect of Waiver. The waiver by either party of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach thereof or as a waiver of any other provision of this Agreement. The remedies set forth herein are nonexclusive and are in addition to any other remedies that RWB may have at law or in equity.

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8.   Severability. Any provision of this Agreement which is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such  jurisdiction or rendering that any other provisions of this Agreement invalid, illegal  or unenforceable in any other jurisdiction. Notwithstanding the foregoing,  if any provision of this Agreement should be deemed invalid, illegal or unenforceable because its scope or duration is considered excessive, such provision shall be modified so that the scope of the provision is reduced only to the minimum extent necessary to render the modified provision valid, legal and enforceable.

9.    Blue-Pencil. If any court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Agreement too lengthy or the geographic area covered too extensive, the other provisions of this Agreement shall nevertheless stand, the applicable term shall be deemed to be the longest period permissible by law under the circumstances and geographic area covered shall be deemed to comprise the largest territory permissible by law under the circumstances. The court in each case shall reduce the term and/or geographic area covered to permissible duration or size.

10. Representation by Counsel; Consent to Choice of Law and Forum Selection. Executive acknowledges that Executive has had a full and complete opportunity to consult with counsel and other advisors of Executive’s own choosing concerning the terms, enforceability and implications of this Agreement, that Executive was in fact represented by counsel and consulted with counsel in the drafting and execution of  this Agreement, and that RWB  has  not made any representations or warranties to Executive concerning the terms, enforceability or implications of this Agreement other than as reflected in this Agreement.   Executive, having consulted with counsel, expressly agrees to the provisions of this Agreement providing for an arbitral forum outside of the State of California and for the application of the law of the State of Delaware to this Agreement rather than the law of the State of California.

11. Governing Law; Arbitration. This Agreement shall be governed, construed, interpreted and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof. The parties irrevocably elect as the sole judicial forum for the adjudication of any matters relating to or arising out of this Agreement, and consent to the exclusive jurisdiction of, the federal and state courts of the State of Michigan. The parties further agree that any dispute arising out of or relating to this Agreement shall be subject to the mandatory arbitration terms of the Employment Agreement.

12. Entire Agreement. This Agreement, together with the Employment Agreement, the Indemnity Agreement and any equity award agreements between Executive  and RWB, contains  the entire agreement and understanding between RWB and Executive with respect to the subject matter hereof, and no representations, promises, agreements or understandings, written or oral, not herein or therein contained shall be of any force or effect.

13. Assignment. This Agreement may not be assigned by Executive, but may be assigned by RWB to any successor to its business and will inure to the benefit of and be binding upon any such successor.

14. Notice. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive: at Executive’s most recent address on the records of RWB,

If to RWB:

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810-789 West Pender Street

Vancouver, British Columbia

Canada, V6C 1H2

With a copy sent to:

Honigman LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226

Attn: Kim A. Dudek

Email: [REDACTED]

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

15. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

16. Amendments. No amendment or modification to this Agreement shall be valid unless in writing signed by Executive and an authorized officer of RWB.

17. Termination. This Agreement, and Executive’s obligations herein, shall terminate and be of no force or effect upon Executive’s termination of the Securities Purchase Agreement between, inter alia, Executive and RWB, due to RWB’s failure to pay the second payment (as defined in the Securities Purchase Agreement).

18. Executive’s Acknowledgment. Executive acknowledges (a) that he has had the opportunity to consult with independent counsel of his own choice concerning this Agreement, and (b) that he has read and understands this Agreement, is fully aware of its legal effect, and has entered into it freely based on his own judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

EXECUTIVE                                                          RWB PLATINUM VAPE INC.

__________________________________                    By:  _____________________________

Name:  George Sadler                                                              Name: Brad Rogers

                                                                                                 Title:  Chief Executive Officer

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EXHIBIT “D” RELEASE OF CLAIMS

This Release Agreement (“Agreement”) is made effective in accordance with Section 4 below, by and between RWB Platinum Vape Inc. (“RWB” or the “Company”) and George Sadler (the “Executive”).

1.          Employment Agreement.   Executive understands and agrees that this Agreement is entered into in consideration for certain severance benefits and other promises made by the Company pursuant to Sections 4(a) and 4(c) of the Employment Agreement that Executive executed with the Company (the “Employment Agreement”), and that Executive is not entitled to receive any severance benefits unless and until this Agreement has become effective and irrevocable pursuant to Section 4, below.

2.          Release of Claims and Rights. Executive, on behalf of himself and all of his heirs, family members, executors, accountants, administrators, attorneys, agents, assigns, successors and representatives, fully and forever releases, acquits and discharges the Company and all of its affiliates, successors, predecessors, assigns, parents, subsidiaries, divisions (whether incorporated or unincorporated), and all of its and their past and present owners, directors, officers, trustees, employees and agents (in their individual and representative capacities) (collectively, the “Released Parties”) from and for all manner of claims, actions, suits, charges, grievances and/or causes of action, in law or in equity, existing by reason of and/or based upon any fact or set of facts, known or unknown, existing from the beginning of time through the date Executive signs this Agreement, whether known or unknown, suspected or unsuspected. For illustration purposes, the released claims include, but are not limited to, all claims and actions for or related to breach of implied or express contract; promissory estoppel; conversion; invasion of privacy; intentional infliction of emotional distress; negligence; fraud; defamation; wrongful discharge; discrimination; harassment; public policy violation; retaliation; any  other claim or cause of action Seaman may have under the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act (“OWBPA”), Title VII of the Civil Rights Act, the Family and  Medical Leave Act, the Genetic Information Nondiscrimination Act, the Americans with Disabilities Act, the Equal Pay Act, the Employee Retirement Income Security Act, the Civil Rights Act of 1991, Section 1981 of U.S.C. Title 42, the Worker Adjustment and Retraining Notification Act, the Whistleblower Protection Act, the California Labor Code, the California Fair Employment and Housing Act (as amended), and any other federal, state, or local statute or law; and any claim or recovery for any type of damages, compensation, bonus, attorneys’ fees, costs, or other relief that is or may be available to Executive. Executive acknowledges and agrees that the release contained in this Section 2 is intended to and shall be construed broadly to release any and all claims which Executive may have against the Released Parties, including, but not limited to, relating to and/or arising out of Executive’s employment and/or the cessation of his employment with any of the Released Parties and/or otherwise.   To the fullest extent permitted by law, Executive will not take any action that is contrary to the promises he has made in this Agreement.

3.          Covenant Not to Sue; Exclusions.

(a)         To the fullest extent permitted by law, Executive agrees not to file or initiate a lawsuit in any court or initiate an arbitration proceeding asserting any of the claims released pursuant to this Agreement. Executive further agrees that Executive will not permit himself to be a member of any class action and/or collective action in any court or in any arbitration proceeding seeking relief based on any claims released pursuant to this Agreement. Further, while nothing in this Agreement precludes Executive from filing a charge with a governmental or administrative agency or participating in any investigation, hearing, or proceeding of such agency, Executive agrees that (except as to possible whistleblower awards from the Securities and Exchange Commission), he will not be entitled to any personal relief or money damages arising out of such claims, whether pursued by him or any governmental agency, other person or group.

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(b)         Notwithstanding the foregoing, by signing this Agreement, Executive is not giving up: (i) any rights to vested benefits, such as pension or retirement benefits, the rights to which are governed by the terms of the applicable plan documents and award agreements; (ii) claims or rights that cannot be waived by operation of law,  such as claims for unemployment compensation or workers’ compensation benefits; (iii) claims to enforce this Agreement; or (iv) any monetary award offered by the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934.

4.          ADEA Notice. Executive acknowledges that he is waiving and releasing any claims he may have under the ADEA, the OWBPA and otherwise, and that this waiver and release is knowing and voluntary. Executive is advised to consult with an attorney who is not affiliated with any of the Released Parties before signing this Agreement. Executive has twenty-one (21) days from the date he receives this Agreement to consider this Agreement. Executive may knowingly and voluntarily waive all or part of this

21-day period by signing and returning this Agreement to the Company, per the notice provisions of the Employment Agreement, prior to the expiration of the 21-day period. In the event that this Agreement is signed and delivered, Executive has a period of seven (7) days from the signature date to revoke this Agreement. Any revocation shall be made in writing by Executive and delivered to the Company, per the notice provisions of the Employment Agreement, within the 7-day revocation period. This Agreement will become effective and enforceable only after the revocation period has expired, without any revocation having been communicated, and the day following the expiration of the revocation period will be the “Effective Date” of this Agreement.

5.          Unknown Claims; Section 1542. It is the intent of the parties that this Agreement shall be effective as a full and final accord and satisfaction and release of all released claims, whether known or unknown, as set forth above.   In furtherance of this intention, Executive acknowledges familiarity with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Executive expressly waives and releases any right or benefit which he may have under Section 1542 to the fullest extent that he may waive all such rights and benefits pertaining to the matters released in this Agreement. It is the intent of the parties, through this Agreement and with the advice of counsel, to fully, finally and forever settle and release all claims Executive may have against the Released Parties, whether known or unknown.

6.          Confidentiality of Agreement. Except as may be required by law, Executive will not in any manner disclose or communicate the existence of or any part of this Agreement to any other person except his spouse, his accountant or financial advisor to the limited extent needed for that person to prepare Executive’s tax returns, and his attorney. If Executive is required by law to disclose any of the terms of this Agreement, he must immediately provide written notice of that fact to the Company, enclose a copy of the subpoena and any other documents describing the legal obligation, and cooperate with the Company in objecting to such request and/or seeking confidentiality protections.

7.          Non-Admission of Liability.   The parties wish to resolve all disputes amicably and without additional costs and expenses. Nothing in this Agreement shall be construed as an admission of liability by any party or any Released Parties.

8.          Adequacy of Consideration. Executive acknowledges that the Company’s promises set forth throughout this Agreement and Sections 4(a) and 4(c) of the Employment Agreement would not be provided unless Executive signed this Agreement and are each separate and adequate consideration for this Agreement, including Executive’s release of claims.

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9.          Non-Assistance. To the fullest extent permitted by law, Executive will not cooperate with, or assist in, any claim, charge, lawsuit, investigation or arbitration against any of the Released Parties, unless required to do so by a lawfully issued subpoena, by court order or as expressly provided by regulation or statute. If Executive is served with a subpoena or is required by court order or otherwise to testify or produce documents in any type of proceeding involving any of the Released Parties, he must immediately advise the Company of same and cooperate with the Company in objecting to such request and/or seeking confidentiality protections.

10.        Binding Agreement; Assignment. Except as otherwise provided herein, this Agreement will be binding upon and inure to the benefit of the parties’ respective successors, permitted assigns and transferees, personal representatives, heirs and estates, as the case may be; provided,  however, that Executive’s rights and obligations under this Agreement may not be assigned without the prior written consent of the Company.

11.        Choice of Law; Attorneys’ Fees; Arbitration.   This Agreement and the rights and obligations of the parties hereunder will be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding any such laws that direct the application of the laws of any other jurisdiction. The Released Parties are intended third party beneficiaries of Executive’s obligations under this Agreement. In any action in which any of the Released Parties seeks to enforce this Agreement, in addition to available legal and equitable damages, it will be entitled to recover from Executive its reasonable attorneys’ fees and costs associated with such action. Any and all disputes related to or arising out of this Agreement shall be subject to the mandatory arbitration provisions of the Employment Agreement as though expressly incorporated herein.

12.        Return of Severance Benefits. In addition to any other legal and/or equitable remedies, if it is judicially determined that Executive has breached this Agreement or any other contractual or legal obligation Executive owes to any of the Released Parties, then the Company shall be entitled to suspend payment of the severance benefits set forth in Sections 4(a) and 4(d) of the Employment Agreement and Executive will be required to repay all severance benefits as set forth in Sections 4(a) and 4(d) of the Employment Agreement, provided that he may retain $5,000.   The exercise and/or availability of such remedy will not affect the validity of the release and other obligations of Executive as set forth in this Agreement or otherwise, nor will they limit the other legal and/or equitable remedies otherwise available to any of the Released Parties.

13.        Interpretation; Severability. This Agreement shall be enforceable to the fullest extent permitted by law. If any provision is held to be unenforceable, then such provision will be construed or revised in a manner so as to permit its enforceability to the fullest extent permitted by applicable law. If such provision cannot be reformed in that manner, such provision will be deemed to be severed from this Agreement, but every other provision of this Agreement will remain in full force and effect.

14.        Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations issued thereunder (“Section 409A”), or an exemption under Section 409A and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under or in connection with the execution of this Agreement will be made in a manner that complies with Code Section 409A or an applicable exemption.

15.        Entire Agreement. This Agreement reflects the entire agreement of the parties relative to the subject matter hereof, and supersedes all prior, contemporaneous, oral or  written understandings, agreements, statements, representations or promises regarding the subject matter hereof. For the avoidance of doubt, this Agreement does not supersede any post-termination obligations of Executive under the Employment Agreement, or any restrictive covenant agreement between Executive or any other Released Party, including but not limited to the Restrictive Covenant Agreement between RWB and Executive executed contemporaneously with the Employment Agreement. This Agreement may not be amended, modified, waived or terminated except in a writing signed by Executive and the Company’s signatory to this Agreement. Further, the waiver by a party of a breach of any provision of this Agreement by the other will

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not operate or be construed as a waiver of any subsequent breach of the same or other provision of this

Agreement.

16.        Executive’s Acknowledgment.    Executive represents that he has fully read and understands the meaning and application of this Agreement and all exhibits thereto; that he is not relying on any representation, statement, and/or promise not set forth in this Agreement; that the Company and Released Parties have advised him/her to consult with independent legal counsel; and that Executive is signing this Agreement of his/her own free will.

The parties hereto confirm their agreement by the signatures shown below.

EXECUTIVE                                                          RWB PLATINUM VAPE INC.

__________________________________                    By:  _____________________________

Name:  George Sadler                                                              Name: Brad Rogers

                                                                                                 Title:  Chief Executive Officer

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Execution Version

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”), is made this     day of             , 2020 (the “Effective Date”) and is entered into by and between RWB Platinum Vape Inc., a California corporation (“RWB”), and Cody Sadler (“Executive”).

WHEREAS, RWB, Red White & Bloom Brands Inc. (“RWB Parent”), Executive, George Sadler and Platinum Vape (as defined therein) (“Platinum Vape”) have entered into that certain Securities Purchase Agreement dated as of August 31, 2020 (as amended or otherwise modified from time to time, the “Securities Purchase Agreement”), pursuant to which Executive and George Sadler sold their interests in Platinum Vape to RWB; and

WHEREAS, RWB and Executive desire to enter into this Agreement to set forth the rights and the duties of the parties hereto in regards to RWB’s employment of Executive.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, terms and conditions contained herein, it is hereby agreed as follows:

1. Employment Period. Subject to the provisions for earlier termination hereinafter provided, Executive’s employment hereunder shall be for a term (the “Employment Period”) commencing on the Effective Date and ending on the fourth anniversary of the Effective Date (the “Initial Termination Date”); provided, however, that this Agreement shall be automatically extended for one additional year on the Initial Termination Date and on each subsequent anniversary of the initial Termination Date, unless either Executive or RWB elects not to so extend the term of the Agreement by notifying the other party, in writing, of such election not less than ninety (90) days prior to the last day of the term as then in effect (all of the foregoing being part of the Employment Period). For the avoidance of doubt, non-renewal of this Agreement pursuant to the proviso contained in the preceding sentence shall not be deemed to give rise to any payment to Executive as might be the case in connection with a termination of this Agreement. Notwithstanding the Employment Period, Executive’s employment shall be at-will and may be terminated at any time, subject to the severance terms in this Agreement.

2.    Terms of Employment.

a.    Position and Duties.

(i)   During the Employment Period, Executive shall serve as the [               ], director and manager of each entity in RWB’s Platinum Vape division and an officer and/or director of RWB, and shall perform such employment duties as are usual and customary for such positions and such other duties as the Board of Directors of RWB Parent (the “Board”) shall from time to time reasonably assign to Executive. As CEO of Platinum Vape and an officer of RWB, Executive shall serve as the CEO of each entity comprising RWB’s Platinum Vape division, which entities are listed on Exhibit A hereto.   In the event Executive’s service in one or more of such additional capacities is subsequently terminated, Executive’s compensation, as specified in Section 2(b) of this Agreement, shall not be diminished or reduced in any manner as a result of such termination for so long as Executive otherwise remains employed under the terms of this Agreement. During the Employment Period, Executive shall perform his duties at the Company’s offices in the San Diego, CA area.

(ii)   It is specifically agreed that Executive may devote time and attention to other activities that do not compete with Platinum Vape in the states in which it operates or interfere with his obligations, duties and responsibilities to Platinum Vape (e.g. Executive may (A) own and rent real estate used for any purpose; (B) own or operate cannabis businesses that do not manufacture or distribute cannabis vape products, license technology, brands, processes or any other intellectual property involving cannabis vape products or provide services to any person or entity involving cannabis vape products; (C) own or operate any non-cannabis business in any jurisdiction; or (D) subject to Section 10 below, own and conduct business at the Chula Vista Property or Lake Elsinore Property pursuant to the Restrictive Covenant Agreement.

b.    Compensation.

(i)   Base Salary. During the Employment Period, Executive shall receive a starting base salary (the “Base Salary”) of Five Hundred Thousand Dollars ($500,000.00) per year. The Base Salary shall be paid at such intervals as RWB pays executive salaries generally. During the Employment Period, the Base Salary shall be reviewed at least annually for possible increase in RWB’s sole discretion, as determined by RWB’s compensation committee or Board; provided, however, that after the second anniversary hereof, Executive shall be entitled to any annual cost of living increases in Base Salary that are granted to senior executives of RWB Parent generally. “Base Salary” as utilized in this Agreement shall refer to Base Salary as so adjusted.

(ii)   Annual Bonus. In addition to the Base Salary, Executive shall be eligible to earn, for each fiscal year of RWB ending during the Employment Period, an annual cash performance bonus which shall be determined from time to time by RWB’s compensation committee or the Board, in either the RWB’s compensation committee or the Board’s sole and absolute discretion, as applicable.

(iii)   Equity Incentive Award. During the Employment Period, Executive shall be eligible to participate in such Stock Incentive Plans, policies and programs put in place by RWB Parent that are applicable generally to similarly situated senior executives of RWB Parent and its subsidiaries.

(iv)   Incentive, Savings and Retirement Plans. During the Employment Period, Executive shall be eligible to participate in all other incentive plans, policies and programs, and all savings and retirement plans, policies and programs, in each case that are applicable generally to similarly situated senior executives of RWB Parent and its subsidiaries.

(v)   Welfare Benefit Plans. During the Employment Period, Executive and Executive’s eligible family members shall be eligible for participation in the welfare benefit plans, practices, policies and programs (including, if applicable, medical, dental, disability, employee life, group life and accidental death insurance plans and programs) maintained by RWB Parent and its subsidiaries for their senior executives.

(vi)   Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in accordance with the policies, practices and procedures of RWB provided to similarly situated senior executives of RWB; provided, that to receive reimbursement, Executive must provide written documentation of Executive’s  expenses and otherwise comply with RWB’s expense policies in effect from time to time.

(vii)   Fringe Benefits. During the Employment Period, Executive shall be entitled to such fringe benefits and perquisites as are provided by RWB Parent and its subsidiaries to their similarly situated senior executives from time to time, in accordance with the policies, practices and procedures of RWB Parent.

(viii)   Vacation. During the Employment Period, Executive shall be entitled to paid vacation in accordance with the plans, policies, programs and practices of RWB Parent and its subsidiaries applicable to their similarly situated senior executives in a minimum amount of six weeks, provided that Executive has provided reasonable notice to the Board of any vacation, including the duration thereof.

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(ix)   Indemnification Agreement. On the Effective Date, RWB and Executive shall enter into an indemnification agreement in the form attached hereto as Exhibit B.

(x)   Automobile. Executive shall be entitled to an automobile allowance of One Thousand Five

Hundred Dollars ($1,500) per month.

(xi)   Additional Agreements. As a condition to RWB entering into this Agreement, Executive shall concurrently herewith enter into a Restrictive Covenant Agreement in the form contained herewith as Exhibit C.

3.    Termination of Employment.

a.    Death or Disability. Executive’s employment will terminate automatically upon Executive’s death. Executive’s employment may be terminated if Executive suffers a Disability. For purposes of this Agreement, “Disability” means Executive’s inability by reason of physical or mental illness to fulfill his obligations hereunder for ninety (90) consecutive days or on a total of one hundred fifty (150) days in any 12-month period which, in the reasonable opinion of an independent physician selected by RWB or its insurers and reasonably acceptable to Executive or Executive’s legal representative, renders Executive unable to perform the essential functions of his job, even after reasonable accommodations are made by RWB. RWB is not, however, required to make unreasonable accommodations for Executive or accommodations that would create an undue hardship on RWB.

b.    Cause. RWB may terminate Executive’s employment during the Employment Period for Cause or without Cause. For purposes of this Agreement, “Cause” shall mean the occurrence of any one or more of the following events:

(i)   Executive’s willful failure to perform or gross negligence in performing Executive’s duties owed to RWB, after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such failure or negligence and providing Executive an opportunity to cure;

(ii)   Executive’s commission of an act of embezzlement, misappropriation, or fraud, whether or not related to the performance of Executive’s duties;

(iii)   Executive’s conviction of, or entry by Executive of a guilty or no contest plea to, any

(x) felony or (y) any misdemeanor involving moral turpitude;

(iv)   Executive’s violation of RWB’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such breach and providing Executive an opportunity to cure (to the extent such breach is capable of cure);

(v)   Executive’s breach of a fiduciary duty owed to RWB after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such breach and providing Executive an opportunity to cure (to the extent such breach is capable of cure);

(vi)   Executive’s breach of any terms of the Restrictive Covenant Agreement attached hereto as Exhibit C (as amended or otherwise modified from time to time, the “Restrictive Covenant Agreement”) after fifteen (15) days written notice delivered to Executive by the Board, which notice specifies such breach and providing Executive an opportunity to cure (to the extent such breach is capable of cure);

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(vii)   Executive’s material breach of any of the provisions of this Agreement or any other written agreement between Executive and RWB, which is curable but is not cured within fifteen (15) days following written notice thereof from RWB;

(viii)   Executive’s conviction or commission of any act that renders Executive ineligible to serve as an “Owner”, “Employee” or “Financial Interest Holder”, within the meaning of the California Medicinal and Adult-Use Cannabis Regulations, Title 16 Division 42 of the Code of California Regulations or Title 17 Division  13 of the Code of California Regulations, or the City of San Diego Municipal Code regulations applicable to cannabis businesses, including an offense “substantially related to the qualifications, functions, or duties” of such cannabis businesses as defined therein, as determined by a final binding decision of the applicable governmental regulator;

(ix)   Executive’s commission of any act, or failure to act, giving rise to a material violation by

Platinum Vape of the California Medicinal and Adult-Use Cannabis Regulations, Title 16

Division 42 of the Code of California Regulations or Title 17 Division 13 of the Code of California Regulations, the City of San Diego Municipal Code provisions applicable to cannabis businesses that results in any disciplinary action by the Bureau of Cannabis Control, the California Department of Public Health, the City of San Diego or any other governmental authority with jurisdiction over Platinum Vape, including but not limited to revocation, suspension lasting longer than five (5) business days, termination or involuntary cancellation of any of licenses or permits required for Platinum Vape’s, RWB’s or RWB Parent’s business operations; or

(x)   Executive engages in any commercial activities involving cannabis without the required licenses from all applicable governmental authorities, to the extent required (regardless of whether such cannabis activities involve hemp or any other type of cannabis), whether or not such activities are within the scope of Executive’s employment by RWB or work for Platinum Vape.

The termination of Employment of Executive shall not be deemed to be fore Cause under any of clauses above unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is given to Executive and Executive is provided an opportunity to be heard before the Board), finding that, in the good faith opinion of the Board, sufficient Cause under such applicable clause exists to terminate Executive pursuant to this Section 3(b); provided, that if Executive is a member of the Board, Executive shall not participate in the deliberations regarding such resolution, vote on such resolution, nor shall Executive be counted in determining a majority or quorum of the Board.

c.    Good Reason. Executive’s employment may be terminated by Executive for Good Reason or without Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any one or more of the following events without Executive’s prior written consent, unless RWB fully cures the circumstances constituting Good Reason (provided such circumstances are capable of cure) prior to the Date of Termination (as defined below):

(i)   A material reduction in Executive’s titles, duties, authority and responsibilities, or the assignment to Executive of any duties materially inconsistent with Executive’s position, authority, duties or responsibilities without the written consent of Executive;

(ii)   RWB’s reduction of Executive’s  annual Base Salary below  $500,000, unless such reduction is for no more than five percent (5%) of Executive’s then current Base Salary and is part of a general reduction in Base Salary that affects all similarly situated executives in RWB’s Platinum Vape division, RWB Parent and subsidiaries of RWB Parent in substantially the same proportions;

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(iii)   The relocation of Platinum Vape’s headquarters to a location more than thirty five (35)

miles from Platinum Vape’s current headquarters in San Diego, CA; or

(iv)   RWB’s failure to cure a material breach of its obligations under the Agreement within fifteen (15) days after  written notice is delivered to  the Board by Executive which specifically identifies the manner in which Executive believes that RWB has breached its obligations under the Agreement.

d.    Notice of Termination. Any termination by RWB for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(c) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty days after the giving of such notice). The failure by Executive or RWB to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or RWB, respectively, hereunder or preclude Executive or RWB, respectively, from asserting such fact or circumstance in enforcing Executive’s or RWB’s rights hereunder.

e.    Date of Termination. “Date of Termination” means (i) if Executive’s employment is terminated by RWB for Cause, or by Executive for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein (which date shall not be more than 30 days after the giving of such notice), as the case may be, (ii) if Executive’s employment is terminated by RWB other than for Cause or Disability, the Date of Termination shall be the date on which RWB notifies Executive of such termination, (iii) if Executive’s employment is terminated by Executive without Good Reason, the Date of Termination shall be the thirtieth day after the date on which Executive notifies RWB of such termination, unless otherwise agreed by RWB and Executive, and (iv) if Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death or Disability of Executive, as the case may be.

4.    Obligation of RWB Upon Termination.

a.    Without Cause or For Good Reason. If, during the Employment Period, RWB terminates Executive’s employment without Cause or Executive terminates his employment for Good Reason:

(i)   Executive shall be paid (A) in one lump sum payment Executive’s earned but unpaid Base Salary and accrued but unpaid vacation pay through the Date of Termination, and any fully earned but unpaid Annual Bonus required to be paid to Executive  pursuant  to Section 2(b)(ii) above for any fiscal year of RWB that ends on or before the Date of Termination to the extent not previously paid (collectively, the “Accrued Obligations”), and (B) an amount equal to the remaining Base Salary payable to Executive as salary continuation for the remainder of the Initial Term or then-current Renewal Term, as applicable, subject to all required withholding and with the first payment to Executive made on the first regularly scheduled RWB payroll date following the release agreement attached as Exhibit D becoming effective and irrevocable; provided, further, that the Accrued Obligations shall be paid when due under California law;

(ii)   At the time when annual bonuses are paid to RWB’s other senior executives for the fiscal year of RWB in which the Date of Termination occurs, Executive shall be paid an Annual Bonus in an amount equal to the product of (x) the amount of the Annual Bonus to which

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Executive would have been entitled if Executive’s employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such fiscal year through the Date of Termination and the denominator of which is the total number of days in such fiscal year (a “Pro-Rated Annual Bonus”);

(iii)   For a period of eighteen months  following the Date of Termination, provided that Executive timely elects COBRA continuation coverage, Executive and Executive’s eligible family members shall continue to be provided with group health insurance coverage at least equal to that which would have been provided to them if Executive’s employment had not been terminated, and RWB shall pay the applicable COBRA premium for such eighteen- month period; provided, however, that if Executive is eligible to receive group health insurance  coverage under another employer’s plans, RWB’s obligations  under this; Section 4(a)(iii) shall terminate and any such coverage shall be reported by Executive to RWB;

(iv)   All outstanding stock options, restricted stock and other equity awards granted to Executive under any of RWB’s equity incentive plans (or awards substituted therefore covering the securities of a successor company) shall be modified to vest to the extent the aforementioned would have vested upon the expiration of the Initial Term or then-current Renewal Term, as applicable; and

(v)   To the extent not theretofore paid or provided, RWB shall timely pay or provide to Executive any vested benefits and other amounts or benefits required to be paid or provided or which Executive is eligible to receive as of the Date of Termination under any plan, contract or agreement of RWB and its Affiliates (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”) to which Executive is a party.

b.    For Cause or Without Good Reason; Severance Conditions. If Executive’s employment shall be terminated by RWB for Cause or by Executive without Good Reason during the Employment Period, RWB shall have no further obligations to Executive under this Agreement other than payment of the Accrued Obligations and pursuant to Section 7 hereof. Notwithstanding anything to the contrary, any payments to Executive or his estate contemplated in Section 4(a) or 4(c) are expressly conditioned upon Executive or his estate, as applicable, delivering an executed release in the form  attached  to this Agreement as Exhibit  D and Executive’s compliance with his obligations to RWB under the terms of the Restrictive Covenant Agreement. Executive acknowledges and agrees that RWB shall have the right to suspend any and all payments under Section 4(a) or 4(c), other than for the Accrued Obligations, in the event of Executive’s breach of one or more terms of the Restrictive Covenant Agreement, and that Executive shall be obligated to repay all amounts received under Section 4(a) or 4(c), except that Executive may retain $5,000 in consideration for an effective release of claims.

c.    Death or Disability. If Executive’s employment is terminated by reason of Executive’s death or

Disability during the Employment Period:

(i)   The Accrued Obligations shall be paid to Executive’s estate or beneficiaries or to

Executive, as applicable, when due under California law;

(ii)   100% of Executive’s then-current annual  Base Salary, as in effect on the Date of Termination, shall be paid to Executive’s estate or beneficiaries or to Executive, as applicable, in cash when due under California law;

(iii)   To the extent payable hereunder, the Pro-Rated Annual Bonus shall be paid to Executive’s estate or beneficiaries or to Executive, as applicable, at the time when annual bonuses are paid to RWB’s other senior executives for the fiscal year of RWB in which the Date of Termination occurs;

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(iv)   For a period of eighteen months  following the Date of Termination, provided that Executive timely elects COBRA continuation coverage, Executive and Executive’s eligible family members shall continue to be provided with group health insurance coverage at least equal to that which would have been provided to them if Executive’s employment had not been terminated, and RWB shall pay the applicable COBRA premium for such eighteen- month period; provided, however, that if Executive is eligible to receive group health insurance coverage under another employer’s  plans, RWB’s obligations  under this Section 4(c)(iv) shall terminate, and any such coverage shall be reported by Executive to RWB; and

(v)   The Other Benefits shall be paid or provided to Executive’s estate or beneficiaries or to

Executive, as applicable, on a timely basis.

(vi)   The foregoing benefits of this Section 4(c) are contingent on the terms set forth in Section

4(b), including Executive’s execution, or his estate’s execution as applicable, of the release agreement attached as Exhibit D and such release becoming effective and irrevocable, and Executive’s compliance with the Restrictive Covenant Agreement attached as Exhibit C.

5.    Change in Control. If a Change in Control (as defined herein) occurs during the Employment Period, and the Executive’s employment is terminated by RWB without Cause or by the Executive for Good Reason, in each case within one (1) year after the Effective Date of the Change in Control, then the Executive shall be entitled to the payments and benefits provided in Section 4(a), subject to the terms and conditions thereof set forth in Section 4(b). For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following events:

a.    Any transaction, whether effected directly or indirectly, resulting in any “person” or “group” (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder) having “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors (“voting securities”) of RWB or RWB Parent that represent greater than 50% of the combined voting power of RWB’s then outstanding voting securities, other than

(i)   any transaction or event resulting in the beneficial ownership of voting securities by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by RWB or RWB Parent or any Person controlled by RWB or RWB Parent or by any employee benefit plan (or related trust) sponsored or maintained by RWB or RWB Parent or any Person controlled by RWB or RWB Parent, or

(ii)   any transaction or event resulting in the beneficial ownership of voting securities by RWB or RWB Parent or a corporation owned, directly or indirectly, by the stockholders of RWB or RWB Parent in substantially the same proportions as their ownership of the stock of RWB or RWB Parent, or

(iii)   any transaction or event resulting in the beneficial ownership of voting securities pursuant to a transaction described in clause (b) below that would not be a Change in Control under clause (b), or

(iv)   any transaction or event resulting solely from the transfer or acquisition of the beneficial ownership of voting securities by Executive, or an Immediate Family Member or Affiliate thereof (collectively, the “Executive’s Affiliates”).

b.    The consummation by RWB or RWB Parent (whether directly involving RWB or RWB Parent, or indirectly involving RWB or RWB Parent through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition

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of all or substantially all of RWB’s or RWB Parent’s assets or (z) the acquisition of assets or stock of another entity, in each case, other than a transaction:

(i)   which results in RWB’s or RWB Parent’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of RWB or RWB Parent or the Person that, as a result of the transaction, controls, directly or indirectly, RWB or RWB Parent or owns, directly or indirectly, all or substantially all of RWB’s or RWB Parent’s assets or otherwise succeeds to the business of RWB or RWB Parent (RWB,  RWB  Parent or such  person,  the “Successor Entity”)) directly or indirectly, greater than 50% of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction; or

(ii)   the approval by RWB’s or RWB Parent’s stockholders of a liquidation or dissolution of

RWB or RWB Parent.

For purposes of clause (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of RWB’s or RWB Parent’s stockholders, as applicable, and for purposes of clause (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of RWB’s or RWB Parent’s stockholders.

The following terms shall have the following meanings for purposes of this Section 5:

“Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. Control of any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or other interests, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Immediate Family Member” shall mean a natural person’s estate or heirs or current spouse or former spouse, parents, parents-in-law, children (whether natural, adopted or by marriage), siblings and grandchildren and any trust or estate, all of the beneficiaries of which consist of such person or such person’s spouse, or former spouse, parents, parents-in-law, children, siblings or grandchildren.

“Person” shall mean an individual or a corporation, partnership, Limited Liability Company, trust, unincorporated organization, association or other entity.

6.    No Offset; Attorneys’ Fees and Costs.   In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and except as expressly provided, such amounts shall not be reduced whether or not Executive obtains other employment. If any party to this Agreement institutes any action, suit, counterclaim, appeal, or arbitration for any relief against another party, declaratory or otherwise (collectively an “Action”), to enforce the terms hereof or to declare rights hereunder, then the Prevailing Party in such Action shall be entitled to recover from the other party all costs and expenses of the Action, including reasonable attorneys’ fees and costs (at the Prevailing Party’s attorneys’ then-prevailing rates) incurred in bringing and prosecuting or defending such Action. A court or arbitrator shall fix the amount of reasonable attorneys’ fees and costs upon the request of either party as part of any final judgment or award in the Action. “Prevailing Party” within the meaning of this Section means a party who substantially prevails on its claims or defense of claims in an Action as determined by the court, arbitrator or other tribunal having jurisdiction over the Action.

7.    Certain Additional Payments by RWB.

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a.    Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any Payment would be subject to the Excise Tax, then Executive shall be entitled to receive an additional payment (the “Excise Tax Gross-Up Payment”) in an amount such that, after payment by Executive of all taxes (and any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Excise Tax Gross-Up Payment, Executive retains an amount of the Excise Tax Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

b.    Subject to the provisions of Section 7(c), all determinations required to be made under this Section 7, including whether and when an Excise Tax Gross-Up Payment is required, the amount of such Excise Tax Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such nationally recognized accounting firm as may be selected by RWB and reasonably acceptable to Executive (the “Accounting Firm”); provided, that the Accounting Firm’s determination shall be made based upon “substantial authority” within the meaning of Section 6662 of the Code; provided, further, that Executive may waive the requirement that the determination be made by the Accounting Firm and may elect to have the determination made by RWB. The Accounting Firm shall provide detailed supporting calculations both to RWB and Executive within 15 business days of the receipt of notice from Executive that there has been a Payment or such earlier time as is requested by RWB. All fees and expenses of the Accounting Firm shall be borne solely by RWB. Any Excise Tax Gross- Up Payment, as determined pursuant to this Section 7, shall be paid by RWB to Executive within five days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon RWB and Executive, unless RWB obtains an opinion of outside legal counsel, based upon at least “substantial authority” within the meaning of Section 6662 of the Code, reaching a different determination, in which event such legal opinion shall be binding upon RWB and Executive. As a result of the uncertainty in the application of  Section 4999 of  the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Excise Tax Gross-Up Payments that will not have been made by RWB should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. In the event RWB exhausts its remedies pursuant to Section 7(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by RWB to or for the benefit of Executive.

c.    Executive shall notify RWB in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by RWB of the Excise Tax Gross-Up Payment. Such notification shall be given as soon as practicable, but no later than 10 business days after Executive is informed in writing of such claim. Executive shall apprise RWB of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which Executive gives such notice to RWB (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If RWB notifies Executive in writing prior to the expiration of such period that RWB desires to contest such claim, Executive shall:

(i)   give RWB any information reasonably requested by RWB relating to such claim;

(ii)   take such action in connection with contesting such claim as RWB shall reasonably request in writing from time to-time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by RWB;

(iii)   cooperate with RWB in good faith in order effectively to contest such claim; and

(iv)   permit RWB to participate in any proceedings relating to such claim;

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provided, however, that RWB shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such-contest, and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 7(c), RWB shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole discretion, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as RWB shall determine; provided, however, that, if RWB directs Executive to pay such claim and sue for a refund, RWB shall advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties) imposed with respect to such advance or with respect to any imputed income in connection with such advance; and provided, further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, RWB’s control of the contest shall be limited to issues with respect to which the Excise Tax Gross-Up Payment would be payable hereunder, and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

d.    If, after the receipt by Executive of an Excise Tax Gross-Up Payment or an amount advanced by RWB pursuant to Section 7(c), Executive becomes entitled to receive any refund with respect to the Excise Tax to which such Excise Tax Gross-Up Payment relates or with respect to such claim, Executive shall (subject to RWB’s complying  with the requirements of Section 7(c), if applicable) promptly pay to RWB the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by RWB pursuant to Section 7(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and RWB does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Excise Tax Gross-Up Payment required to be paid.

e.    Notwithstanding any other provision of this Section 7, RWB may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of Executive, all or any portion of any Excise Tax Gross-Up Payment, and Executive hereby consents to such withholding.

f.    Any other liability for unpaid or unwithheld Excise Taxes shall be borne exclusively by RWB, in accordance with Section 3403 of the Code. The foregoing sentence shall not in any manner relieve RWB of any of its obligations under this Employment Agreement.

g.    Definitions. The following terms shall have the following meanings for purposes of this

Section 7:

(i)   “Code” shall mean the Internal Revenue Code of 1986, as amended.

(ii)   “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iii)   “Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such

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Payment that constitutes a   “parachute payment” under Section 280G(b)(2), as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(iv)   A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to this Agreement or otherwise.

(v)   The “Safe Harbor Amount” shall mean 2.99 times Executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code.

(vi)    “Value” of a Payment shall mean the economic present value of a Payment as of the date of the change of control for purposes of Section 280G of the Code, as determined by the Accounting Firm using the discount rate required by Section 280G(d)(4) of the Code.

8.    Successors. This Agreement is personal to Executive and without the prior written consent of RWB shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives. This Agreement shall inure to the benefit of and be binding upon RWB and its successors and assigns.

9.    409A Provision. For purposes of this Agreement the term “termination of employment” and similar terms relating to the termination of employment mean a “separation from service” as that term is defined under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations issued thereunder (“Section 409A”). The parties intend that this Agreement comply in form and operation with or be exempt from the requirements of Section 409A.   To the extent permitted by applicable Department of Treasury/Internal Revenue Service guidance, or law or regulation, the parties will take reasonable actions to reform this Agreement or any actions taken pursuant to their operation of this Agreement in order to comply with or be exempt from Section

409A. Each payment made under this Agreement shall be treated as a separate payment for purposes of Section 409A. All reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which the expenses being reimbursed were incurred; any right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit; and no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year. Notwithstanding any other provision of this Agreement, in no event shall RWB be liable for any additional tax, interest or penalty imposed upon or other detriment suffered by Executive under Section 409A or for any damages suffered by him for any failure of any provision of this Agreement to be exempt from or to comply with Section 409A.

10. Chula Vista. Employee hereby agrees to permit RWB and Platinum Vape to transfer operations from Platinum Vape’s Convoy facility in San Diego, California to 3517 Main St., Suites C301 & C302, Chula Vista, CA (the “Chula Vista Property”), which is owned by Executive or one or more of his Affiliates, subject to a lease to be agreed upon between Employee and Platinum Vape prior to the Closing. If Platinum Vape does not transfer operations to the Chula Vista Property pursuant to the lease or later vacates the Chula Vista Property, Executive and/or his Affiliates may sell or lease the Chula Vista Property and related cannabis license(s) to an unaffiliated third party in accordance with the Restrictive Covenant Agreement.

11. Miscellaneous.

a.    Representation by Counsel; Assent to Choice of Law and Forum Selection.  Executive acknowledges that Executive has had a full and complete opportunity to consult with counsel and other advisors of Executive’s own choosing concerning the terms, enforceability and

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implications of this Agreement, that Executive was in fact represented by counsel and consulted with counsel in the drafting and execution of this Agreement, and that RWB has not made any representations or warranties to Executive concerning the terms, enforceability or implications of this Agreement other than as reflected in this Agreement. Executive, having consulted with counsel, expressly agrees to the provisions of this Agreement providing for an arbitral forum outside of the State of California and for the application of the law of the State of Delaware to this Agreement rather than the law of the State of California.

b.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

c.    Arbitration. To the fullest extent allowed by law, any controversy, claim or dispute between Executive and RWB (and/or any of its owners, directors, officers, employees, Affiliates, or agents) relating to or arising out of Executive’s employment or the cessation of that employment will be submitted to final and binding arbitration in the County of Wayne, State of Michigan, for determination in accordance with the American Arbitration Association’s (“AAA”) National Rules for the Resolution of Employment Disputes, as the exclusive remedy for such controversy, claim or dispute. In any such arbitration, the parties may conduct discovery in accordance with the applicable rules of the arbitration forum, except that the arbitrator shall have the authority to order and permit discovery as the arbitrator may deem necessary and appropriate in accordance with applicable state or federal discovery statutes. The arbitrator shall issue a reasoned, written decision, and shall have full authority to award all remedies which would be available in court. The parties shall share the filing fees and arbitrator’s fees required for the arbitration. The award of the arbitrator shall be final and binding upon the parties and may be entered as a judgment in any Michigan court of competent jurisdiction and the parties hereby consent to the exclusive jurisdiction of the courts of Michigan. Possible disputes covered by the above include (but are not limited to) unpaid wages, breach of contract, torts, violation of public policy, discrimination, harassment, or any other employment-related claims under laws including but not limited to, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Age Discrimination in Employment Act, the California Fair Employment and Housing Act, the California Labor Code, and any other statutes or laws relating to an employee’s relationship with his/her employer, regardless of whether such dispute is initiated by the employee or RWB. However, notwithstanding anything to the contrary contained herein, RWB and Executive shall have their respective rights to seek and obtain injunctive relief with respect to any controversy, claim or dispute to the extent permitted by law. Claims for workers’ compensation benefits and unemployment insurance (or any other claims where mandatory arbitration is prohibited by law) are not covered hereunder and such claims may be presented by either Executive or RWB to the appropriate court or government agency. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH EXECUTIVE AND RWB GIVE UP ALL RIGHTS TO TRIAL BY JURY.

d.    Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive: at Executive’s most recent address on the records of RWB

If to RWB:

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810-789 West Pender Street

Vancouver, British Columbia

Canada, V6C 1H2

With a copy sent to:

Honigman LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226

Attn: Kim A. Dudek

Email: [REDACTED]

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually  received by the addressee.

e.    Sarbanes-Oxley Act of 2002. Notwithstanding anything herein  to the contrary, if RWB determines, in its good faith judgment, that any transfer or deemed transfer of funds hereunder is likely to be construed as a personal loan prohibited by Section 13(k) of the Exchange Act and the rules and regulations promulgated thereunder, then such transfer or deemed transfer shall not be made to the extent necessary or appropriate so as not to violate the Exchange Act and the rules and regulations promulgated thereunder.

f.    Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. In the event any provision or term hereof is deemed to have exceeded applicable legal authority or shall be in conflict with applicable legal limitations, such provision shall be reformed and rewritten as necessary to achieve consistency and compliance with such applicable law.

g.    Withholding. RWB may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation. In addition, notwithstanding any other provision of this Agreement, RWB may, in its sole discretion, withhold and pay over to the Internal Revenue Service or any other applicable taxing authority, for the benefit of Executive, all or any portion of any Excise Tax Gross-Up Payment and Executive hereby consents to such withholding.

h.    No Waiver. Executive’s or RWB’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or RWB may have hereunder, including, without limitation, the right of Executive to terminate employment for Good Reason pursuant to Section 3(c) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

i.Entire Agreement. As of the Effective Date, this Agreement, the Indemnity Agreement , the Restrictive Covenant Agreement, each of which is being entered into between the parties concurrently herewith, and any equity award agreements entered into between RWB and Executive, constitute the final, complete and exclusive agreement between Executive and RWB with respect to the subject matter hereof and replaces and supersedes any and all other agreements, offers or promises, whether oral or written, made to Executive by RWB or any representative thereof.

j.     Counterparts. This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, Executive has hereunto set Executive’s hand and, pursuant to the authorization from the Board, RWB has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

EXECUTIVE                                                       RWB PLATINUM VAPE INC.

______________________________                      By:

Name: Cody Sadler                                                   Name: Brad Rogers

                                                                             Title: Chief Executive Officer

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EXHIBIT “A” PLATINUM VAPE ENTITIES

Entity Name
Vista Prime Management, LLC, a California limited liability company
GC Ventures 2, LLC, a Michigan LLC
Vista Prime 3, Inc. a California corporation
PV CBD LLC, a California limited liability company
Vista Prime 2, Inc., a California corporation

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EXHIBIT “B” INDEMNITY AGREEMENT

This Indemnity Agreement (“Agreement”) is made and entered into this     day of           , 2020, by and between RWB  Platinum Vape Inc.,  a California corporation (the “Company”), and the undersigned employee (“Employee”).

RECITALS

WHEREAS, Employee performs a valuable service to the Company and entities in its Platinum Vape division (“Platinum Vape”).

WHEREAS, in order to induce Employee to continue to serve the Company, the Company has determined and agreed to enter into this Agreement with Employee.

NOW, THEREFORE, in consideration of Employee’s continued service after the date hereof, the parties hereto agree as follows:

AGREEMENT

1. Indemnity of Employee. The Company hereby agrees to hold harmless and indemnify Employee to the fullest extent authorized or permitted by the provisions of the Bylaws and applicable law against any and all reasonably incurred expenses (including attorneys’ fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts that Employee becomes legally obligated to pay because of any claim or claims made against or by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative (including an action by or in the right of the Company) to which Employee is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that Employee is, was or at any time becomes a director, officer, Employee or other agent of Company, or is or was serving or at any time serves at the request of the Company as a director, officer, employee or other agent of another corporation, partnership, joint venture, trust, Employee benefit plan or other enterprise.

2. Limitations on Indemnity. No indemnity shall be paid by the Company:

(a) on account of Employee’s conduct that is established by a final judgment as knowingly unlawful, fraudulent or deliberately dishonest or that constituted gross negligence or willful misconduct;

(b) for which payment is actually made to Employee under a valid and collectible insurance policy or under a valid and enforceable indemnity clause, bylaw or agreement, except in respect of any excess beyond payment under such insurance, clause, bylaw or agreement; or

(c) if indemnification is not lawful.

3. Continuation of Indemnity. All agreements and obligations of the Company contained herein shall continue during the period Employee is a director, officer, Employee or other agent of the Company (or is or was serving at the request of the Company as a director, officer, Employee or other agent of another corporation, partnership, joint venture, trust, Employee benefit plan or other enterprise) and shall continue thereafter so long as Employee shall be subject to any possible claim or threatened, pending or completed

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action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative, by reason of the fact that Employee was serving in the capacity referred to herein.

4. Partial Indemnification. Employee shall be entitled under this Agreement to indemnification by the Company for a portion of reasonably incurred expenses (including attorneys’ fees), witness fees, damages, judgments, fines and amounts paid in settlement and any other amounts that Employee becomes legally obligated to pay in connection with any action, suit or proceeding referred to in Section 1 hereof even if not entitled hereunder to indemnification for the total amount thereof, and the Company shall indemnify Employee for the portion thereof to which Employee is entitled.

5. Notification and Defense of Claim. Not later than thirty (30) days after receipt by Employee of notice of the commencement of any action, suit or proceeding, Employee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof; but the omission so to notify the Company will not relieve it from any liability which it may have to Employee otherwise than under this Agreement. With respect to any such action, suit or proceeding as to which Employee notifies the Company of the commencement thereof:

(a) the Company will be entitled to participate therein at its own expense;

(b)   except as otherwise provided below, the Company may, at its option and jointly with any other indemnifying party similarly notified and electing to assume such defense, assume the defense thereof, with counsel reasonably satisfactory to Employee. After notice from the Company to Employee of its election to assume the defense thereof, the Company will not be liable to Employee under this Agreement for any legal or other expenses subsequently incurred by Employee in connection with the defense thereof except for reasonable costs of investigation or otherwise as provided below. Employee shall have the right to employ separate counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Employee unless (i) the employment of counsel by Employee has been authorized by the Company, (ii) Employee shall have reasonably concluded, and so notified the Company, that there is an actual conflict of interest between the Company and Employee in the conduct of the defense of such action or (iii) the Company shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of Employee’s separate counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Employee shall have made the conclusion provided for in clause (ii) above; and

(c)   the Company shall not be liable to indemnify Employee under this Agreement for any amounts paid in settlement of any action or claim affected without its written consent, which shall not be unreasonably withheld. The Company shall be permitted to settle any action except that it shall not settle any action or claim in any manner which would impose any penalty or limitation on Employee without Employee’s written consent, which may be given or withheld in Employee’s sole discretion.

6. Expenses. The Company shall advance, prior to the final disposition of any proceeding, promptly following request therefore, all expenses incurred by Employee in connection with such proceeding upon receipt of an undertaking by or on behalf of Employee to repay said amounts if it shall be determined ultimately that Employee is not entitled to be indemnified under the provisions of this Agreement, the Bylaws, applicable law or otherwise.

7. Enforcement. Any right to indemnification or advances granted by this Agreement to Employee shall be enforceable by or on behalf of Employee in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefore. Employee, in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. It shall be a defense to any action for which a claim for indemnification is made under Section 1 hereof (other than an action brought to enforce a claim for expenses pursuant to Section 6 hereof, provided that the required undertaking has been tendered to

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the Company) that Employee is not entitled to indemnification because of the limitations set forth in Section

2 hereof. Neither the failure of the Company (including its board of directors or its stockholders) to have made a determination prior to the commencement of such enforcement action that indemnification of Employee is proper in the circumstances, nor an actual determination by the Company (including its board of directors or its stockholders) that such indemnification is improper shall be a defense to the action or create a presumption that Employee is not entitled to indemnification under this Agreement or otherwise.

8. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Employee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

9. Non-Exclusivity of Rights. The rights conferred on Employee by this Agreement shall not be exclusive of any other right which Employee may have or hereafter acquire under any statute, provision of the Company’s Articles of Incorporation or Bylaws, agreement, vote of stockholders or directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding office.

10. Survival of Rights.

(a) The rights conferred on Employee by this Agreement shall continue after Employee has ceased to be a director, officer, Employee or other agent of the Company or to serve at the request of the Company as a director, officer, Employee or other agent of another corporation, partnership, joint venture, trust, Employee benefit plan or other enterprise and shall inure to the benefit of Employee’s heirs, executors and administrators.

(b) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

11. Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. Furthermore, if this Agreement shall be invalidated in its entirety on any ground, then the Company shall nevertheless indemnify Employee to the fullest extent provided by applicable law.

12. Governing Law. This Agreement shall be interpreted and enforced in accordance with the laws of the

State of Delaware.

13. Amendment and Termination. No amendment, modification, termination or cancellation of this

Agreement shall be effective unless in writing signed by both parties hereto.

14. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute but one and the same Agreement. Only one such counterpart need be produced to evidence the existence of this Agreement.

15. Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

16. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery if delivered by hand to the party to whom such communication was directed or (ii) upon the third business day after the date on which such communication

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was mailed if mailed by certified or registered mail with postage prepaid to the parties address of record, or to such other address as may have been furnished to Employee by the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first above written.

RWB PLATINUM VAPE INC.

By: Brad Rogers, Chief Executive Officer

EMPLOYEE

Cody Sadler

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EXHIBIT “C” RESTRICTIVE COVENANT AGREEMENT

This Restrictive Covenant Agreement (this “Agreement”) is dated as of     day of             , 2020 by and between, RWB Platinum Vape Inc., a California corporation (“RWB”), and Cody Sadler (“Executive”).

WHEREAS, concurrently with the execution of this Agreement, RWB and Executive have entered into (i) an Employment Agreement, pursuant to which RWB has agreed to employ Executive, and Executive has agreed to be employed by RWB (the “Employment Agreement”) and (ii) an Indemnity Agreement (the “Indemnity Agreement”);

WHEREAS, RWB and Executive agree that, in connection with the execution of the Employment Agreement and Executive’s employment, Executive will not engage in Competition with Platinum Vape pursuant to the terms and conditions hereof; and

WHEREAS, capitalized terms used herein without definition shall have the meanings ascribed thereto in the Employment Agreement.

NOW, THEREFORE, in furtherance of the foregoing and in exchange for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.    Restrictive Covenants.

(a)   Noncompetition. During the Employment Period and for two (2) years thereafter, Executive shall not engage in Competition (as defined below) with RWB or any of its Affiliates.   The term “Competition” for purposes of this Agreement shall mean the taking of any of the following actions by Executive in any state in the United States where Platinum Vape operates: (i) the conduct of, directly or indirectly (including, without limitation, engaging in, assisting or performing services for), any business that engages in any activity which is directly competitive with the business of Platinum Vape, whether such business is conducted by Executive individually or as principal, partner, officer, director, consultant, security holder, creditor, employee, stockholder, member or manager of any person, partnership, corporation, limited liability company or any other entity; and/or (ii) ownership of interests in any business which  is competitive, directly or indirectly, with any business carried on by Platinum Vape (or any successor thereto) or its Affiliates. Notwithstanding the foregoing, it is specifically agreed that Executive may devote time and attention to other activities that do compete with Platinum Vape outside the states in which it operates or those that do interfere with his obligations, duties and responsibilities to Platinum Vape (e.g. Executive may (A) own and rent real estate used for any purpose; (B) own or operate cannabis businesses that do not manufacture or distribute cannabis vape products, license technology, brands, processes or any other intellectual property involving cannabis vape products or provide services to any person or entity involving cannabis vape products in states where Platinum Vape has operations; or (C) own or operate any non-cannabis business in any jurisdiction). Notwithstanding the foregoing, RWB agrees that Executive may directly or through his Affiliates (i) own the Chula Vista Property referenced in Section 10 of Executive’s Employment Agreement with RWB, lease or sell the Chula Vista Property to a business that competes with Platinum Vape and RWB; provided that Executive is unaffiliated with the lessee/buyer, and license or sell the cannabis license/entitlements being applied for by C.S. Designs, Inc., a California corporation, for the Chula Vista Property, each subject to RWB’s election to have Platinum Vape occupy the Chula Vista Property in accordance with Section 10 of Executive’s Employment Agreement with RWB, and (ii) own the real property located at 31875

Corydon Rd, Suite 140, Lake Elsinore, CA (the “Lake Elsinore Property”), lease, license or sell the Lake Elsinore Property to a business that competes with Platinum Vape and/or RWB; provided that Executive is unaffiliated with the lessee/buyer, license or sell the cannabis license/CUP/ entitlements being applied for by Vista Prime Management, LLC, a California limited liability

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company, for the Lake Elsinore Property that are to be transferred to an Affiliate of Executive, and operate a cannabis micro business at the Lake Elsinore Property; provided such business does not include the manufacture or distribution of cannabis vape products (retail sales of cannabis vape products are permitted).

(b)   Nonsolicitation. During the Employment Period and for two (2) years thereafter, Executive shall not, directly or indirectly, (i) solicit the employment of or employ any person who is an employee and was an employee during the final twelve (12) months of the Employment Period or (ii) call on, solicit or service any supplier, licensee, licensor or other business relation of RWB or any of its Affiliates in order to induce or attempt to induce such Person to cease doing or decrease their business with RWB or any of its Affiliates, or in any way negatively interfere with the relationship between any such supplier, licensee, licensor or other business relation of RWB or any of its Affiliates.

(c)   Nondisclosure. Executive shall not disclose, copy, communicate, distribute, reveal or use any trade secrets, proprietary information or other Confidential Information concerning RWB or any of its Affiliates or any of their customers, except as Executive’s duties to RWB or any of its Affiliates may require during Executive’s employment with RWB or any of its Affiliates. The term “Confidential Information” for purposes of this Agreement means non-public, confidential, proprietary or trade secret information relating to, regarding, or known or used by, RWB or any of its Affiliates including, without limitation, any of the following: all confidential advertiser information, pricing information, discounts, financial plans, strategic business  plans, client information, lead and lead source information and arrangements, supplier information, computer programs, business processes and methods, website information and performance plans, security systems, financial data, information and plans, litigation, audits, investigations, financing arrangements, personnel, salaries and other compensation, advertising practices  and procedures, scripting techniques, and materials related thereto.   If ordered by a court of competent jurisdiction to disclose Confidential Information, Executive must provide written notice to the RWB of such order immediately and cooperate with it in seeking confidentiality safeguards.

(d)   Nondisparagement.  Executive shall not make any statement or any other expressions on television, radio, the internet or other media or to any third party which are in any way disparaging of Platinum Vape, RWB, or any of their respective Affiliates. RWB and its Affiliates shall not make any statement or any other expressions on television, radio, the internet or other media or to any third party which are in any way disparaging of Executive or any of his Affiliates. The foregoing does not prohibit either party or its Affiliates from providing truthful testimony or other statements in any (i) court proceeding or arbitration, including any hearing, deposition, trial or appeal, or (ii) mediation or other formal dispute resolution process, provided that such testimony or statements must be made solely in the course of such proceedings, arbitration or dispute resolution process and are not independently publicized or stated by the party or its Affiliates to any third party.

2.    IP Assignment. Executive acknowledges that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, patent applications, copyrightable work and mask work (whether or not including any Confidential Information) and all registrations or applications related thereto, all other proprietary information and all similar or related information (whether or not patentable) which relate to RWB’s or any of its Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive (whether alone or jointly with others) while employed by RWB or any of its Affiliates (“Work Product”), belong to RWB, and Executive hereby assigns, and agrees to assign, all of the above Work Product to RWB.   Executive and RWB understand and acknowledges that Work Product does not include, and any provision in this Agreement requiring Executive to assign (or otherwise providing for ownership by RWB of) rights to an invention does not

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apply to, any invention that Executive develops entirely on his or her own time without using RWB's or its Affiliates’ equipment, supplies, facilities, or trade secret information, except for those inventions that either (i) relate at the time of conception or reduction to practice of the invention to RWB’s business, or actual or demonstrably anticipated research or development of RWB or (ii) result from any work performed by Executive for RWB or its Affiliates. During and after the Employment Period, Executive agrees to reasonably cooperate with RWB to apply for, obtain, perfect, and transfer to RWB the Work Product as well as any and all intellectual property rights in the Work Product, at RWB’s expense. For the avoidance of doubt, Work Product shall not include any inventions that qualify fully for exclusion under the provisions of California Labor Code Section 2870, which states as follows:

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer. (b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

3.    Specific Performance. Executive acknowledges that in the event of breach or threatened breach by Executive of the terms of Section 1 hereof, RWB could suffer significant and irreparable harm that could not be satisfactorily compensated in monetary terms, and that the remedies at law available to RWB may otherwise be inadequate and RWB shall be entitled, in addition to any other remedies to which it may be entitled to under law or in equity, to specific performance of this Agreement by Executive including the immediate ex parte issuance, without bond, of a temporary restraining order enjoining Executive from any such violation or threatened violation of Section 1 hereof and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law and not otherwise limited by this Agreement. Executive hereby acknowledges and agrees that RWB shall not be required to post bond as a condition to obtaining or exercising any such remedies, and Executive hereby waives any such requirement or condition.

4.    Reasonableness of Covenants. Executive agrees that all of the covenants contained in this Agreement are reasonably necessary to protect the legitimate interests of RWB and its Affiliates, are reasonable with respect to time and territory and that he has read and understands the descriptions of the covenants so as to be informed as to their meaning and scope.

5.    Attorneys’ Fees. If any legal action, arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, the prevailing party shall be entitled to recover attorneys’ fees and costs as set forth in the Employment Agreement.

6.    No Alteration of Employment Status. The execution of this Agreement shall not be construed in any manner to alter Executive’s employment with RWB as provided in the Employment Agreement.

7.    Effect of Waiver. The waiver by either party of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach thereof or as a waiver of any other provision of this Agreement. The remedies set forth herein are nonexclusive and are in addition to any other remedies that RWB may have at law or in equity.

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8.   Severability. Any provision of this Agreement which is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such  jurisdiction or rendering that any other provisions of this Agreement invalid, illegal  or unenforceable in any other jurisdiction. Notwithstanding the foregoing,  if any provision of this Agreement should be deemed invalid, illegal or unenforceable because its scope or duration is considered excessive, such provision shall be modified so that the scope of the provision is reduced only to the minimum extent necessary to render the modified provision valid, legal and enforceable.

9.    Blue-Pencil. If any court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Agreement too lengthy or the geographic area covered too extensive, the other provisions of this Agreement shall nevertheless stand, the applicable term shall be deemed to be the longest period permissible by law under the circumstances and geographic area covered shall be deemed to comprise the largest territory permissible by law under the circumstances. The court in each case shall reduce the term and/or geographic area covered to permissible duration or size.

10. Representation by Counsel; Consent to Choice of Law and Forum Selection. Executive acknowledges that Executive has had a full and complete opportunity to consult with counsel and other advisors of Executive’s own choosing concerning the terms, enforceability and implications of this Agreement, that Executive was in fact represented by counsel and consulted with counsel in the drafting and execution of  this Agreement, and that RWB  has  not made any representations or warranties to Executive concerning the terms, enforceability or implications of this Agreement other than as reflected in this Agreement.   Executive, having consulted with counsel, expressly agrees to the provisions of this Agreement providing for an arbitral forum outside of the State of California and for the application of the law of the State of Delaware to this Agreement rather than the law of the State of California.

11. Governing Law; Arbitration. This Agreement shall be governed, construed, interpreted and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof. The parties irrevocably elect as the sole judicial forum for the adjudication of any matters relating to or arising out of this Agreement, and consent to the exclusive jurisdiction of, the federal and state courts of the State of Michigan. The parties further agree that any dispute arising out of or relating to this Agreement shall be subject to the mandatory arbitration terms of the Employment Agreement.

12. Entire Agreement. This Agreement, together with the Employment Agreement, the Indemnity Agreement and any equity award agreements between Executive  and RWB, contains  the entire agreement and understanding between RWB and Executive with respect to the subject matter hereof, and no representations, promises, agreements or understandings, written or oral, not herein or therein contained shall be of any force or effect.

13. Assignment. This Agreement may not be assigned by Executive, but may be assigned by RWB to any successor to its business and will inure to the benefit of and be binding upon any such successor.

14. Notice. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive: at Executive’s most recent address on the records of RWB,

If to RWB:

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810-789 West Pender Street

Vancouver, British Columbia

Canada, V6C 1H2

With a copy sent to:

Honigman LLP

660 Woodward Avenue

2290 First National Building

Detroit, Michigan 48226

Attn: Kim A. Dudek

Email: [REDACTED]

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

15. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

16. Amendments. No amendment or modification to this Agreement shall be valid unless in writing signed by Executive and an authorized officer of RWB.

17. Termination. This Agreement, and Executive’s obligations herein, shall terminate and be of no force or effect upon Executive’s termination of the Securities Purchase Agreement between, inter alia, Executive and RWB, due to RWB’s failure to pay the second payment (as defined in the Securities Purchase Agreement).

18. Executive’s Acknowledgment. Executive acknowledges (a) that he has had the opportunity to consult with independent counsel of his own choice concerning this Agreement, and (b) that he has read and understands this Agreement, is fully aware of its legal effect, and has entered into it freely based on his own judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

EXECUTIVE                                                          RWB PLATINUM VAPE INC.

______________________________                      By:

Name: Cody Sadler                                                   Name: Brad Rogers

                                                                             Title: Chief Executive Officer

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EXHIBIT “D” RELEASE OF CLAIMS

This Release Agreement (“Agreement”) is made effective in accordance with Section 4 below, by and between RWB Platinum Vape Inc. (“RWB” or the “Company”) and Cody Sadler (the “Executive”).

1.          Employment Agreement.   Executive understands and agrees that this Agreement is entered into in consideration for certain severance benefits and other promises made by the Company pursuant to Sections 4(a) and 4(c) of the Employment Agreement that Executive executed with the Company (the “Employment Agreement”), and that Executive is not entitled to receive any severance benefits unless and until this Agreement has become effective and irrevocable pursuant to Section 4, below.

2.          Release of Claims and Rights. Executive, on behalf of himself and all of his heirs, family members, executors, accountants, administrators, attorneys, agents, assigns, successors and representatives, fully and forever releases, acquits and discharges the Company and all of its affiliates, successors, predecessors, assigns, parents, subsidiaries, divisions (whether incorporated or unincorporated), and all of its and their past and present owners, directors, officers, trustees, employees and agents (in their individual and representative capacities) (collectively, the “Released Parties”) from and for all manner of claims, actions, suits, charges, grievances and/or causes of action, in law or in equity, existing by reason of and/or based upon any fact or set of facts, known or unknown, existing from the beginning of time through the date Executive signs this Agreement, whether known or unknown, suspected or unsuspected. For illustration purposes, the released claims include, but are not limited to, all claims and actions for or related to breach of implied or express contract; promissory estoppel; conversion; invasion of privacy; intentional infliction of emotional distress; negligence; fraud; defamation; wrongful discharge; discrimination; harassment; public policy violation; retaliation; any  other claim or cause of action Seaman may have under the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act (“OWBPA”), Title VII of the Civil Rights Act, the Family and  Medical Leave Act, the Genetic Information Nondiscrimination Act, the Americans with Disabilities Act, the Equal Pay Act, the Employee Retirement Income Security Act, the Civil Rights Act of 1991, Section 1981 of U.S.C. Title 42, the Worker Adjustment and Retraining Notification Act, the Whistleblower Protection Act, the California Labor Code, the California Fair Employment and Housing Act (as amended), and any other federal, state, or local statute or law; and any claim or recovery for any type of damages, compensation, bonus, attorneys’ fees, costs, or other relief that is or may be available to Executive. Executive acknowledges and agrees that the release contained in this Section 2 is intended to and shall be construed broadly to release any and all claims which Executive may have against the Released Parties, including, but not limited to, relating to and/or arising out of Executive’s employment and/or the cessation of his employment with any of the Released Parties and/or otherwise.   To the fullest extent permitted by law, Executive will not take any action that is contrary to the promises he has made in this Agreement.

3.          Covenant Not to Sue; Exclusions.

(a)         To the fullest extent permitted by law, Executive agrees not to file or initiate a lawsuit in any court or initiate an arbitration proceeding asserting any of the claims released pursuant to this Agreement. Executive further agrees that Executive will not permit himself to be a member of any class action and/or collective action in any court or in any arbitration proceeding seeking relief based on any claims released pursuant to this Agreement. Further, while nothing in this Agreement precludes Executive from filing a charge with a governmental or administrative agency or participating in any investigation, hearing, or proceeding of such agency, Executive agrees that (except as to possible whistleblower awards from the Securities and Exchange Commission), he will not be entitled to any personal relief or money damages arising out of such claims, whether pursued by him or any governmental agency, other person or group.

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(b)         Notwithstanding the foregoing, by signing this Agreement, Executive is not giving up: (i) any rights to vested benefits, such as pension or retirement benefits, the rights to which are governed by the terms of the applicable plan documents and award agreements; (ii) claims or rights that cannot be waived by operation of law,  such as claims for unemployment compensation or workers’ compensation benefits; (iii) claims to enforce this Agreement; or (iv) any monetary award offered by the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934.

4.          ADEA Notice. Executive acknowledges that he is waiving and releasing any claims he may have under the ADEA, the OWBPA and otherwise, and that this waiver and release is knowing and voluntary. Executive is advised to consult with an attorney who is not affiliated with any of the Released Parties before signing this Agreement. Executive has twenty-one (21) days from the date he receives this Agreement to consider this Agreement. Executive may knowingly and voluntarily waive all or part of this

21-day period by signing and returning this Agreement to the Company, per the notice provisions of the Employment Agreement, prior to the expiration of the 21-day period. In the event that this Agreement is signed and delivered, Executive has a period of seven (7) days from the signature date to revoke this Agreement. Any revocation shall be made in writing by Executive and delivered to the Company, per the notice provisions of the Employment Agreement, within the 7-day revocation period. This Agreement will become effective and enforceable only after the revocation period has expired, without any revocation having been communicated, and the day following the expiration of the revocation period will be the “Effective Date” of this Agreement.

5.          Unknown Claims; Section 1542. It is the intent of the parties that this Agreement shall be effective as a full and final accord and satisfaction and release of all released claims, whether known or unknown, as set forth above.   In furtherance of this intention, Executive acknowledges familiarity with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Executive expressly waives and releases any right or benefit which he may have under Section 1542 to the fullest extent that he may waive all such rights and benefits pertaining to the matters released in this Agreement. It is the intent of the parties, through this Agreement and with the advice of counsel, to fully, finally and forever settle and release all claims Executive may have against the Released Parties, whether known or unknown.

6.          Confidentiality of Agreement. Except as may be required by law, Executive will not in any manner disclose or communicate the existence of or any part of this Agreement to any other person except his spouse, his accountant or financial advisor to the limited extent needed for that person to prepare Executive’s tax returns, and his attorney. If Executive is required by law to disclose any of the terms of this Agreement, he must immediately provide written notice of that fact to the Company, enclose a copy of the subpoena and any other documents describing the legal obligation, and cooperate with the Company in objecting to such request and/or seeking confidentiality protections.

7.          Non-Admission of Liability.   The parties wish to resolve all disputes amicably and without additional costs and expenses. Nothing in this Agreement shall be construed as an admission of liability by any party or any Released Parties.

8.          Adequacy of Consideration. Executive acknowledges that the Company’s promises set forth throughout this Agreement and Sections 4(a) and 4(c) of the Employment Agreement would not be provided unless Executive signed this Agreement and are each separate and adequate consideration for this Agreement, including Executive’s release of claims.

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9.          Non-Assistance. To the fullest extent permitted by law, Executive will not cooperate with, or assist in, any claim, charge, lawsuit, investigation or arbitration against any of the Released Parties, unless required to do so by a lawfully issued subpoena, by court order or as expressly provided by regulation or statute. If Executive is served with a subpoena or is required by court order or otherwise to testify or produce documents in any type of proceeding involving any of the Released Parties, he must immediately advise the Company of same and cooperate with the Company in objecting to such request and/or seeking confidentiality protections.

10.        Binding Agreement; Assignment. Except as otherwise provided herein, this Agreement will be binding upon and inure to the benefit of the parties’ respective successors, permitted assigns and transferees, personal representatives, heirs and estates, as the case may be; provided,  however, that Executive’s rights and obligations under this Agreement may not be assigned without the prior written consent of the Company.

11.        Choice of Law; Attorneys’ Fees; Arbitration.   This Agreement and the rights and obligations of the parties hereunder will be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding any such laws that direct the application of the laws of any other jurisdiction. The Released Parties are intended third party beneficiaries of Executive’s obligations under this Agreement. In any action in which any of the Released Parties seeks to enforce this Agreement, in addition to available legal and equitable damages, it will be entitled to recover from Executive its reasonable attorneys’ fees and costs associated with such action. Any and all disputes related to or arising out of this Agreement shall be subject to the mandatory arbitration provisions of the Employment Agreement as though expressly incorporated herein.

12.        Return of Severance Benefits. In addition to any other legal and/or equitable remedies, if it is judicially determined that Executive has breached this Agreement or any other contractual or legal obligation Executive owes to any of the Released Parties, then the Company shall be entitled to suspend payment of the severance benefits set forth in Sections 4(a) and 4(d) of the Employment Agreement and Executive will be required to repay all severance benefits as set forth in Sections 4(a) and 4(d) of the Employment Agreement, provided that he may retain $5,000.   The exercise and/or availability of such remedy will not affect the validity of the release and other obligations of Executive as set forth in this Agreement or otherwise, nor will they limit the other legal and/or equitable remedies otherwise available to any of the Released Parties.

13.        Interpretation; Severability. This Agreement shall be enforceable to the fullest extent permitted by law. If any provision is held to be unenforceable, then such provision will be construed or revised in a manner so as to permit its enforceability to the fullest extent permitted by applicable law. If such provision cannot be reformed in that manner, such provision will be deemed to be severed from this Agreement, but every other provision of this Agreement will remain in full force and effect.

14.        Section 409A. This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations issued thereunder (“Section 409A”), or an exemption under Section 409A and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under or in connection with the execution of this Agreement will be made in a manner that complies with Code Section 409A or an applicable exemption.

15.        Entire Agreement. This Agreement reflects the entire agreement of the parties relative to the subject matter hereof, and supersedes all prior, contemporaneous, oral or  written understandings, agreements, statements, representations or promises regarding the subject matter hereof. For the avoidance of doubt, this Agreement does not supersede any post-termination obligations of Executive under the Employment Agreement, or any restrictive covenant agreement between Executive or any other Released Party, including but not limited to the Restrictive Covenant Agreement between RWB and Executive executed contemporaneously with the Employment Agreement. This Agreement may not be amended, modified, waived or terminated except in a writing signed by Executive and the Company’s signatory to this Agreement. Further, the waiver by a party of a breach of any provision of this Agreement by the other will

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not operate or be construed as a waiver of any subsequent breach of the same or other provision of this

Agreement.

16.        Executive’s Acknowledgment.    Executive represents that he has fully read and understands the meaning and application of this Agreement and all exhibits thereto; that he is not relying on any representation, statement, and/or promise not set forth in this Agreement; that the Company and Released Parties have advised him/her to consult with independent legal counsel; and that Executive is signing this Agreement of his/her own free will.

The parties hereto confirm their agreement by the signatures shown below.

______________________________                      By:

Name: Cody Sadler                                                   Name: Brad Rogers

                                                                             Title: Chief Executive Officer

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EXHIBIT E Security Agreement

See attached.

35678285.16

Execution Version

SECURITY AGREEMENT

This SECURITY AGREEMENT, dated as of ________________, 2020 (this “Agreement”), is among RWB Platinum Vape Inc. (the “Company”), Red White & Bloom Brands, Inc. (“Parent”), the Subsidiaries of the Company set forth on the signature pages hereto (such subsidiaries, the “Subsidiaries” and, together with the Company, the “Debtors”) and the holders of the Company’s Convertible Promissory Notes due six three (3) years following their issuance, in the aggregate principal amount of $15,000,000.00 (the “Notes”) signatory hereto, their endorsees, transferees and assigns (collectively, the “Secured Parties)”).

W I T N E S S E T H:

WHEREAS, pursuant to the Purchase Agreement (as defined below), the Company has issued the Notes to the Secured Parties;

WHEREAS, in order to induce the Secured Parties to accept the Notes as part of the consideration payable under the Purchase Agreement, each Debtor has agreed to execute and deliver to the Secured Parties this Agreement and to grant the Secured Parties, pari passu with each other Secured Party and through the Agent (as defined in Section 18 hereof), a security interest in certain property of such Debtor to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Notes.

NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.   Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.  Terms used but not otherwise defined in this Agreement that are defined in Article 9 of the UCC (such as “account”, “chattel paper”, “commercial tort claim”, “deposit account”, “document”, “equipment”, “fixtures”, “general intangibles”, “goods”, “instruments”, “inventory”, “investment property”, “letter-of-credit rights”, “proceeds” and “supporting obligations”) shall have the respective meanings given such terms in Article 9 of the UCC.   In addition to the terms defined elsewhere in this Agreement, capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

(a)   “Collateral” means the collateral in which the Secured Parties are granted a security interest by this Agreement and which shall comprise all the Company’s ownership interests (shares or LLC memberships) in each Subsidiary (partially comprising the Pledged Securities) and all assets of each Subsidiary, including, without limitation, the following personal property of each Subsidiary, whether presently owned or existing or hereafter acquired or coming into existence, wherever situated, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Collateral and of insurance covering the same and of any tort claims in connection therewith, and all dividends, interest, cash, notes, securities, equity interest or other property at any time and from time to time acquired, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Securities (as defined below):

(i)        All goods, including, without limitation, (A) all machinery, equipment, computers, motor vehicles, trucks, tanks, boats, ships, appliances, furniture, special and general tools, fixtures, test and quality control devices and other equipment of every kind and nature and wherever situated, together with all documents of title and documents representing the same, all additions and accessions thereto, replacements therefor, all parts therefor, and all substitutes for any of the foregoing and all other items used and useful in connection with any Subsidiary’s businesses and all improvements thereto; and (B) all inventory;

(ii)       All contract rights and other general intangibles, including, without limitation, all partnership interests, membership interests, stock or other securities, rights under any of the Organizational Documents, agreements related to the Pledged Securities, licenses, distribution and other agreements, computer software (whether “off-the-shelf”, licensed from any third party or developed by any Subsidiary), computer software development rights, leases, franchises, customer lists, quality control procedures, grants and rights, goodwill, Intellectual Property (but excluding intent-to-use trademarks and related trademark applications) and income tax refunds;

(iii)      All accounts, together with all instruments, all documents of title representing any of the foregoing, all rights in any merchandising, goods, equipment, motor vehicles and trucks which any of the same may represent, and all right, title, security and guaranties with respect to each account, including any right of stoppage in transit;

(iv)      All documents, letter-of-credit rights, instruments and chattel paper;

(v)       All commercial tort claims; accounts);

(vi)      All deposit accounts and all cash (whether or not deposited in such deposit

(vii)     All investment property;

(viii)    All supporting obligations; programs; and

(ix)      All files, records, books of account, business papers, and computer

(x)       the products and proceeds of all of the foregoing Collateral set forth in clauses (i)-(ix) above.

Without limiting the generality of the foregoing, the “Collateral” shall include all investment property and general intangibles respecting ownership and/or other equity interests in each Subsidiary, including, without limitation, the shares of capital stock and the other equity interests listed on Schedule G hereto (as the same may be modified from time to time pursuant to the terms hereof), and any other shares of capital stock and/or other equity interests of any other direct or indirect subsidiary of any Subsidiary obtained in the future, and, in each case, all certificates representing such shares and/or equity interests and, in each case, all rights, options, warrants, stock, other securities and/or equity interests that may hereafter be received, receivable or distributed in respect of, or exchanged for, any of the foregoing and all rights arising under or

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in connection with the Pledged Securities, including, but not limited to, all dividends, interest and cash.

Notwithstanding the foregoing, nothing herein shall be deemed to constitute an assignment or encumbrance of any asset which, in the event of an assignment or encumbrance, becomes void by operation of applicable law or the assignment or encumbrance of which is otherwise prohibited by applicable law (in each case to the extent that such applicable law is not overridden by Sections

9-406, 9-407 and/or 9-408 of the UCC or other similar applicable law); provided, however, that, to the extent and upon becoming permitted by applicable law, this Agreement shall create a valid security interest in such asset at such time as it becomes permitted under applicable law, and, to the extent permitted by applicable law, this Agreement shall create a valid security interest in the proceeds of such asset; provided further, that the parties hereto agree that certain Cannabis Laws may prohibit or limit the ability of the Secured Parties to take a security interest in or foreclose on any Collateral subject to Cannabis Laws or Permits granted under Cannabis Laws, and notwithstanding anything to the contrary in any Transaction Document, no Collateral will be pledged hereunder or foreclosed on by any Secured Party except in accordance with applicable Cannabis Laws and Permits granted thereunder. The parties hereto agree that, as of the date hereof, the Cannabis Laws of the State of California and City of San Diego permit VPM’s Permits relating to Cannabis Laws to be included in the Collateral.

(b) “Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, (i) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office, (ii) all letters patent of the United States, any other country or any political subdivision thereof, all reissues and extensions thereof, and all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof, (iii) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade dress, service marks, logos, domain names and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, or otherwise, and all common law rights related thereto, (iv) all trade secrets arising under the laws of the United States, any other country or any political subdivision thereof, (v) all rights to obtain any reissues, renewals or extensions of the foregoing, (vi) all licenses for any of the foregoing, and (vii) all causes of action for infringement of the foregoing.

(c)   “Necessary Endorsement” means undated stock powers endorsed in blank or other proper instruments of assignment duly executed and such other instruments or documents as the Agent (as that term is defined below) may reasonably request.

(d) “Obligations” means all of the liabilities and obligations (primary, secondary, direct, contingent, sole, joint or several) due or to become due, or that are now or may be hereafter contracted or acquired, or owing to, of any Debtor to the Secured Parties under this Agreement

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and the Notes, in each case, whether now or hereafter existing, voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from any of the Secured Parties as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time.  Without limiting the generality of the foregoing, the term “Obligations” shall include, without limitation: (i) principal of, and interest on the Notes and the loans extended pursuant thereto; (ii) any and all other out-of-pocket fees, indemnities, costs, obligations and liabilities of the Debtors from time to time under or in connection with this Agreement or the Notes; and (iii) all amounts (including but not limited to post-petition interest) in respect of the foregoing that would be payable but for the fact that the obligations to pay such amounts are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving any Debtor.

(f)   “Organizational Documents” means, with respect to any Debtor, the documents by which such Debtor was organized (such as articles of incorporation, certificate of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such Debtor (such as bylaws, a partnership agreement or an operating, limited liability or members agreement).

(g) “Permitted Liens” means (i) Liens in favor of the Secured Parties, (ii) Liens for taxes, assessments or other governmental charges not delinquent or being contested in good faith by appropriate proceedings diligently conducted which stay the enforcement of any Lien and for which adequate reserves are being maintained by a Debtor; (iii) deposits or pledges to secure a Debtor’s obligations under worker’s compensation, social security or similar laws, or under unemployment insurance; (iv) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business; (v) Liens arising by virtue of the rendition, entry or issuance against a Debtor, or any property of a Debtor, of any judgment, writ, order or decree, provided that such Liens are in existence for less than forty five (45) consecutive days after it first arises or are being contested in good faith by appropriate proceedings diligently conducted which stay the enforcement of any Lien and for which adequate reserves are being maintained by such Debtor; (vi) mechanics’, workers’, materialmen’s or other like Liens arising in the ordinary course of business with respect to obligations which are not due or which are being contested in good faith by appropriate proceedings diligently conducted which stay the enforcement of any Lien; (vii) Liens in favor of third-party financing sources placed upon equipment or real estate hereafter acquired or leased to secure a portion of the purchase price or lease thereof, provided that such financing arrangements are subject to arm’s length and market terms and conditions and may be prepaid at any time in accordance with its terms; (viii) non- exclusive licenses of intellectual property, and leases or subleases of equipment or real property, in each case granted in the ordinary course of business and which do not interfere in any material respect with the operations of the business of the Debtors; (ix) easements, rights-of-way, restrictions, and other similar encumbrances against real property incurred in the ordinary course of business; (x) Liens arising from precautionary uniform commercial code financing statements; and (xi) Liens in favor of collecting banks arising under Section 4-210 of the UCC and Liens

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(including the right of set-off) in favor of a bank or other depository institution arising as a matter of law encumbering deposits.

(h) “Pledged Securities” shall have the meaning ascribed to such term in Section 4(g).

(i)   “Purchase Agreement” means the Securities Purchase Agreement, dated as of ______________, 2020 among, inter alia, the Company, Parent, each Subsidiary, and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

2.   Grant of Security Interest in Collateral. As an inducement for the Secured Parties to accept the consideration evidenced by the Notes and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Obligations, each Debtor hereby unconditionally and irrevocably pledges, grants and hypothecates to the Secured Parties a perfected, first priority security interest in and to, a lien upon and a right of set-off against all of their respective right, title and interest of whatsoever kind and nature in and to, the Collateral (a “Security Interest” and, collectively, the “Security Interests”).

3.   Delivery of Certain Collateral.  Contemporaneously or prior to the execution of this Agreement (but with respect to the Pledged Securities that are required to be held in escrow in accordance with the Purchase Agreement, promptly upon release from such escrow), each Debtor shall deliver or cause to be delivered to the Agent (a) any and all certificates and other instruments representing or evidencing the Pledged Securities (if any), and (b) any and all certificates and other instruments or documents representing any of the other Collateral, in each case, together with all Necessary Endorsements, including Necessary Endorsements for any Pledged Securities held in escrow.  The Debtors are, contemporaneously with the execution hereof, delivering to Agent, or have previously delivered to Agent, a true and correct copy of each Organizational Document governing any of the Pledged Securities. Notwithstanding anything contained herein, unless an Event of Default has occurred and is continuing, the Company shall have the right vote any Pledged Securities and receive dividends therefrom.

4.   Representations, Warranties, Covenants and Agreements of the Debtors. Except as set forth under the corresponding Section of the disclosure schedules delivered to the Secured Parties concurrently herewith (the “Disclosure Schedules”), which Disclosure Schedules shall be deemed a part hereof, each Debtor represents and warrants to, and covenants and agrees with, the Secured Parties as follows:

(a)   The Debtors have no place of business or offices where their respective books of account and records are kept (other than temporarily at the offices of its attorneys or accountants) or places where Collateral is stored or located, except as set forth on Schedule A attached hereto.  Except as specifically set forth on Schedule A, each Subsidiary is the record owner or lessee of the real property where such Collateral is located, and there exist no mortgages or other liens on any such real property except for Permitted Liens as set forth on Schedule A.  Except as disclosed on Schedule A, none of such Collateral is in the possession of any consignee, bailee, warehouseman, agent or processor.

(b) Except for Permitted Liens and as set forth on Schedule B attached hereto, the

Debtors are the sole owners of the Collateral (except for non-exclusive licenses granted by any

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Debtor in the ordinary course of business), free and clear of any liens, security interests, encumbrances, rights or claims, and are fully authorized to grant the Security Interests. Except as set forth on Schedule C attached hereto, there is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those that will be filed in favor of the Secured Parties pursuant to this Agreement) covering or affecting any of the Collateral.   Except as set forth on Schedule C attached hereto and except pursuant to this Agreement, as long as this Agreement shall be in effect, the Debtors shall not execute and shall not knowingly permit to be on file in any such office or agency any other financing statement or other document or instrument (except to the extent filed or recorded in favor of the Secured Parties pursuant to the terms of this Agreement and Permitted Liens).

(c)   No written claim has been received that any Collateral or any Debtor’s use of any Collateral violates the rights of any third party. There has been no adverse decision to any Debtor’s claim of ownership rights in or exclusive rights to use the Collateral in any jurisdiction or to any Debtor’s right to keep and maintain such Collateral in full force and effect, and there is no proceeding involving said rights pending or, to the best knowledge of any Debtor, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

(d) Each Debtor shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the locations set forth on Schedule A attached hereto and may not relocate such books of account and records or tangible Collateral unless it delivers to the Secured Parties at least thirty (30) days prior to such relocation written notice of such relocation and the new location thereof (which must be within the United States). Each Debtor shall cooperate in good faith with the Secured Parties in connection with filing appropriate financing statements under the UCC and other necessary documents which may need to be filed and recorded, and taking other steps to ensure the Security Interests remain created and perfected first priority liens in the Collateral in favor of the Secured Parties (to the extent such Collateral can be perfected by the filing of a UCC financing statement).

(e)   This Agreement creates in favor of the Secured Parties a valid first priority security interest in the Collateral, subject only to Permitted Liens, securing the payment and performance of the Obligations. Upon making the filings described in the immediately following paragraph, all security interests created hereunder in any Collateral which may be perfected by filing UCC financing  statements shall have been duly perfected.    Except for (i) the recordation of the Intellectual Property Security Agreement (as defined in Section 4(h) hereof) with respect to copyrights and copyright applications referred to in paragraph (z) in the United States Copyright Office, (ii) the recordation of the Intellectual Property Security Agreement with respect to patents and trademarks of the Debtors in the United States Patent and Trademark Office, and (iii) the delivery of the certificates and other instruments provided in Section 3, no action is necessary to create, perfect or protect the security interests created hereunder. Without limiting the generality of the foregoing, except for the foregoing, no consent of any third parties and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (x) the execution, delivery and performance of this Agreement, (y) the creation or perfection of the Security Interests created hereunder in the Collateral (to the

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extent such Collateral can be perfected by the filing of a UCC financing statement) or (z) the enforcement of the rights of the Agent and the Secured Parties hereunder.

(f)   Each Debtor hereby authorizes the Agent to file one or more financing statements under the UCC, with respect to the Security Interests, with the proper filing and recording agencies in any jurisdiction deemed proper by it.

(g) The capital stock and other equity interests listed on Schedule G hereto (including all uncertificated equity interests consisting of capital stock of any corporation as well as partnership or limited liability company interests of any other entity) (the “Pledged Securities”) represent all of the capital stock and other equity interests of the Subsidiaries, and represent all capital stock and other equity interests owned, directly or indirectly, by the Company as part of its Platinum Vape division. All of the Pledged Securities are validly issued, fully paid and nonassessable, and the Company is the legal and beneficial owner of the Pledged Securities, free and clear of any lien, security interest or other encumbrance except for the security interests created by this Agreement and other Permitted Liens.

(h) Except for Permitted Liens, each Debtor shall at all times maintain the liens and Security Interests provided for hereunder as valid and perfected, first priority (to the extent that such liens and Security Interests can be perfected by the filing of a UCC financing statement) liens and security interests in the Collateral in favor of the Secured Parties until this Agreement and the Security Interest hereunder shall be terminated pursuant to Section 14 hereof.  Each Debtor hereby agrees to use commercially reasonable efforts to defend the same against the claims of any and all persons and entities.   Each Debtor shall use commercially reasonable efforts to safeguard and protect all Collateral for the account of the Secured Parties.  At the request of the Agent, each Debtor will deliver to the Agent on behalf of the Secured Parties at any time or from time to time one or more financing statements pursuant to the UCC in form reasonably satisfactory to the Agent and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by the Agent to be, necessary or desirable to effect the rights and obligations provided for herein. Without limiting the generality of the foregoing, each Debtor shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security Interests hereunder (except to the extent such fees, taxes or other amounts are being contested in good faith), and each Debtor shall obtain and furnish to the Agent from time to time, upon demand, such releases and/or subordinations of claims and liens which may be required to maintain the priority of the Security Interests hereunder. In addition to the foregoing, each Debtor shall promptly execute and deliver to the Agent such further deeds, mortgages, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as the Agent may from time to time request and may in its sole discretion deem reasonably necessary to perfect, protect or enforce the Secured Parties’ security interest in the Collateral, including, without limitation, if applicable, the execution and delivery of a  separate  security agreement with respect to each Debtor’s Intellectual Property (“Intellectual Property Security Agreement”) in which the Secured Parties have been granted a security interest hereunder, substantially in a form reasonably acceptable to the Agent, which Intellectual Property Security Agreement, other than as stated therein, shall be subject to all of the terms and conditions hereof.

(i)   No Debtor will transfer, pledge, hypothecate, encumber, license, sell or otherwise dispose of any of the Collateral (except for Permitted Liens or non-exclusive licenses granted by

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a Debtor in its ordinary course of business, sales of inventory by a Debtor in its ordinary course of business and the replacement of worn-out or obsolete equipment by a Debtor in its ordinary course of business) without the prior written consent of the Secured Party.

(j)   Each Debtor shall keep and preserve its equipment, inventory and other tangible Collateral in good condition, repair and order (other than ordinary use wear and tear) and shall not operate or locate any such Collateral (or cause to be operated or located) in any area excluded from insurance coverage.

(k) Each Debtor  shall maintain with financially sound and reputable insurers, insurance with respect to the Collateral, including Collateral hereafter acquired, against loss or damage of the kinds and in the amounts customarily insured against by entities of established reputation having similar properties similarly situated and in such amounts as are customarily carried under similar circumstances by other such entities and otherwise as is prudent for entities engaged in similar businesses but in any event sufficient to cover the full replacement cost thereof. Each Debtor shall cause each insurance policy issued in connection herewith to provide, and the insurer issuing such policy to certify to the Agent, that (a) the Agent will be named as lender loss payee and additional insured under each such insurance policy; (b) if such insurance be proposed to be cancelled or materially changed for any reason whatsoever, such insurer will promptly notify the Agent and such cancellation or change shall not be effective as to the Agent for at least thirty (30) days after receipt by the Agent of such notice, unless the effect of such change is to extend or increase coverage under the policy; and (c) the Agent will have the right (but no obligation) at its election to remedy any default in the payment of premiums within thirty (30) days of notice from the insurer of such default. Loss payments received by any Debtor after an Event of Default occurs and is continuing or in excess of $100,000 for any occurrence or series of related occurrences, upon approval by Agent, which approval shall not be unreasonably withheld, delayed, denied or conditioned, loss payments in each instance will be applied by the applicable Debtor to the repair and/or replacement of property with respect to which the loss was incurred to the extent reasonably feasible, and any loss payments or the balance thereof remaining, to the extent not so applied, shall be paid to the Agent on behalf of the Secured Parties.

(l)   Each Debtor shall, within ten (10) days of obtaining knowledge thereof, advise the Secured Parties, in sufficient detail, of any material adverse change in the Collateral, and of the occurrence of any event that would have a material adverse effect on the value of the Collateral or on the Secured Parties’ security interest, through the Agent, therein.

(m) Upon reasonable prior notice (so long as no Event of Default has occurred or continuing, which in either such event, no prior notice is required), each Debtor shall permit the Agent and its representatives and agents to inspect the Collateral during normal business hours and to make copies of records pertaining to the Collateral as may be reasonably requested by the Agent from time to time.

(n) Each Debtor shall promptly notify the Secured Parties in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against any material portion of the Collateral and of any other information received by such Debtor that may materially affect the value of the Collateral, the Security Interest or the rights and remedies of the Secured Parties hereunder.

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(o) All information heretofore, herein or hereafter supplied to the Secured Parties by or on behalf of any Debtor with respect to the Collateral is accurate and complete in all material respects as of the date furnished.

(p) The Debtors shall at all times preserve and keep in full force and effect their respective valid existence and good standing and any rights and franchises material to its business. No Debtor will change its name, type of organization, jurisdiction of organization, organizational identification number (if it has one), legal or corporate structure, or identity, or add any new fictitious name unless it provides at least thirty (30) days’ prior written notice to the Secured Parties of such change and, at the time of such written notification, such Debtor provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(q) Except in the ordinary course of business, no Debtor may consign any of its inventory or sell any of its inventory on bill-and-hold, sale-or-return, sale-on-approval, or other conditional terms of sale without the consent of the Agent, which shall not be unreasonably withheld, delayed, denied, or conditioned.

(r)   No Debtor may relocate its chief executive office to a new location without providing thirty (30) days’ prior written notification thereof to the Secured Parties and so long as, at the time of such written notification, such Debtor provides any financing statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

(s)   Each Debtor was organized and remains organized solely under the laws of the state set forth next to such Debtor’s name in Schedule D attached hereto, which Schedule D sets forth each Debtor’s organizational identification number or, if any Debtor does not have one, states that one does not exist.

(t)   (i) The actual name of each Debtor is the name set forth in Schedule D attached hereto; (ii) no Debtor has any trade names except as set forth on Schedule E attached hereto; (iii) no Debtor has used any name other than that stated in the preamble hereto or as set forth on Schedule E for the preceding five (5) years; and (iv) no entity has merged into any Debtor or been acquired by any Debtor within the past five years except as set forth on Schedule E.

(u) Each Debtor, in its capacity as issuer, hereby agrees to comply with any and all orders and instructions of Agent regarding the Pledged Securities consistent with the terms of this Agreement without the further consent of any Debtor as contemplated by Section 8-106 (or any successor section) of the UCC.  Further, each Debtor agrees that it shall not enter into a similar agreement (or one that would confer “control” within the meaning of Article 8 of the UCC) with any other person or entity.

(v) Each Debtor shall cause each subsidiary of such Debtor to become a party hereto (an “Additional Debtor”) within twenty (20) days after such Debtor’s acquisition or formation of such Additional Debtor, by executing and delivering an Additional Debtor Joinder in substantially the form of Annex A attached hereto and comply with the provisions hereof applicable to the Debtors.  Concurrently therewith, the Additional Debtor shall deliver replacement schedules for,

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or supplements  to  all  other Disclosure Schedules  to  (or referred  to  in) this  Agreement,  as applicable, which replacement schedules shall supersede, or supplements shall modify, the Disclosure Schedules then in effect.  The Additional Debtor shall also deliver such authorizing resolutions, good standing certificates, incumbency certificates, organizational documents, financing statements and other information and documentation as the Agent may reasonably request.  Upon delivery of the foregoing to the Agent, the Additional Debtor shall be and become a party to this Agreement with the same rights and obligations as the Debtors, for all purposes hereof as fully and to the same extent as if it were an original signatory hereto and shall be deemed to have made the representations, warranties and covenants set forth herein as of the date of execution and delivery of such  Additional Debtor Joinder, and  all references herein  to the “Debtors” shall be deemed to include each Additional Debtor.

(w) Each Debtor shall vote the Pledged Securities to comply with the covenants and agreements set forth herein and in the Notes.

(x) Each Debtor shall register the pledge of the applicable Pledged Securities on the books of such Debtor. Each Debtor shall notify each issuer of Pledged Securities to register the pledge of the applicable Pledged Securities in the name of the Secured Parties on the books of such issuer.  Further, except with respect to certificated securities delivered to the Agent, the applicable Debtor shall deliver to Agent an acknowledgement of pledge (which, where appropriate, shall comply with the requirements of the relevant UCC with respect to perfection by registration) signed by the issuer of the applicable Pledged Securities, which acknowledgement shall confirm that: (a) it has registered the pledge on its books and records; and (b) at any time directed by Agent during the continuation of an Event of Default, such issuer will transfer the record ownership of such Pledged Securities into the name of any designee of Agent, will take such steps as may be necessary to effect the transfer, and will comply with all other instructions of Agent regarding such Pledged Securities without the further consent of the applicable Debtor, in each case subject to any conditions to or restrictions on such transfer under applicable laws.

(y) During the continuance of an Event of Default, Agent shall have the right to sell all or any of the Pledged Securities to another party or parties (herein called the “Transferee”) or shall purchase or retain all or any of the Pledged Securities, each Debtor shall, to the extent applicable: (i) deliver to Agent or the Transferee, as the case may be, the articles of incorporation, bylaws, minute books, stock certificate books, corporate seals, deeds, leases, indentures, agreements, evidences of indebtedness, books of account, financial records and all other Organizational Documents and records of the Debtors and their direct and indirect subsidiaries (but not including any items subject to the attorney-client privilege related to this Agreement or any of the transactions hereunder); (ii) use its best efforts to obtain resignations of the persons then serving as officers and directors of the Debtors and their direct and indirect subsidiaries, if so requested; and (iii) use best efforts to obtain any approvals that are required by any governmental or regulatory body in order to permit the sale of the Pledged Securities to the Transferee or the purchase or retention of the Pledged Securities by Agent and allow the Transferee or Agent to continue the business of the Debtors and their direct and indirect subsidiaries.

(z)   Without limiting the generality of the other obligations of the Debtors hereunder, each Debtor shall promptly (i) use commercially reasonable efforts to cause to be registered at the United States Copyright Office all of its material copyrights, (ii) following an Event of Default,

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upon the written request of the Agent, cause the security interest contemplated hereby with respect to all Intellectual Property registered at the United States Copyright Office or United States Patent and Trademark Office to be duly recorded at the applicable office, and (iii) give the Agent notice whenever it acquires (whether absolutely or by license) or creates any additional material Intellectual Property.

(aa) Each Debtor will from time to time, at the joint and several expense of the Debtors, promptly execute and deliver all such further instruments and documents, and take all such further action as may be reasonably necessary or desirable, or as the Agent may reasonably request, in order to perfect (to the extent such security interest can be perfected by the filing of a UCC financing statement) and protect any security interest granted or purported to be granted hereby or to enable the Secured Parties to exercise and enforce their rights and remedies hereunder and with respect to any Collateral or to otherwise carry out the purposes of this Agreement.

(bb) Schedule F attached hereto lists all of the patents, patent applications, trademarks, trademark applications, registered copyrights, and domain names owned by any of the Debtors as of the date hereof.  Schedule F lists all material licenses in favor of any Debtor for the use of any patents, trademarks, copyrights and domain names as of the date hereof.  All material patents and trademarks of the Debtors have been duly recorded at the United States Patent and Trademark Office and all material copyrights of the Debtors have been duly recorded at the United States Copyright Office.

(cc) Each Debtor shall promptly execute and deliver to the Agent such further deeds, mortgages, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as the Agent may from time to time request and may in its sole discretion deem necessary to perfect, protect or enforce the Secured Parties’ security interest in the Collateral.

(dd) Each Debtor will not transfer, pledge, hypothecate, encumber, license, sell or otherwise dispose of any of the Collateral (except for non-exclusive licenses granted by a Debtor in its ordinary course of business and sales of inventory by a Debtor in its ordinary course of business) without the prior written consent of the Agent.

5.   Effect of Pledge on Certain Rights. If any of the Collateral subject to this Agreement consists of nonvoting equity or ownership interests (regardless of class, designation, preference or rights) that may be converted into voting equity or ownership interests upon the occurrence of certain events (including, without limitation, upon the transfer of all or any of the other stock or assets of the issuer), it is agreed by Debtors that the pledge of such equity or ownership interests pursuant to this Agreement or the enforcement of any of Agent’s rights hereunder shall not be deemed to be the type of event which would trigger such conversion rights notwithstanding any provisions in the Organizational Documents or agreements to which any Debtor is subject or to which any Debtor is party.

6.   Defaults. The following events shall be “Events of Default”:

(a)   The occurrence of an Event of Default (as defined in the Notes) under the Notes;

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(b) Any representation or warranty of any Debtor in this Agreement shall prove to have been incorrect in any material respect when made;

(c)   The failure by any Debtor to observe or perform in any material respect any of its obligations hereunder for thirty (30) days after delivery to such Debtor of notice of such failure by or on behalf of a Secured Party unless such default is capable of cure but cannot be cured within such time frame and such Debtor is using commercially reasonable efforts to cure same in a timely fashion; or

(d) If any material provision of this Agreement shall at any time for any reason be declared to be null and void, or the validity or enforceability thereof shall be contested by any Debtor, or a proceeding shall be commenced by any Debtor, or by any governmental authority having jurisdiction over any Debtor, seeking to establish the invalidity or unenforceability thereof, or any Debtor shall deny that any Debtor has any liability or obligation purported to be created under this Agreement.

7.   Duty to Hold in Trust.

(a)   Upon the occurrence and during the continuance of any Event of Default and upon receipt of Agent’s written demand for the following, each Debtor shall upon receipt of any revenue, income, dividend, interest or other sums subject to the Security Interests, whether payable pursuant to the Notes or otherwise, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any such sum, hold the same in trust for the Secured Parties and shall forthwith endorse and transfer any such sums or instruments, or both, to the Agent, pro-rata in proportion to their respective then-currently outstanding principal amount of Notes for application to the satisfaction of the Obligations.

(b) If any Debtor shall become entitled to receive or shall receive any material securities or other property (including, without limitation, shares of Pledged Securities or instruments representing Pledged Securities acquired after the date hereof, or any options, warrants, rights or other similar property or certificates representing a dividend, or any distribution in connection with any recapitalization, reclassification or increase or reduction of capital, or issued in connection with any reorganization of such Debtor or any of its direct or indirect subsidiaries) in respect of the Pledged Securities (whether as an addition to, in substitution of, or in exchange for, such Pledged Securities or otherwise), such Debtor agrees to (i) accept the same as the agent of the Secured Parties; (ii) hold the same in trust on behalf of and for the benefit of the Secured Parties; and (iii) to deliver any and all certificates or instruments evidencing the same to Agent on or before the close of business on the fifth (5th) business day following the receipt thereof by such Debtor, in the exact form received together with the Necessary Endorsements, to be held by Agent subject to the terms of this Agreement as Collateral.

8.   Rights and Remedies Upon Default.

(a)   Upon the occurrence and during the continuance of any Event of Default, the Secured Parties, acting through the Agent, shall have the right to exercise all of the remedies conferred hereunder and under the Notes, and the Secured Parties shall have all the rights and

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remedies of a secured party under the UCC.  Without limitation, the Agent, for the benefit of the

Secured Parties, shall have the following rights and powers:

(i)   The Agent shall have the right to take possession of the Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and each Debtor shall assemble the Collateral and make it available to the Agent at places which the Agent shall reasonably select, whether at such Debtor’s premises or elsewhere, and make available to the Agent, without rent, all of such Debtor’s respective premises and facilities for the purpose of the Agent taking possession of, removing or putting the Collateral in saleable or disposable form.

(ii) Upon written notice to the Debtors by Agent, all rights of each Debtor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise and all rights of each Debtor to receive the dividends and interest which it would otherwise be authorized to receive and retain, shall cease.  Upon such written notice, Agent shall have the right to receive, for the benefit of the Secured Parties, any interest, cash dividends or other payments on the Collateral and, at the option of Agent, to exercise in such Agent’s discretion all voting rights pertaining thereto.  Without limiting the generality of the foregoing, Agent shall have the right (but not the obligation) to exercise all rights with respect to the Collateral as it were the sole and absolute owner thereof, including, without limitation, to vote and/or to exchange, at its sole discretion, any or all of the Collateral in connection with a merger, reorganization, consolidation, recapitalization or other readjustment concerning or involving the Collateral or any Debtor or any of its direct or indirect subsidiaries.

(iii) The Agent shall have the right to operate the business of each Debtor using the Collateral and shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon such terms and conditions as the Agent may deem commercially reasonable, all without (except as shall be required by applicable statute and cannot be waived)  advertisement or demand upon or notice to any Debtor or right of redemption of a Debtor, which are hereby expressly waived. Upon each such sale, lease, assignment or other transfer of Collateral, the Agent, for the benefit of the Secured Parties, may, unless prohibited by applicable law which cannot be waived, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of any Debtor, which are hereby waived and released.

(iv) The Agent shall have the right (but not the obligation) to notify any account debtors and any obligors under instruments or accounts to make payments directly to the Agent, on behalf of the Secured Parties, and to enforce the Debtors’ rights against such account debtors and obligors.

(v) The Agent, for the benefit of the Secured Parties, may (but is not obligated to) direct any financial intermediary or any other person or entity holding any investment property to transfer the same to the Agent, on behalf of the Secured Parties, or its designee.

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(vi) The Agent may (but is not obligated to) transfer any or all Intellectual Property registered in the name of any Debtor at the United States Patent and Trademark Office and/or Copyright Office into the name of the Secured Parties or any designee or any purchaser of any Collateral.

(b) The Agent shall comply with any applicable law in connection with a disposition of Collateral and such compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.  The Agent may sell the Collateral without giving any warranties and may specifically disclaim such warranties. If the Agent sells any of the Collateral on credit, the Debtors will only be credited with payments actually made by the purchaser.  In addition, each Debtor waives (except as shall be required by applicable statute and cannot be waived) any and all rights that it may have to a judicial hearing in advance of the enforcement of any of the Agent’s rights and remedies hereunder, including, without limitation, its right following an Event of Default to take immediate possession of the Collateral and to exercise its rights and remedies with respect thereto.

(c)   For the purpose of enabling the Agent to further exercise rights and remedies under this Section 8 or elsewhere provided by agreement or applicable law, each Debtor hereby grants to the Agent, for the benefit of the Agent and the Secured Parties, an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to such Debtor) to use, license or sublicense following an Event of Default, any Intellectual Property now owned or hereafter acquired by such Debtor, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof.

9.   Applications of Proceeds. Upon the occurrence and during the continuance of any Event of Default, the proceeds of any sale, lease or other disposition by the Agent of the Collateral hereunder or from payments made to the Agent on account of any insurance policy insuring any portion of the Collateral shall be applied first, to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral, to the reasonable attorneys’ fees and expenses incurred by the Agent in enforcing the Secured Parties’ rights hereunder and in connection with collecting, storing and disposing of the Collateral, and then to satisfaction of the Obligations pro rata among the Secured Parties (based on then-outstanding principal amounts of Notes at the time of any such determination), and to the payment of any other amounts required by applicable law, after which the Secured Parties shall pay to the applicable Debtor any surplus proceeds. If, upon the sale, license or other disposition of all of the Collateral, the proceeds thereof are insufficient to pay all amounts to which the Secured Parties are legally entitled, the Debtors will be liable for the deficiency, together with interest thereon, at the rate of 10% per annum or the lesser amount permitted by applicable law (the “Default Rate”), and the reasonable fees of any attorneys employed by the Secured Parties to collect such deficiency.  To the extent permitted by applicable law, each Debtor waives all claims, damages and demands against the Secured Parties arising out of the repossession, removal, retention or sale of the Collateral, unless due solely to the gross negligence or willful misconduct of the Secured Parties as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.

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10. Securities Law Provision.  Each Debtor recognizes that Agent may be limited in its ability to effect a sale to the public of all or part of the Pledged Securities by reason of certain prohibitions in the Securities Act of 1933, as amended, or other federal or state securities laws (collectively, the “Securities Laws”), and may be compelled to resort to one or more sales to a restricted group of purchasers who may be required to agree to acquire the Pledged Securities for their own account, for investment and not with a view to the distribution or resale thereof.  Each Debtor agrees that sales so made may be at prices and on terms less favorable than if the Pledged Securities were sold to the public, and that Agent has no obligation to delay the sale of any Pledged Securities for the period of time necessary to register the Pledged Securities for sale to the public under the Securities Laws.  Each Debtor shall cooperate with Agent in its attempt to satisfy any requirements under the Securities Laws (including, without limitation, registration thereunder if requested by Agent) applicable to the sale of the Pledged Securities by Agent.

11. Costs and Expenses. Each Debtor agrees to pay all reasonable out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements pursuant to the UCC, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by the Agent.  The Debtors shall also pay all other claims and charges which in the reasonable opinion of the Agent is reasonably likely to prejudice, imperil or otherwise affect the Collateral or the Security Interests therein.  The Debtors will also, upon demand, pay to the Agent the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Agent, for the benefit of the Secured Parties, may incur in connection with the creation, perfection, protection, satisfaction, foreclosure, collection or enforcement of the Security Interest and the preparation, administration, continuance, amendment or enforcement of this Agreement and pay to the Agent the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Agent, for the benefit of the Secured Parties, and the Secured Parties may incur in connection with (i) the enforcement of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement of any of the rights of the Secured Parties under the Notes.

12. Responsibility for Collateral. The Debtors assume all liabilities and responsibility in connection with all Collateral, and the Obligations shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason. Without limiting the generality of the foregoing and except as required by applicable law, (a) neither the Agent nor any Secured Party (i) has any duty (either before or after an Event of Default) to collect any amounts in respect of the Collateral or to preserve any rights relating to the Collateral, or (ii) has any obligation to clean-up or otherwise prepare the Collateral for sale, and (b) each Debtor shall remain obligated and liable under each contract or agreement included in the Collateral to be observed or performed by such Debtor thereunder.  Neither the Agent nor any Secured Party shall have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by the Agent or any Secured Party of any payment relating to any of the Collateral, nor shall the Agent or any Secured Party be obligated in any manner to perform any of the obligations of any Debtor under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by the Agent or any Secured Party in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to

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enforce any performance or to collect the payment of any amounts which may have been assigned to the Agent or to which the Agent or any Secured Party may be entitled at any time or times.

13. Security Interests Absolute. All rights of the Secured Parties and all obligations of each Debtor hereunder, shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Notes or any agreement entered into in connection with the foregoing, or any portion hereof or thereof, against any other Debtor; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Notes or any other agreement entered into in connection with the foregoing; (c) any exchange, release or nonperfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any guarantee, or any other security, for all or any of the Obligations; (d) any action by the Secured Parties to obtain, adjust, settle and cancel in its sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to a Debtor, or a discharge of all or any part of the Security Interests granted hereby.  Until the Obligations shall have been paid and performed in full (other than contingent obligations for which no claim has been made), the rights of the Secured Parties shall continue even if the Obligations are barred for any  reason, including, without limitation, the running  of the statute of limitations. Each Debtor expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance. In the event that at any time any transfer of any Collateral or any payment received by the Secured Parties hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the United States, or shall be deemed to be otherwise due to any party other than the Secured Parties, then, in any such event, each Debtor’s obligations hereunder shall survive cancellation of this Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof.  Each Debtor waives all right to require the Secured Parties to proceed against any other person or entity or to apply any Collateral which the Secured Parties may hold at any time, or to marshal assets, or to pursue any other remedy. Each Debtor waives any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

14. Term of Agreement. This Agreement and the Security Interests shall terminate on the date on which all payments under the Notes have been paid in full and all other Obligations (other than contingent obligations for which no claim has been made) have been paid or discharged; provided, however, that all indemnities of the Debtors contained in this Agreement (including, without limitation, Annex B hereto) shall survive and remain operative and in full force and effect regardless of the termination of this Agreement.

15. Power of Attorney; Further Assurances.

(a)   Each Debtor authorizes the Agent, and does hereby make, constitute and appoint the Agent and its officers, agents, successors or assigns with full power of substitution, as such Debtor’s true and lawful attorney-in-fact, with power, in the name of the Agent or such Debtor, to, after the occurrence and during the continuance of an Event of Default, (i) endorse any note, checks, drafts, money orders or other instruments of payment (including payments payable under

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or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Agent; (ii) to sign and endorse any financing statement pursuant to the UCC or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) to transfer any Intellectual Property or provide licenses respecting any Intellectual Property; and (vi) generally, at the option of the Agent, and at the expense of the Debtors, at any time, or from time to time, to execute and deliver any and all documents and instruments and to do all acts and things which the Agent deems necessary to protect, preserve and realize upon the Collateral and the Security Interests granted therein in order to effect the intent of this Agreement and the Notes all as fully and effectually as the Debtors might or could do; and each Debtor hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations shall be outstanding.  The designation set forth herein shall be deemed to amend and supersede  any inconsistent provision in the  Organizational Documents or  other documents or agreements to which any  Debtor is subject or to which any Debtor is a party. Without limiting the generality of the foregoing, after the occurrence and during the continuance of an Event of Default, each Secured Party is specifically authorized to execute and file any applications for or instruments of transfer and assignment of any patents, trademarks, copyrights or other Intellectual Property with the United States Patent and Trademark Office and the United States Copyright Office.

(b) Each Debtor hereby irrevocably appoints the Agent as such Debtor’s attorney-in- fact, with full authority in the place and instead of such Debtor and in the name of such Debtor, from time to time in the Agent’s discretion, to take any action and to execute any instrument which the Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including the filing, in its sole discretion, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of such Debtor where permitted by law, which financing statements may (but need not) describe the Collateral as “all assets” or “all personal property” or words of like import, and ratifies all such actions taken by the Agent.  This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations shall be outstanding.

16. Notices.  All notices, requests, demands and other communications hereunder shall be subject to the notice provision of the Purchase Agreement.

17. Other Security. To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, firm, corporation or other entity, then the Agent shall have the right, in its sole discretion, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of the Secured Parties’ rights and remedies hereunder.

18. Appointment of Agent. If and as applicable, the Secured Parties hereby appoint George Sadler to act as their agent (“Agent”) for purposes of exercising any and all rights and remedies of the Secured Parties hereunder.   Such appointment shall continue until revoked in

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writing by the Secured Parties, at which time the Secured Parties shall appoint a new Agent. The Agent shall have the rights, responsibilities and immunities set forth in Annex B hereto.

19. Miscellaneous.

(a)   No course of dealing between the Debtors and the Secured Parties, nor any failure to exercise, nor any delay in exercising, on the part of the Secured Parties, any right, power or privilege hereunder or under the Notes shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) All of the rights and remedies of the Secured Parties with respect to the Collateral, whether established hereby or by the Notes or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

(c)   This Agreement, together with the exhibits and schedules hereto, contains the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement and the exhibits and schedules hereto. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Debtors and the Secured Party, or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.

(d) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(e)   No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

(f)   This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company and the Subsidiaries may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Agent (other than by merger). Any Secured Party may assign any or all of its rights under this Agreement to any Person (as defined in the Purchase Agreement) to whom such Secured Party assigns or transfers any Obligations, provided such transferee agrees in writing to be bound, with respect to

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the transferred Obligations, by the provisions of this Agreement that apply to the “Secured Parties.”

(g) Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

(h) Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof.  Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, each Debtor agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and the Notes (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in San Diego County.  Except to the extent mandatorily governed by the jurisdiction or situs where the Collateral is located, each Debtor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in San Diego County for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such proceeding is improper.    Each  party hereto  hereby irrevocably waives, to  the fullest extent permitted  by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(i)   This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement.   In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(j)   All Debtors shall jointly and severally be liable for the obligations of each Debtor to the Secured Parties hereunder.

(k) Each Debtor agrees to indemnify, pay and hold harmless the Agent and the Secured Parties and their respective assignees and affiliates and their respective officers, directors, employees, agents, consultants, auditors, and attorneys of any of them (collectively, “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, actions,  judgments, suits,  claims,  costs, expenses and  disbursements of  any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Purchaser Indemnitee shall be designated a party thereto) imposed on, incurred by or asserted against such Indemnitee in any way related to or arising from or alleged to arise from this Agreement or the Collateral, except any such losses, claims, liabilities, damages, penalties, suits, costs and expenses which result from the gross negligence or willful misconduct

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of the Indemnitee; provided that the Debtors shall not be obligated to indemnify the Indemnitees, or have any liability, in excess of the aggregate Purchase Price (as defined in the Purchase Agreement).  This indemnification provision is in addition to, and not in limitation of, any other indemnification provision in the Notes, the Purchase Agreement or any other agreement, instrument or other document executed or delivered in connection herewith or therewith.

(l)   Nothing in this Agreement shall be construed to subject Agent or any Secured Party to liability as a partner in any Debtor or any if its direct or indirect subsidiaries that is a partnership or as a member in any Debtor or any of its direct or indirect subsidiaries that is a limited liability company, nor shall Agent or  any Secured Party be  deemed to have  assumed any obligations under any partnership agreement or limited liability company agreement, as applicable, of any such Debtor or any of its direct or indirect subsidiaries or otherwise, unless and until any such Secured Party exercises its right to be substituted for such Debtor as a partner or member, as applicable, pursuant hereto.

(m) To the extent that the grant of the security interest in the Collateral and the enforcement of the terms hereof require the consent, approval or action of any partner or member, as applicable, of any Debtor or any direct or indirect subsidiary of any Debtor or compliance with any provisions of any of the Organizational Documents, the Debtors hereby represent that all such consents and approvals have been obtained.

(n) The parties hereto expressly acknowledge and agree that (i) the use, possession, cultivation, manufacture, transportation, purchase and sale of cannabis is federally illegal, (ii) the federal laws and certain states’ laws regarding the use, possession, cultivation, transportation, manufacture and furnishing of cannabis (the “Industry”) are in conflict; (iii) engaging in the lawful conduct of business operations in the Industry under state law may risk criminal or civil forfeiture, violation of federal law, and heightened risk of criminal or civil prosecution, crime and violence; and (iv) such inherent risks are assumed by each party hereto, and party hereto has elected to execute and fulfill this Agreement despite such risks and waives any defense to enforcement of this Agreement based on cannabis being federally illegal.

[SIGNATURE PAGE OF DEBTORS FOLLOWS]

25

IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be duly executed on the day and year first above written.

RWB PLATINUM VAPE INC.

By:__________________________________________

Name: Brad Rogers

Title:    Chief Executive Officer

VISTA PRIME MANAGEMENT, LLC

By:__________________________________________

     Name:

    Title:

GC VENTURES 2, LLC

By:__________________________________________

Name:

Title:

VISTA PRIME 2, INC.

By:__________________________________________

Name:

Title:

VISTA PRIME 3, INC.

By:__________________________________________

Name:

Title:

PV CBD LLC

By:__________________________________________

Name:

Title:

[Security Agreement]

[SIGNATURE PAGE OF HOLDERS FOLLOWS]

{00956613.DOCX;2 }

ANNEX A

to

SECURITY AGREEMENT

FORM OF ADDITIONAL DEBTOR JOINDER

Security Agreement  dated  as of              , 2020 made by RWB Platinum  Vape Inc. and its Subsidiaries (as defined therein) party thereto from time to time, as Debtors to and in favor of the Secured Parties identified therein (the “Security Agreement”).

Reference is made to the Security Agreement as defined above; capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in, or by reference in, the Security Agreement.

The undersigned hereby agrees that, upon delivery of this Additional Debtor Joinder to the Secured Parties referred to above, the undersigned shall (a) be an Additional Debtor under the Security Agreement, (b) have all the rights and obligations of the Debtors under the Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and (c) be deemed to have made the representations and warranties set forth therein as of the date of execution and delivery of this Additional Debtor Joinder. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERSIGNED SPECIFICALLY GRANTS TO THE SECURED PARTIES A SECURITY INTEREST IN THE COLLATERAL AS MORE FULLY SET FORTH IN THE SECURITY AGREEMENT AND ACKNOWLEDGES AND AGREES TO THE WAIVER OF JURY TRIAL PROVISIONS SET FORTH THEREIN.

Attached hereto are supplemental and/or replacement Disclosure Schedules to the Security

Agreement, as applicable.

An executed copy of this Joinder shall be delivered to the Secured Parties, and the Secured Parties may rely on the matters set forth herein on or after the date hereof. This Joinder shall not be modified, amended or terminated without the prior written consent of the Secured Parties.

IN WITNESS WHEREOF, the undersigned has caused this Joinder to be executed in the name and on behalf of the undersigned.

[Name of Additional Debtor]

By:__________________________________________

Name:

Title:

Address:

Dated:

{00956613.DOCX;2 }

ANNEX B

to

SECURITY AGREEMENT THE AGENT

1.         Appointment. The Secured Parties (all capitalized terms used herein and not otherwise defined shall have the respective meanings provided in the Security Agreement to which this Annex B is attached (the “Agreement”)), by their acceptance of the benefits of the Agreement, hereby designate George Sadler (“Agent”) as the Agent to act as specified herein and in the Agreement.  Each Secured Party shall be deemed irrevocably to authorize the Agent to take such action on its behalf under the provisions of the Agreement and any other Transaction Document (as such term is defined in the Purchase Agreement) and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto.  The Agent may perform any of its duties hereunder by or through its agents or employees.

2.         Nature of Duties.  The Agent shall have no duties or responsibilities except those expressly set forth in the Agreement.  Neither  the Agent nor any of its partners, members, shareholders, officers, directors, employees or agents shall be liable for any action taken or omitted by it as such under the Agreement or hereunder or in connection herewith or therewith, be responsible for the consequence of any oversight or error of judgment or answerable for any loss, unless caused solely by its or their gross negligence or willful misconduct as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.  The duties of the Agent shall be mechanical and administrative in nature; the Agent shall not have by reason of the Agreement or any other Transaction Document a fiduciary relationship in respect of any Debtor or any Secured Party; and nothing in the Agreement or any other Transaction Document (as defined in the Purchase Agreement), expressed or implied, is intended to or shall be so construed as to impose upon the Agent any obligations in respect of the Agreement or any other Transaction Document except as expressly set forth herein and therein.

3.         Lack of Reliance on the Agent. Independently and without reliance upon the Agent, each Secured Party, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Company and its subsidiaries in connection with such Secured Party’s investment in the Debtors, the creation and continuance of the Obligations, the transactions contemplated by the Transaction Documents, and the taking or not taking of any action in connection therewith, and (ii) its own appraisal of the creditworthiness of the Company and its subsidiaries, and of the value of the Collateral from time to time, and the Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Secured Party with any credit, market or other information with respect thereto, whether coming into its possession before any Obligations are incurred or at any time or times thereafter.  The Agent shall not be responsible to the Debtors or any Secured Party for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith, or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of the Agreement or any other Transaction Document, or for the financial condition of the Debtors or the value of any of the Collateral, or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of the Agreement or any other Transaction Document, or the financial condition of the Debtors, or the value of any of the Collateral, or the existence or possible existence of any default or Event of Default under the Agreement, the Notes or any of the other Transaction Documents.

4.   Certain Rights of the Agent.  The Agent shall have the right to take any action with respect to the Collateral, on behalf of all of the Secured Parties. To the extent practical, the Agent shall request instructions from the Secured Parties with respect to any material act or action (including failure to act) in connection with the Agreement or any other Transaction Document, and shall be entitled to act or refrain from acting in accordance with the instructions of the Secured Party; if such instructions are not provided despite the Agent’s request therefor, the Agent shall be entitled to refrain from such act or taking such action, and if such action is taken, shall be entitled to appropriate indemnification from the Secured Parties in respect of actions to be taken by the Agent; and the Agent shall not incur liability to any  person or entity  by reason of so refraining.  Without limiting the foregoing, (a) no Secured Party shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting hereunder in accordance with the terms of the Agreement or any other Transaction Document, and the Debtors shall have no right to question or challenge the authority of, or the instructions given to, the Agent pursuant to the foregoing and (b) the Agent shall not be required to take any action that the Agent believes (i) could reasonably be expected to expose it to personal liability or (ii) is contrary to this Agreement, the Transaction Documents or applicable law.

5.   Reliance.  The Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, cablegram, radiogram, order or other document or telephone message signed, sent or made by the proper person or entity, and, with respect to all legal matters pertaining to the Agreement and the other Transaction Documents and its duties thereunder, upon advice of counsel selected by it and upon all other matters pertaining to this Agreement and the other Transaction Documents and its duties thereunder, upon advice of other experts selected by it. Anything to the contrary notwithstanding, the Agent shall have no obligation whatsoever to any Secured Party to assure that the Collateral exists or is owned by the Debtors or is cared for, protected or insured or that the liens granted pursuant to the Agreement have been properly or sufficiently or lawfully created, perfected, or enforced or are entitled to any particular priority.

6.   Indemnification.  To the extent that the Agent is not reimbursed and indemnified by the Debtors, the Secured Parties will jointly and severally reimburse and indemnify the Agent, in proportion to their initially purchased respective principal amounts of Notes, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent in performing its duties hereunder or under the Agreement or any other Transaction Document, or in any way relating to or arising out of the Agreement or any other Transaction Document except for those determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction to have resulted solely from the Agent’s own gross negligence or willful misconduct.  Prior to taking any action hereunder as Agent, the Agent may require each Secured Party to deposit with it sufficient sums as it determines in good faith is necessary to protect the Agent for costs and expenses associated with taking such action.

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7.   Resignation by the Agent.

(a)   The Agent may resign from the performance of all its functions and duties under the Agreement and the other Transaction Documents at any time by giving 30 days’ prior written notice (as provided in the Agreement) to the Debtors and the Secured Parties.  Such resignation shall take effect upon the appointment of a successor Agent pursuant to clauses (b) and (c) below.

(b) Upon any such notice of resignation, the Secured Parties shall appoint a successor

Agent hereunder.

(c)   If a successor Agent shall not have been so appointed within said thirty (30)-day period, the Agent shall then appoint a successor Agent who shall serve as Agent until such time, if any, as the Secured Parties appoint a successor Agent as provided above.  If a successor Agent has not been appointed within such thirty (30)-day period, the Agent may petition any court of competent jurisdiction or may interplead the Debtors and the Secured Parties in a proceeding for the appointment of a successor Agent, and all fees, including, but not limited to, extraordinary fees associated with the filing of interpleader and expenses associated therewith, shall be payable by the Debtors on demand.

8.   Rights with respect to Collateral.  Each Secured Party agrees with all other Secured Parties and the Agent (i) that it shall not, and shall not attempt to, exercise any rights with respect to its security interest in the Collateral, whether pursuant to any other agreement or otherwise (other than pursuant to this Agreement), or take or institute any action against the Agent or any of the other Secured Parties in respect of the Collateral or its rights hereunder (other than any such action arising from the breach of this Agreement) and (ii) that such Secured Party has no other rights with respect to the Collateral other than as set forth in this Agreement and the other Transaction Documents.  Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the retiring Agent shall be discharged from its duties and obligations under the Agreement. After any retiring Agent’s resignation or removal hereunder as Agent, the provisions of the Agreement including this Annex B shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent.

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